JUDGEMENT FREE ZONE® PLANET FITNESS | 2022 ANNUAL REPORT AN NU AL RE PO RT C M Y CM MY CY CMY K PF_2022_Annual_Report_FINAL.pdf 1 3/15/23 12:48 PM

ANNUAL REPORT While we strive to improve each day, we know that tomorrow will be in the hands of the younger generations. Our longstanding partnership with the Boys & Girls Clubs of America enables us to support those who will become the future stewards of our communities. Since 2016, we, along with our franchisees, vendors, and members, have contributed more than $8 million toward programs that empower the next generation to promote kindness and create a more judgement free planet. Continuing to break down barriers to fitness We, along with our franchisees, are very bullish on our growth prospects. We have recovered more quickly than we expected coming out of the pandemic. We ended 2022 with 2.6 million members more than we had at the end of 2019, and we’ve opened 420 net new stores during the same time period. We were recently recognized by Entrepreneur magazine with placement as 28th overall on its Franchise 500 list and #1 in the fitness category. Along with brand strength and growth metrics, a primary consideration for the recognition is the relationship with franchisees. We believe our historically strong relationship was further strengthened by working so closely together during the pandemic. It showed in that we didn’t have one permanent store closure as a result of COVID. We were also recently recognized on the Forbes list of America's Best Employers 2023 in the Midsize Employers Travel & Leisure category. For 30 years, it’s been our mission to make fitness accessible and affordable for all. Today more than 6 percent of all Americans over the age of 15 are Planet Fitness members. But we’re not stopping there. We believe that we can double our membership over the coming years, given our historic ability to do so and the increasing penetration we’ve experienced with each successive generation. We believe our purpose of enhancing people’s lives and creating a healthier world sets us, our franchisees, and our shareholders up for long-term success. Thank you for your investment, Chris Rondeau Chief Executive Officer Dear Fellow Shareholders, Reflecting on the past year, I continue to be proud of the approximately 17 million lives we have positively impacted and the impressive financial results we continue to deliver to our shareholders as we emerge from the pandemic. I am proud of how we continue to prove our system’s resiliency, the strength of our model, our differentiated offering, and the passion of our franchisees and team members – all of which position us to continue to succeed in an environment of increasing consumer prioritization of health and wellness. Our brand appeal continued to attract many first-time gym goers or people looking to restart their wellness journey with our affordable and approachable non-intimidating fitness environment. We’re proud to have added approximately 1.8 million net new members in 2022, despite softer member growth in the first quarter largely due to the negative impact from Omicron variant of COVID-19 that peaked in January. Total revenue increased by 59.6 percent to $936.8 million, system-wide same store sales increased 11.4 percent, adjusted EBITDA grew 64.6% to $365.8 million, and adjusted diluted earnings per share was $1.64 compared to $0.80 in the prior year. We also grew our store base to 2,410 locations with the addition of 158 new stores against the backdrop of an industry that is still struggling to grow coming out of the pandemic. Members did approximately 470 million workouts in our gyms in 2022, up more than 20 percent over last year. Nearly 40 percent of our members used our gyms in a 30-day period in 2022, up from mid-30 percent in 2021. Cancellation rates were also slightly lower compared to pre-pandemic levels. Importantly, we completed several transactions that underscored our financial stability including the acquisition of one of our largest and best-performing franchisees, a successful refinancing and upsizing of our debt in an oversubscribed deal that resulted in a lower overall weighted average interest rate for our total fixed rate debt, and we repurchased 1.5 million shares at an average price of approximately $62.00 per share for a total spend of approximately $94.0 million. Additionally, our Board of Directors approved a new $500 million share repurchase authorization that replaces the existing one from 2019. Gaining a greater share of each successive generation During 2022, our appeal with younger generations continued to grow. At the end of 2019, 5 percent of all Gen Zs over the age of 15 in the United States was a member of Planet Fitness. At the end of 2022, more than 9 percent of that group was a member of Planet Fitness, with Gen Zs representing 25 percent of our total membership – which is exciting as only half of Gen Zs are old enough to join our gyms. Research shows that Gen Zs, like Millennials, prioritize an active lifestyle more so than previous generations. In fact, 60 percent of Gen Zs believe that the pandemic’s single most important effect on society will be taking care of one’s health. One of the highlights of the year was our very successful High School Summer Pass program, which generated 3.5 million teen sign-ups throughout the summer. By the end of 2022, approximately 400,000 teen participants and their parents or guardians had joined as paying members for a conversion rate of nearly 7 percent. We continue to significantly outpace our 2019 conversion rate, the last time we ran a similar program. And we had a much bigger base – more than three and a half times the teen participation we experienced in 2019. We believe that the High School Summer Pass is a win-win for our brand and our franchisees. Not only are we introducing teens to fitness and helping them establish healthy habits, at the same time, we’re building brand loyalty with them that we believe will benefit us in the future. Evolving marketing strategies to drive member growth and inspiring first-time gym goers to start their fitness journeys We began to revolutionize the fitness industry nearly 30 years ago. As a result, we have a significant size and scale advantage over our competitors in the fitness industry. Our store base is more than 60 percent greater than the next 17 high-value, low-price competitors’ combined store count. We have spent more than $1 billion on marketing since we went public in 2015, including more than $240 million in 2022 alone. This year, we implemented an integrated systemwide approach to marketing so that our national and local ad fund dollars work together to drive even more awareness of our brand. Now we can coordinate our national and local media through greater visibility and insights based on analytical findings to optimize our marketing and share best practices across the system. Importantly, our franchisees are confident with how our marketing investments are being executed at both the national and local levels. New and enhanced Planet Fitness digital features aimed at deepening member engagement and providing value inside and outside the gym. We were responsible for approximately 87 percent of member growth in the fitness industry from 2011 to 2019 primarily due to our focus of getting people “off of the couch”. We want to help them to continue their wellness journey and get value out of their membership even if they can’t visit our gyms as often as they would like. We are continuing to invest in our bricks with clicks digital strategy and mission to get the 80 percent of consumers without a gym membership off the couch and moving. To this end, we launched a redesigned version of the Planet Fitness app, providing an updated digital experience to support current and prospective members through their fitness journeys. Guiding the redesign was feedback from our members that today's consumers are looking for guidance and motivation, and they want their fitness membership to be easy to manage. Our updated app addresses all of these needs, and we are excited to provide even more value and functionality to help people both start and stick with fitness. It features a fully redesigned home screen, a refreshed members Perks section, an enhanced Workouts section, and a new My Journey experience. We also added more Perks, providing value to our members outside the four walls of the gym even when they can’t make it into a club. In 2022, we offered discounts from brands such as Crocs, GrubHub, Bose, and Shell. In fact, recent data showed that 25 percent of members who engaged with our Perks platform hadn’t visited a club in over three months. The diversity of Planet Fitness' membership base created by the brand's broad demographic appeal coupled with our size and scale advantage over the competition makes us an attractive partner for brands in the fitness industry as well as other categories. Bringing the Planet Fitness judgement free approach to more countries. We feel we are just in the early stages of our international growth. Today we have a presence in Canada, Australia, Mexico, and Panama. In 2022, we announced that we signed an agreement to expand into New Zealand. We’re in the process of building a dedicated team to accelerate our growth outside of the United States. Once the team is in place, we expect growth outside the United States to make up a bigger portion of our overall annual new store expansion. Ensuring health and wellbeing is within reach for all. Through our high-quality, low-cost business model and the judgement free environment we cultivate, we are on a mission to democratize fitness so that everyone can experience the physical, mental, and emotional benefits of an active lifestyle. Our strategy is built on our belief that we are positioned to make a positive impact by increasing access to fitness, creating inclusive clubs, cultures, and communities, and prioritizing sustainable business practices. I am proud of the investments and impact we have made, to not only improve today, but to build a better planet for the next generation. None of this work would be possible without the dedication of our team members, and we know that to truly foster a culture of inclusion externally, we must maintain an engaged and diverse workforce internally. This year, we continued to make progress against our Diversity, Equity, & Inclusion Roadmap to build a more inclusive, diverse workforce that will best serve our teams and our member base. We continue to prioritize the wellbeing of our members and are proud to have been the first fitness brand to achieve the WELL Health-Safety Rating for Facility Operations and Management by the International WELL Health Building Institute, which recognizes our leadership in adopting protocols to ensure a safer and healthier environment for all team members and members. C M Y CM MY CY CMY K PF_Annual_Report22_Letter_FINAL.pdf 1 3/15/23 12:50 PM

While we strive to improve each day, we know that tomorrow will be in the hands of the younger generations. Our longstanding partnership with the Boys & Girls Clubs of America enables us to support those who will become the future stewards of our communities. Since 2016, we, along with our franchisees, vendors, and members, have contributed more than $8 million toward programs that empower the next generation to promote kindness and create a more judgement free planet. Continuing to break down barriers to fitness We, along with our franchisees, are very bullish on our growth prospects. We have recovered more quickly than we expected coming out of the pandemic. We ended 2022 with 2.6 million members more than we had at the end of 2019, and we’ve opened 420 net new stores during the same time period. We were recently recognized by Entrepreneur magazine with placement as 28th overall on its Franchise 500 list and #1 in the fitness category. Along with brand strength and growth metrics, a primary consideration for the recognition is the relationship with franchisees. We believe our historically strong relationship was further strengthened by working so closely together during the pandemic. It showed in that we didn’t have one permanent store closure as a result of COVID. We were also recently recognized on the Forbes list of America's Best Employers 2023 in the Midsize Employers Travel & Leisure category. For 30 years, it’s been our mission to make fitness accessible and affordable for all. Today more than 6 percent of all Americans over the age of 15 are Planet Fitness members. But we’re not stopping there. We believe that we can double our membership over the coming years, given our historic ability to do so and the increasing penetration we’ve experienced with each successive generation. We believe our purpose of enhancing people’s lives and creating a healthier world sets us, our franchisees, and our shareholders up for long-term success. Thank you for your investment, Chris Rondeau Chief Executive Officer Dear Fellow Shareholders, Reflecting on the past year, I continue to be proud of the approximately 17 million lives we have positively impacted and the impressive financial results we continue to deliver to our shareholders as we emerge from the pandemic. I am proud of how we continue to prove our system’s resiliency, the strength of our model, our differentiated offering, and the passion of our franchisees and team members – all of which position us to continue to succeed in an environment of increasing consumer prioritization of health and wellness. Our brand appeal continued to attract many first-time gym goers or people looking to restart their wellness journey with our affordable and approachable non-intimidating fitness environment. We’re proud to have added approximately 1.8 million net new members in 2022, despite softer member growth in the first quarter largely due to the negative impact from Omicron variant of COVID-19 that peaked in January. Total revenue increased by 59.6 percent to $936.8 million, system-wide same store sales increased 11.4 percent, adjusted EBITDA grew 64.6% to $365.8 million, and adjusted diluted earnings per share was $1.64 compared to $0.80 in the prior year. We also grew our store base to 2,410 locations with the addition of 158 new stores against the backdrop of an industry that is still struggling to grow coming out of the pandemic. Members did approximately 470 million workouts in our gyms in 2022, up more than 20 percent over last year. Nearly 40 percent of our members used our gyms in a 30-day period in 2022, up from mid-30 percent in 2021. Cancellation rates were also slightly lower compared to pre-pandemic levels. Importantly, we completed several transactions that underscored our financial stability including the acquisition of one of our largest and best-performing franchisees, a successful refinancing and upsizing of our debt in an oversubscribed deal that resulted in a lower overall weighted average interest rate for our total fixed rate debt, and we repurchased 1.5 million shares at an average price of approximately $62.00 per share for a total spend of approximately $94.0 million. Additionally, our Board of Directors approved a new $500 million share repurchase authorization that replaces the existing one from 2019. Gaining a greater share of each successive generation During 2022, our appeal with younger generations continued to grow. At the end of 2019, 5 percent of all Gen Zs over the age of 15 in the United States was a member of Planet Fitness. At the end of 2022, more than 9 percent of that group was a member of Planet Fitness, with Gen Zs representing 25 percent of our total membership – which is exciting as only half of Gen Zs are old enough to join our gyms. Research shows that Gen Zs, like Millennials, prioritize an active lifestyle more so than previous generations. In fact, 60 percent of Gen Zs believe that the pandemic’s single most important effect on society will be taking care of one’s health. One of the highlights of the year was our very successful High School Summer Pass program, which generated 3.5 million teen sign-ups throughout the summer. By the end of 2022, approximately 400,000 teen participants and their parents or guardians had joined as paying members for a conversion rate of nearly 7 percent. We continue to significantly outpace our 2019 conversion rate, the last time we ran a similar program. And we had a much bigger base – more than three and a half times the teen participation we experienced in 2019. We believe that the High School Summer Pass is a win-win for our brand and our franchisees. Not only are we introducing teens to fitness and helping them establish healthy habits, at the same time, we’re building brand loyalty with them that we believe will benefit us in the future. Evolving marketing strategies to drive member growth and inspiring first-time gym goers to start their fitness journeys We began to revolutionize the fitness industry nearly 30 years ago. As a result, we have a significant size and scale advantage over our competitors in the fitness industry. Our store base is more than 60 percent greater than the next 17 high-value, low-price competitors’ combined store count. We have spent more than $1 billion on marketing since we went public in 2015, including more than $240 million in 2022 alone. This year, we implemented an integrated systemwide approach to marketing so that our national and local ad fund dollars work together to drive even more awareness of our brand. Now we can coordinate our national and local media through greater visibility and insights based on analytical findings to optimize our marketing and share best practices across the system. Importantly, our franchisees are confident with how our marketing investments are being executed at both the national and local levels. New and enhanced Planet Fitness digital features aimed at deepening member engagement and providing value inside and outside the gym. We were responsible for approximately 87 percent of member growth in the fitness industry from 2011 to 2019 primarily due to our focus of getting people “off of the couch”. We want to help them to continue their wellness journey and get value out of their membership even if they can’t visit our gyms as often as they would like. We are continuing to invest in our bricks with clicks digital strategy and mission to get the 80 percent of consumers without a gym membership off the couch and moving. To this end, we launched a redesigned version of the Planet Fitness app, providing an updated digital experience to support current and prospective members through their fitness journeys. Guiding the redesign was feedback from our members that today's consumers are looking for guidance and motivation, and they want their fitness membership to be easy to manage. Our updated app addresses all of these needs, and we are excited to provide even more value and functionality to help people both start and stick with fitness. It features a fully redesigned home screen, a refreshed members Perks section, an enhanced Workouts section, and a new My Journey experience. We also added more Perks, providing value to our members outside the four walls of the gym even when they can’t make it into a club. In 2022, we offered discounts from brands such as Crocs, GrubHub, Bose, and Shell. In fact, recent data showed that 25 percent of members who engaged with our Perks platform hadn’t visited a club in over three months. The diversity of Planet Fitness' membership base created by the brand's broad demographic appeal coupled with our size and scale advantage over the competition makes us an attractive partner for brands in the fitness industry as well as other categories. Bringing the Planet Fitness judgement free approach to more countries. We feel we are just in the early stages of our international growth. Today we have a presence in Canada, Australia, Mexico, and Panama. In 2022, we announced that we signed an agreement to expand into New Zealand. We’re in the process of building a dedicated team to accelerate our growth outside of the United States. Once the team is in place, we expect growth outside the United States to make up a bigger portion of our overall annual new store expansion. Ensuring health and wellbeing is within reach for all. Through our high-quality, low-cost business model and the judgement free environment we cultivate, we are on a mission to democratize fitness so that everyone can experience the physical, mental, and emotional benefits of an active lifestyle. Our strategy is built on our belief that we are positioned to make a positive impact by increasing access to fitness, creating inclusive clubs, cultures, and communities, and prioritizing sustainable business practices. I am proud of the investments and impact we have made, to not only improve today, but to build a better planet for the next generation. None of this work would be possible without the dedication of our team members, and we know that to truly foster a culture of inclusion externally, we must maintain an engaged and diverse workforce internally. This year, we continued to make progress against our Diversity, Equity, & Inclusion Roadmap to build a more inclusive, diverse workforce that will best serve our teams and our member base. We continue to prioritize the wellbeing of our members and are proud to have been the first fitness brand to achieve the WELL Health-Safety Rating for Facility Operations and Management by the International WELL Health Building Institute, which recognizes our leadership in adopting protocols to ensure a safer and healthier environment for all team members and members. C M Y CM MY CY CMY K PF_Annual_Report22_Letter_FINAL.pdf 2 3/15/23 12:50 PM

While we strive to improve each day, we know that tomorrow will be in the hands of the younger generations. Our longstanding partnership with the Boys & Girls Clubs of America enables us to support those who will become the future stewards of our communities. Since 2016, we, along with our franchisees, vendors, and members, have contributed more than $8 million toward programs that empower the next generation to promote kindness and create a more judgement free planet. Continuing to break down barriers to fitness We, along with our franchisees, are very bullish on our growth prospects. We have recovered more quickly than we expected coming out of the pandemic. We ended 2022 with 2.6 million members more than we had at the end of 2019, and we’ve opened 420 net new stores during the same time period. We were recently recognized by Entrepreneur magazine with placement as 28th overall on its Franchise 500 list and #1 in the fitness category. Along with brand strength and growth metrics, a primary consideration for the recognition is the relationship with franchisees. We believe our historically strong relationship was further strengthened by working so closely together during the pandemic. It showed in that we didn’t have one permanent store closure as a result of COVID. We were also recently recognized on the Forbes list of America's Best Employers 2023 in the Midsize Employers Travel & Leisure category. For 30 years, it’s been our mission to make fitness accessible and affordable for all. Today more than 6 percent of all Americans over the age of 15 are Planet Fitness members. But we’re not stopping there. We believe that we can double our membership over the coming years, given our historic ability to do so and the increasing penetration we’ve experienced with each successive generation. We believe our purpose of enhancing people’s lives and creating a healthier world sets us, our franchisees, and our shareholders up for long-term success. Thank you for your investment, Chris Rondeau Chief Executive Officer Dear Fellow Shareholders, Reflecting on the past year, I continue to be proud of the approximately 17 million lives we have positively impacted and the impressive financial results we continue to deliver to our shareholders as we emerge from the pandemic. I am proud of how we continue to prove our system’s resiliency, the strength of our model, our differentiated offering, and the passion of our franchisees and team members – all of which position us to continue to succeed in an environment of increasing consumer prioritization of health and wellness. Our brand appeal continued to attract many first-time gym goers or people looking to restart their wellness journey with our affordable and approachable non-intimidating fitness environment. We’re proud to have added approximately 1.8 million net new members in 2022, despite softer member growth in the first quarter largely due to the negative impact from Omicron variant of COVID-19 that peaked in January. Total revenue increased by 59.6 percent to $936.8 million, system-wide same store sales increased 11.4 percent, adjusted EBITDA grew 64.6% to $365.8 million, and adjusted diluted earnings per share was $1.64 compared to $0.80 in the prior year. We also grew our store base to 2,410 locations with the addition of 158 new stores against the backdrop of an industry that is still struggling to grow coming out of the pandemic. Members did approximately 470 million workouts in our gyms in 2022, up more than 20 percent over last year. Nearly 40 percent of our members used our gyms in a 30-day period in 2022, up from mid-30 percent in 2021. Cancellation rates were also slightly lower compared to pre-pandemic levels. Importantly, we completed several transactions that underscored our financial stability including the acquisition of one of our largest and best-performing franchisees, a successful refinancing and upsizing of our debt in an oversubscribed deal that resulted in a lower overall weighted average interest rate for our total fixed rate debt, and we repurchased 1.5 million shares at an average price of approximately $62.00 per share for a total spend of approximately $94.0 million. Additionally, our Board of Directors approved a new $500 million share repurchase authorization that replaces the existing one from 2019. Gaining a greater share of each successive generation During 2022, our appeal with younger generations continued to grow. At the end of 2019, 5 percent of all Gen Zs over the age of 15 in the United States was a member of Planet Fitness. At the end of 2022, more than 9 percent of that group was a member of Planet Fitness, with Gen Zs representing 25 percent of our total membership – which is exciting as only half of Gen Zs are old enough to join our gyms. Research shows that Gen Zs, like Millennials, prioritize an active lifestyle more so than previous generations. In fact, 60 percent of Gen Zs believe that the pandemic’s single most important effect on society will be taking care of one’s health. One of the highlights of the year was our very successful High School Summer Pass program, which generated 3.5 million teen sign-ups throughout the summer. By the end of 2022, approximately 400,000 teen participants and their parents or guardians had joined as paying members for a conversion rate of nearly 7 percent. We continue to significantly outpace our 2019 conversion rate, the last time we ran a similar program. And we had a much bigger base – more than three and a half times the teen participation we experienced in 2019. We believe that the High School Summer Pass is a win-win for our brand and our franchisees. Not only are we introducing teens to fitness and helping them establish healthy habits, at the same time, we’re building brand loyalty with them that we believe will benefit us in the future. Evolving marketing strategies to drive member growth and inspiring first-time gym goers to start their fitness journeys We began to revolutionize the fitness industry nearly 30 years ago. As a result, we have a significant size and scale advantage over our competitors in the fitness industry. Our store base is more than 60 percent greater than the next 17 high-value, low-price competitors’ combined store count. We have spent more than $1 billion on marketing since we went public in 2015, including more than $240 million in 2022 alone. This year, we implemented an integrated systemwide approach to marketing so that our national and local ad fund dollars work together to drive even more awareness of our brand. Now we can coordinate our national and local media through greater visibility and insights based on analytical findings to optimize our marketing and share best practices across the system. Importantly, our franchisees are confident with how our marketing investments are being executed at both the national and local levels. New and enhanced Planet Fitness digital features aimed at deepening member engagement and providing value inside and outside the gym. We were responsible for approximately 87 percent of member growth in the fitness industry from 2011 to 2019 primarily due to our focus of getting people “off of the couch”. We want to help them to continue their wellness journey and get value out of their membership even if they can’t visit our gyms as often as they would like. We are continuing to invest in our bricks with clicks digital strategy and mission to get the 80 percent of consumers without a gym membership off the couch and moving. To this end, we launched a redesigned version of the Planet Fitness app, providing an updated digital experience to support current and prospective members through their fitness journeys. Guiding the redesign was feedback from our members that today's consumers are looking for guidance and motivation, and they want their fitness membership to be easy to manage. Our updated app addresses all of these needs, and we are excited to provide even more value and functionality to help people both start and stick with fitness. It features a fully redesigned home screen, a refreshed members Perks section, an enhanced Workouts section, and a new My Journey experience. We also added more Perks, providing value to our members outside the four walls of the gym even when they can’t make it into a club. In 2022, we offered discounts from brands such as Crocs, GrubHub, Bose, and Shell. In fact, recent data showed that 25 percent of members who engaged with our Perks platform hadn’t visited a club in over three months. The diversity of Planet Fitness' membership base created by the brand's broad demographic appeal coupled with our size and scale advantage over the competition makes us an attractive partner for brands in the fitness industry as well as other categories. Bringing the Planet Fitness judgement free approach to more countries. We feel we are just in the early stages of our international growth. Today we have a presence in Canada, Australia, Mexico, and Panama. In 2022, we announced that we signed an agreement to expand into New Zealand. We’re in the process of building a dedicated team to accelerate our growth outside of the United States. Once the team is in place, we expect growth outside the United States to make up a bigger portion of our overall annual new store expansion. Ensuring health and wellbeing is within reach for all. Through our high-quality, low-cost business model and the judgement free environment we cultivate, we are on a mission to democratize fitness so that everyone can experience the physical, mental, and emotional benefits of an active lifestyle. Our strategy is built on our belief that we are positioned to make a positive impact by increasing access to fitness, creating inclusive clubs, cultures, and communities, and prioritizing sustainable business practices. I am proud of the investments and impact we have made, to not only improve today, but to build a better planet for the next generation. None of this work would be possible without the dedication of our team members, and we know that to truly foster a culture of inclusion externally, we must maintain an engaged and diverse workforce internally. This year, we continued to make progress against our Diversity, Equity, & Inclusion Roadmap to build a more inclusive, diverse workforce that will best serve our teams and our member base. We continue to prioritize the wellbeing of our members and are proud to have been the first fitness brand to achieve the WELL Health-Safety Rating for Facility Operations and Management by the International WELL Health Building Institute, which recognizes our leadership in adopting protocols to ensure a safer and healthier environment for all team members and members. C M Y CM MY CY CMY K PF_Annual_Report22_Letter_FINAL.pdf 3 3/15/23 12:50 PM

While we strive to improve each day, we know that tomorrow will be in the hands of the younger generations. Our longstanding partnership with the Boys & Girls Clubs of America enables us to support those who will become the future stewards of our communities. Since 2016, we, along with our franchisees, vendors, and members, have contributed more than $8 million toward programs that empower the next generation to promote kindness and create a more judgement free planet. Continuing to break down barriers to fitness We, along with our franchisees, are very bullish on our growth prospects. We have recovered more quickly than we expected coming out of the pandemic. We ended 2022 with 2.6 million members more than we had at the end of 2019, and we’ve opened 420 net new stores during the same time period. We were recently recognized by Entrepreneur magazine with placement as 28th overall on its Franchise 500 list and #1 in the fitness category. Along with brand strength and growth metrics, a primary consideration for the recognition is the relationship with franchisees. We believe our historically strong relationship was further strengthened by working so closely together during the pandemic. It showed in that we didn’t have one permanent store closure as a result of COVID. We were also recently recognized on the Forbes list of America's Best Employers 2023 in the Midsize Employers Travel & Leisure category. For 30 years, it’s been our mission to make fitness accessible and affordable for all. Today more than 6 percent of all Americans over the age of 15 are Planet Fitness members. But we’re not stopping there. We believe that we can double our membership over the coming years, given our historic ability to do so and the increasing penetration we’ve experienced with each successive generation. We believe our purpose of enhancing people’s lives and creating a healthier world sets us, our franchisees, and our shareholders up for long-term success. Thank you for your investment, Chris Rondeau Chief Executive Officer Dear Fellow Shareholders, Reflecting on the past year, I continue to be proud of the approximately 17 million lives we have positively impacted and the impressive financial results we continue to deliver to our shareholders as we emerge from the pandemic. I am proud of how we continue to prove our system’s resiliency, the strength of our model, our differentiated offering, and the passion of our franchisees and team members – all of which position us to continue to succeed in an environment of increasing consumer prioritization of health and wellness. Our brand appeal continued to attract many first-time gym goers or people looking to restart their wellness journey with our affordable and approachable non-intimidating fitness environment. We’re proud to have added approximately 1.8 million net new members in 2022, despite softer member growth in the first quarter largely due to the negative impact from Omicron variant of COVID-19 that peaked in January. Total revenue increased by 59.6 percent to $936.8 million, system-wide same store sales increased 11.4 percent, adjusted EBITDA grew 64.6% to $365.8 million, and adjusted diluted earnings per share was $1.64 compared to $0.80 in the prior year. We also grew our store base to 2,410 locations with the addition of 158 new stores against the backdrop of an industry that is still struggling to grow coming out of the pandemic. Members did approximately 470 million workouts in our gyms in 2022, up more than 20 percent over last year. Nearly 40 percent of our members used our gyms in a 30-day period in 2022, up from mid-30 percent in 2021. Cancellation rates were also slightly lower compared to pre-pandemic levels. Importantly, we completed several transactions that underscored our financial stability including the acquisition of one of our largest and best-performing franchisees, a successful refinancing and upsizing of our debt in an oversubscribed deal that resulted in a lower overall weighted average interest rate for our total fixed rate debt, and we repurchased 1.5 million shares at an average price of approximately $62.00 per share for a total spend of approximately $94.0 million. Additionally, our Board of Directors approved a new $500 million share repurchase authorization that replaces the existing one from 2019. Gaining a greater share of each successive generation During 2022, our appeal with younger generations continued to grow. At the end of 2019, 5 percent of all Gen Zs over the age of 15 in the United States was a member of Planet Fitness. At the end of 2022, more than 9 percent of that group was a member of Planet Fitness, with Gen Zs representing 25 percent of our total membership – which is exciting as only half of Gen Zs are old enough to join our gyms. Research shows that Gen Zs, like Millennials, prioritize an active lifestyle more so than previous generations. In fact, 60 percent of Gen Zs believe that the pandemic’s single most important effect on society will be taking care of one’s health. One of the highlights of the year was our very successful High School Summer Pass program, which generated 3.5 million teen sign-ups throughout the summer. By the end of 2022, approximately 400,000 teen participants and their parents or guardians had joined as paying members for a conversion rate of nearly 7 percent. We continue to significantly outpace our 2019 conversion rate, the last time we ran a similar program. And we had a much bigger base – more than three and a half times the teen participation we experienced in 2019. We believe that the High School Summer Pass is a win-win for our brand and our franchisees. Not only are we introducing teens to fitness and helping them establish healthy habits, at the same time, we’re building brand loyalty with them that we believe will benefit us in the future. Evolving marketing strategies to drive member growth and inspiring first-time gym goers to start their fitness journeys We began to revolutionize the fitness industry nearly 30 years ago. As a result, we have a significant size and scale advantage over our competitors in the fitness industry. Our store base is more than 60 percent greater than the next 17 high-value, low-price competitors’ combined store count. We have spent more than $1 billion on marketing since we went public in 2015, including more than $240 million in 2022 alone. This year, we implemented an integrated systemwide approach to marketing so that our national and local ad fund dollars work together to drive even more awareness of our brand. Now we can coordinate our national and local media through greater visibility and insights based on analytical findings to optimize our marketing and share best practices across the system. Importantly, our franchisees are confident with how our marketing investments are being executed at both the national and local levels. New and enhanced Planet Fitness digital features aimed at deepening member engagement and providing value inside and outside the gym. We were responsible for approximately 87 percent of member growth in the fitness industry from 2011 to 2019 primarily due to our focus of getting people “off of the couch”. We want to help them to continue their wellness journey and get value out of their membership even if they can’t visit our gyms as often as they would like. We are continuing to invest in our bricks with clicks digital strategy and mission to get the 80 percent of consumers without a gym membership off the couch and moving. To this end, we launched a redesigned version of the Planet Fitness app, providing an updated digital experience to support current and prospective members through their fitness journeys. Guiding the redesign was feedback from our members that today's consumers are looking for guidance and motivation, and they want their fitness membership to be easy to manage. Our updated app addresses all of these needs, and we are excited to provide even more value and functionality to help people both start and stick with fitness. It features a fully redesigned home screen, a refreshed members Perks section, an enhanced Workouts section, and a new My Journey experience. We also added more Perks, providing value to our members outside the four walls of the gym even when they can’t make it into a club. In 2022, we offered discounts from brands such as Crocs, GrubHub, Bose, and Shell. In fact, recent data showed that 25 percent of members who engaged with our Perks platform hadn’t visited a club in over three months. The diversity of Planet Fitness' membership base created by the brand's broad demographic appeal coupled with our size and scale advantage over the competition makes us an attractive partner for brands in the fitness industry as well as other categories. Bringing the Planet Fitness judgement free approach to more countries. We feel we are just in the early stages of our international growth. Today we have a presence in Canada, Australia, Mexico, and Panama. In 2022, we announced that we signed an agreement to expand into New Zealand. We’re in the process of building a dedicated team to accelerate our growth outside of the United States. Once the team is in place, we expect growth outside the United States to make up a bigger portion of our overall annual new store expansion. Ensuring health and wellbeing is within reach for all. Through our high-quality, low-cost business model and the judgement free environment we cultivate, we are on a mission to democratize fitness so that everyone can experience the physical, mental, and emotional benefits of an active lifestyle. Our strategy is built on our belief that we are positioned to make a positive impact by increasing access to fitness, creating inclusive clubs, cultures, and communities, and prioritizing sustainable business practices. I am proud of the investments and impact we have made, to not only improve today, but to build a better planet for the next generation. None of this work would be possible without the dedication of our team members, and we know that to truly foster a culture of inclusion externally, we must maintain an engaged and diverse workforce internally. This year, we continued to make progress against our Diversity, Equity, & Inclusion Roadmap to build a more inclusive, diverse workforce that will best serve our teams and our member base. We continue to prioritize the wellbeing of our members and are proud to have been the first fitness brand to achieve the WELL Health-Safety Rating for Facility Operations and Management by the International WELL Health Building Institute, which recognizes our leadership in adopting protocols to ensure a safer and healthier environment for all team members and members. C M Y CM MY CY CMY K PF_Annual_Report22_Letter_FINAL.pdf 4 3/15/23 12:50 PM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (As Amended by Amendment No. 1 filed March 2, 2023) (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO Commission File Number 001-37534 PLANET FITNESS, INC. (Exact name of Registrant as specified in its Charter) Delaware 38-3942097 (State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.) 4 Liberty Lane West, Hampton, NH 03842 (Address of Principal Executive Offices and Zip Code) (603) 750-0001 (Registrant’s Telephone Number, Including Area Code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Class A common stock, $0.0001 Par Value PLNT New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of the “large accelerated filer,” “accelerated filer,” “non-accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act: Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Small reporting company ☐ Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☐ Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ The aggregate market value of the Registrant’s Class A common stock held by non-affiliates, computed by reference to the last reported sale price of the Class A common stock as reported on the New York Stock Exchange on June 30, 2022 was approximately $5.7 billion. The number of outstanding shares of the registrant’s Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, as of February 24, 2023, was 84,857,051 shares and 4,586,140 shares, respectively.

DOCUMENTS INCORPORATED BY REFERENCE Portions of the Definitive Proxy Statement for the registrant’s 2022 Annual Meeting of Stockholders to be held May 1, 2023, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

Table of Contents Page PART I Item 1. Business 5 Item 1A. Risk Factors 18 Item 1B. Unresolved Staff Comments 41 Item 2. Properties 42 Item 3. Legal Proceedings 42 Item 4. Mine Safety Disclosures 42 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 43 Item 6. (Reserved) 45 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 46 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 69 Item 8. Financial Statements and Supplementary Data 70 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 107 Item 9A. Controls and Procedures 107 Item 9B. Other Information 109 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 109 PART III Item 10. Directors, Executive Officers and Corporate Governance 109 Item 11. Executive Compensation 109 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 109 Item 13. Certain Relationships and Related Transactions, and Director Independence 109 Item 14. Principal Accounting Fees and Services 109 PART IV Item 15. Exhibits, Financial Statement Schedules 110 Item 16. Form 10-K Summary 114 3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “should,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Item 1A. – Risk Factors,” of this report. Unless legally required, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. 4

PART I Item 1. Business. Planet Fitness, Inc. is a Delaware corporation formed on March 16, 2015. Planet Fitness, Inc. Class A common stock trades on the New York Stock Exchange under the symbol “PLNT.” Our Company Fitness for everyone We are one of the largest and fastest-growing franchisors and operators of fitness centers in the world by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone. Our bright, clean stores are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience at only $10 per month for our standard membership. This attractive value proposition is designed to appeal to a broad population, including occasional gym users and the approximately 80% of the U.S. and Canadian populations over age 14 who do not belong to a gym, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’s community atmosphere—a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members. In 2022, we recorded revenues of $936.8 million and system-wide sales of $3.9 billion (which we define as monthly dues and annual fees billed by us and our franchisees). We ended the year with approximately 17.0 million members and 2,410 stores in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. System-wide sales for 2022 include $3.5 billion attributable to franchisee-owned stores, from which we generate royalty revenue, and $395.1 million attributable to our corporate-owned stores. Of our 2,410 stores, 2,176 are franchised and 234 are corporate-owned. Under signed area development agreements (“ADAs”) as of December 31, 2022, our franchisees have committed to open more than 1,000 additional stores. In 2022, our corporate-owned stores had a segment EBITDA margin of 37.5% and had average unit volumes (“AUVs”) of approximately $1.8 million with four-wall EBITDA margins (an assessment of store-level profitability which includes local and national advertising expense) of approximately 42.0%, or approximately 34.8% after applying the current 7% royalty rate. Based on franchisee business reviews and management estimates since the onset of the COVID-19 pandemic, we believe that, on average, franchisee stores achieve four-wall EBITDA margins in line with, or higher than these corporate-owned store four- wall EBITDA margins. For a reconciliation of segment EBITDA margin to four-wall EBITDA margin for corporate-owned stores, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Our growth is reflected in: • 2,410 stores as of December 31, 2022, compared to 1,742 as of December 31, 2018, reflecting a compound annual growth rate (“CAGR”) of 8.5%; • 17.0 million members as of December 31, 2022, compared to 12.5 million as of December 31, 2018, reflecting a CAGR of 8.0%; • 53 consecutive quarters of system-wide same store sales growth through the first quarter of 2020, six consecutive quarters of system-wide same store sales growth beginning in the third quarter of 2021 through the fourth quarter of 2022 (which we define as year-over-year growth solely of monthly dues from stores that have been open and for which membership dues have been billed for longer than 12 months); 5

Planet Fitness – Home of the Judgement Free Zone We bring fitness to a large, previously underserved segment of the population. Our differentiated member experience is driven by three key elements: • Welcoming, non-intimidating environment: We believe fitness is essential to both physical and mental health, and every member should feel accepted and respected when they walk into a Planet Fitness regardless of their fitness level. Our stores provide a Judgement Free Zone where members can experience a non-intimidating and supportive environment. Our “come as you are” approach has fostered a strong sense of community among our members, allowing them not only to feel comfortable as they work toward their fitness goals but also to encourage others to do the same. By outfitting our stores with more cardiovascular and light strength equipment, and a limited offering of heavy free weights, we seek to reinforce our Judgement Free Zone philosophy by discouraging what we call “Lunk” behavior, such as dropping weights and grunting, that can be intimidating to new and occasional gym users. • Distinct store experience: Because our stores are typically 20,000 square feet and we do not offer non-essential amenities such as group exercise classes, pools, day care centers and juice bars, we have more space for the equipment our members do use. We believe our tailored use of space is, at least in part, why we have not needed to impose time limits on our cardio machines. Part of our unique store experience is the diligence our members and employees have to maintain a clean and sanitized environment. Members’ etiquette typically includes wiping down the equipment before and after use with our sanitization spray, which is FDA-approved to kill the COVID-19 virus on surfaces. • Exceptional value for members: In the U.S., for only $10 per month, our standard membership includes unlimited access to one Planet Fitness location and unlimited free fitness instruction to all members in small groups through our PE@PF program. And, for approximately $24.99 per month, our PF Black Card members have access to all of our stores system-wide and can bring a guest on each visit, which provides an additional opportunity to attract new members. Our PF Black Card members also have access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more. Our competitive strengths We attribute our success to the following strengths: • Market leader with differentiated member experience, nationally recognized brand and scale advantage. We are one of the largest and fastest-growing franchisors and operators of fitness centers in the world by number of members and locations, with a highly recognized national brand. • Differentiated member experience. Planet Fitness is the home of the Judgement Free Zone, a place where people of all fitness levels can feel comfortable working out at their own pace, feel supported in their efforts and not feel intimidated by pushy salespeople or other members who may ruin their fitness experience. Our philosophy is simple: Planet Fitness is an environment where members can relax, go at their own pace and be themselves without ever having to worry about being judged. No matter what size the goal, we believe that all of these accomplishments deserve to be celebrated. • Nationally recognized brand. We have developed a highly relatable and recognizable brand focused on providing our members with a judgement free environment. We do so through fun and memorable marketing campaigns and in-store signage. As a result, we have among the highest aided and unaided brand awareness scores in the U.S. fitness industry, according to our Brand Health research, a third-party consumer study that we have updated tri- annually. • Scale advantage. Our scale provides several competitive advantages, including enhanced purchasing power and extended warranties with our fitness equipment and other suppliers and the ability to attract high-quality franchisee partners. In addition, we estimate that our large U.S. national advertising fund, funded by franchisees and us, together with our requirement that franchisees spend 7% of their monthly membership dues on local advertising, enabled us and our franchisees to spend over $275 million in 2022. • Exceptional value proposition that appeals to a broad member demographic. Our low monthly membership dues combined with our non-intimidating and welcoming environment, enable us to attract a broad member demographic based on age, household income, gender and ethnicity. Our member base is approximately 50% female and our members come from both high- and low-income households. Approximately 20% of our stores are located in areas that the US government deems “low income,” providing access to improve health and wellness in underserved communities. Our broad appeal and ability to attract occasional and first-time gym users enable us to continue to target a large segment of the population in a variety of markets and geographies. 6

• Highly attractive franchise system built for growth. Our easy-to-operate model, strong store-level economics and brand strength have enabled us to attract a team of professional, successful franchisees from a variety of industries. We believe that our strategy to be predominantly franchisee-owned enables us to scale more rapidly than a predominantly company-owned strategy. Our streamlined model features relatively fixed labor costs, minimal inventory, automatic billing and limited cash transactions. The attractiveness of our franchise model is further evidenced by the fact that our franchisees re-invest their capital into the brand, with over 90% of our new stores in 2022 opened by our existing franchisee base. We view our franchisees as strategic partners in expanding the Planet Fitness store base and brand. • Predictable and recurring revenue streams with high cash flow conversion. While 2020 brought an unprecedented disruption to the general economy, our industry and our business, when operating in a normal business environment, our model provides us with predictable and recurring revenue streams. In 2022, approximately 90% of both our corporate-owned store and franchise revenues consisted of recurring revenue streams, which include royalties, vendor commissions, monthly dues and annual fees. Our franchisees are obligated to purchase fitness equipment from us or our required vendor for their new stores and to replace this equipment approximately every five to seven years. As a result, these “equip” and “re-equip” requirements create a predictable and growing revenue stream as our franchisees open new stores under their ADAs. Our growth strategies We believe there are significant opportunities to grow our brand awareness, increase our revenues and profitability and deliver shareholder value by executing on the following strategies: • Continue to grow our store base across a broad range of domestic and international markets. We have meaningfully grown our store count over the last five years, expanding from 1,742 stores as of December 31, 2018 to 2,410 stores as of December 31, 2022. As of December 31, 2022, our franchisees have contractual obligations to open more than 1,000 additional stores, including more than 500 over the next three years. Because our stores are successful across a wide range of geographies and demographics with varying market characteristics, we believe that our high level of brand awareness and low per capita penetration creates a significant opportunity to open new Planet Fitness stores both in the U.S. and internationally. Based on our internal and third-party analysis, we believe we have the potential to grow our store base to over 4,000 stores in the U.S. alone. ◦ Drive revenue growth and system-wide same store sales. We have a significant history of positive system-wide same store sales growth, reaching 53 consecutive quarters through the first quarter of 2020, prior to the impact of the COVID-19 pandemic, and six consecutive quarters of system-wide same store sales growth beginning in the third quarter of 2021 through the fourth quarter of 2022. We expect to achieve system-wide same store sales growth primarily by: • Attracting new members to existing Planet Fitness stores. As the population in the markets where we operate continue to focus on health and wellness, we believe we are well-positioned to capture a disproportionate share of these populations given our affordability and appeal to first-time and occasional gym users. Over the years, we have seen our membership penetration rates of each successive generation increase compared to the previous generations. We continue to evolve our offerings and enhance the PE@PF Program, our proprietary small group training program to appeal to our target member base. In addition to our in store experience, we also provide more than 500 workouts to both existing members and prospects via the free Planet Fitness mobile application, featuring differentiated content geared toward engaging with our community outside of our four walls and providing more ways to connect to our target audience – first time and casual gym users. • Increasing mix of PF Black Card memberships by enhancing value and member experience. We expect to drive sales by attracting new members to join as a PF Black Card member as well as continuing to convert our existing members’ standard memberships to our premium PF Black Card membership. We encourage this upgrade by continuing to enhance the value of our PF Black Card benefits through the ability to use any Planet Fitness location, free guest privileges, access premium content on the Planet Fitness mobile app and additional in-store amenities, such as tanning equipment, hydro-massage beds, and affinity partnerships for discounts and promotions. Our PF Black Card members as a percentage of total membership has increased from 60% as of December 31, 2018 to 62.5% as of December 31, 2022, and our average monthly dues per member have increased from $16.52 to $18.01 over the same period. • Increase brand investment to drive awareness and growth. We plan to continue to increase our strong brand awareness by leveraging significant marketing expenditures by our franchisees and us, which we believe will result in increased membership in new and existing stores and continue to attract high-quality franchisee partners. As of December 31, 2022, our agency structure consists of one national and two local agencies allowing for integration and coordination of National Advertising Fund (“NAF”) and local advertising spending. Under our current franchise agreement, franchisees are required to contribute 2% of their monthly membership dues and beginning in January 2023 annual fees to our NAF and Canadian 7 advertising fund. We spent $72.3 million in 2022 to support our national marketing campaigns, our social media platforms and the development of local advertising materials, of which $6.2 million was from our corporate-owned stores and included in store operations expense on our consolidated statements of operations. Under our current franchise agreement, franchisees as well as our corporate-owned stores are also required to spend 7% of their monthly membership dues on local advertising. We expect both our NAF and local advertising spending to grow as our membership grows. • Continue to expand royalties from increases in average royalty rate and new franchisees. While our current franchise agreement stipulates a monthly royalty rate of 7% of monthly dues and annual membership fees, as of December 31, 2022, only 47% of our stores are paying royalties at the current franchise agreement rate, primarily due to lower rates in historical agreements. As new franchisees enter our system and, generally, as current franchisees open new stores or renew their existing franchise agreements at the current royalty rate, our average system-wide royalty rate will increase. In 2022, our average royalty rate was 6.5% compared to 5.6% in 2018. • Grow sales from fitness equipment and related services. Our franchisees are contractually obligated to purchase fitness equipment from us, and in certain international markets, from our required vendors. Due to our scale and negotiating power, we believe we offer competitive pricing for high-quality, purple and yellow Planet Fitness-branded fitness equipment. We expect our equipment sales to grow as our U.S. franchisees open new stores and replace used equipment as required every five to seven years. As the number of franchise stores continues to increase and existing franchise stores continue to mature, we anticipate incremental growth in revenue related to the sale of equipment to franchisees. In addition, we believe that regularly refreshing equipment helps our franchise stores maintain a consistent, high-quality fitness experience and is one of the contributing factors that drives new member growth. In certain international markets, we earn a commission on the sale of equipment by our required vendors to franchisee-owned stores. Our industry Due to our unique positioning to a broader demographic, we believe Planet Fitness has an addressable market that is significantly larger than the traditional health club industry. We view our addressable market as approximately 250 million people, representing the U.S. population over 14 years of age. We compete broadly for consumer discretionary spending related to leisure, sports, entertainment and other non-fitness activities in addition to the traditional health club market. Both our standard and PF Black Card memberships are priced significantly below the 2021 industry average of $58 per month, the latest available estimate from our industry’s trade association, the International Health, Racquet & Sportsclub Association’s (“IHRSA”). According to IHRSA, from the start of the COVID-19 pandemic in March 2020 through January 1, 2022, 25% of all fitness facilities permanently closed across the United States as a result of the COVID-19 pandemic. Over the same period of time, Planet Fitness permanently closed none of its franchisee-owned or corporate-owned stores as a result of the COVID-19 pandemic. Membership We make it simple for members to join, whether online, through our mobile application or in-store—no pushy sales tactics, no pressure and no complicated rate structures. Our members generally pay the following amounts (or an equivalent amount in the store’s local currency): • monthly membership dues of only $10 for our standard membership, or approximately $24.99 for PF Black Card members; • current standard annual fees of approximately $49; and • enrollment fees of approximately $0 to $59. Belonging to a Planet Fitness store has perks whether members select the standard membership or the premium PF Black Card membership. Every member can take advantage of specials and discount offers from third-party retail partners and gets free, unlimited fitness instruction included in their monthly membership fee. Our PF Black Card members also have the right to reciprocal use of all Planet Fitness stores, can bring a friend with them each time they work out, and have access to massage beds and chairs and tanning, among other benefits. PF Black Card benefits extend beyond our store as well, with exclusive specials and discount offers from third-party retail partners. While some of our memberships require a cancellation fee, we offer, and require our franchisees to offer, a non-committal membership option. As of December 31, 2022, we had approximately 17.0 million members. We utilize electronic funds transfer (“EFT”) as our primary method of collecting monthly dues and annual membership fees. Over 85% of membership fee payments to our corporate-owned and franchise stores are collected via Automated Clearing House (“ACH”) direct debit. We believe there are certain advantages to receiving a higher concentration of ACH payments, as compared to credit card payments, including less frequent expiration of billing information and reduced exposure to subjective chargeback or dispute claims and fees. 8

Our stores

We had 2,410 stores system-wide as of December 31, 2022, of which 2,176 were franchised and 234 were corporate-owned, located in 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. The map below shows our franchisee-owned stores by location, and the accompanying table shows our corporate-owned stores by location.

Franchisee-owned store count by location


AK 6
BC 11
AB 9
SK 3
MB 4
ON 31
NB 2
NF 1
WA 42
OR 24
ID 7
MT 5
WY 4
ND 4
SD 3
MN 29
WI 38
MI 87
NY 101
ME 7
VT 4
NH 2
MA 78
CT 35
RI 17
NJ 60
PA 103
DC 3
MD 47
DE 5
OH 104
IN 59
IL 94
IA 19
NE 15
NV 22
UT 13
CO 34
CA 180
KS 17
MO 36
KY 36
WV 11
VA 54
NC 65
TN 51
AZ 52
NM 19
OK 23
AR 21
SC 12
MS 21
AL 33
GA 65
TX 167
LA 33
FL 98
HI 4
Queensland 4
New South Wales 8
Mexico 14
Panama 6
Puerto Rico 13

Corporate-owned Clubs	
Canada	2
Ontario	2
United States	232
Alabama	5
California	8
Delaware	5
Florida	54
Georgia	20
Maine	4
Massachusetts	4
New Hampshire	18
New Jersey	15
New York	34
North Carolina	14
Pennsylvania	20
South Carolina	30
Vermont	1
Total	**234**

Store model

Our store model is designed to generate attractive four-wall EBITDA margins, strong free cash flow and high returns on invested capital for both our corporate-owned and franchisee-owned stores. Based on franchisee business reviews and management estimates, we believe that, on average, franchisee stores achieve four-wall EBITDA margins in line with, or higher than these corporate-owned store four-wall EBITDA margins. The stores included in these business reviews represent those stores that voluntarily disclosed such information in response to our request, and we believe this information reflects a representative sample of franchisees based on the franchisee groups and geographic areas represented by these stores.

Fitness equipment

We provide our members with high-quality, Planet Fitness-branded fitness equipment from leading suppliers. In order to maintain a consistent experience across our store base, we stipulate specific pieces and quantities of cardio and strength-training equipment and work with franchisees to review and approve layouts and placement. Due to our scale, we are able to negotiate competitive pricing and secure extended warranties from our suppliers. As a result, we believe we offer equipment at more attractive pricing than franchisees could otherwise secure on their own.

Leases

We lease our corporate headquarters, our corporate-owned store headquarters and all but one of our corporate-owned stores. Our store leases typically have initial terms of 10 years with two five-year renewal options, exercisable at our discretion. Our corporate headquarters serves as our base of operations for substantially all of our executive management and employees who provide our primary corporate support functions.

Franchisees own or directly lease from a third-party each Planet Fitness franchise location. We have not historically owned or entered into leases for Planet Fitness franchisee-owned stores and historically have generally not guaranteed franchisees' lease agreements, although we have done so in a few certain instances. In 2019, in connection with a real estate partnership, we began

9

guaranteeing certain leases of our franchisees up to a maximum period of ten years, with earlier expiration dates if certain conditions are met. Franchising Franchising strategy We rely heavily on our franchising strategy to develop new Planet Fitness stores, leveraging the ownership of entrepreneurs with specific local market expertise. As of December 31, 2022, there were 2,176 franchised Planet Fitness stores operated by approximately 111 franchisee groups. The majority of our existing franchise operators are multi-unit operators. As of December 31, 2022, 98% of all franchise stores were owned and operated by a franchisee group that owned at least three stores, and while our largest franchisee owned 186 stores, only 35% of our franchisee groups own more than ten stores. When considering a potential franchisee, we generally evaluate the potential franchisee’s prior experience in franchising or other multi-unit businesses, history in managing profit and loss operations, financial history and available capital and financing. Area development agreements An ADA specifies the number of Planet Fitness stores to be developed by the franchisee in a designated geographic area, and requires the franchisee to meet certain scheduled deadlines for the development and opening of each Planet Fitness store authorized by the ADA. If the franchisee meets those obligations and otherwise complies with the terms of the ADA, with a few limited exceptions, we agree not to, during the term of the ADA, operate or franchise new Planet Fitness stores in the designated geographic area. The franchisee must sign a separate franchise agreement with us for each Planet Fitness store developed under an ADA and that franchise agreement governs the franchisee’s right to own and operate the Planet Fitness store. Franchise agreements For each franchised Planet Fitness store, we enter into a franchise agreement covering standard terms and conditions. Planet Fitness franchisees are not granted an exclusive area or territory under the franchise agreement. The franchise agreement requires that the franchisee operate the Planet Fitness store at a specific location and in compliance with our standard methods of operation, including providing the services, using the vendors and selling the merchandise that we require. The typical franchise agreement has a 10-year term. Additionally, franchisees must purchase equipment from us (or our required vendors in the case of our franchisees located in certain international markets) and generally replace the fitness equipment in their stores every five to seven years and periodically refurbish and remodel their stores. Site selection and approval Our stores are generally located in free-standing retail buildings or neighborhood shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with (i) high visibility and accessibility, (ii) favorable traffic counts and patterns, (iii) availability of signage, (iv) ample parking or access to public transportation and (v) our targeted demographics. We use third-party site analytics tools that provide us with extensive demographic data and analysis that we use to review new and existing sites and markets for our corporate-owned stores and franchisee-owned stores. We assess population density and drive time, current tenant mix, layout, potential competition and impact on existing Planet Fitness stores and comparative data based upon existing stores. Our real estate team meets regularly to review sites for future development and follows a detailed review process to ensure each site aligns with our strategic growth objectives and critical success factors. We help franchisees select sites and develop facilities in these stores that conform to the physical specifications for a Planet Fitness store. Each franchisee is responsible for selecting a site, but must obtain site approval from us. Design and construction Once we have approved a franchisee’s site selection, we assist and provide corporate approval in the design and layout of the store and track the franchisee’s progress from lease signing to grand opening. Franchisees are offered the assistance of our franchise support team to track key milestones, coordinate with vendors and make equipment purchases. Outlined Planet Fitness brand elements are required to be incorporated into every new store in accordance with our Design Control Documents (DCD) and supporting design brand guidelines, and we strive for a consistent appearance across all of our stores, emphasizing clean, attractive facilities, including full-size locker rooms, and modern equipment. Franchisees must abide by our club design standards and requirements related to finishes, fixtures, equipment, and brand design elements, including distinctive touches such as our “Lunk” alarm. We believe these elements are critical to ensure brand consistency and member experience system- wide. In both 2022 and 2021, based on a sample of U.S. franchisee data, we believe construction of franchise stores averaged approximately 21 weeks. We sampled construction costs to build new stores from across a wide range of U.S. geographies, 96 and 35 new stores in 2022 and 2021, respectively. Based upon these samples, franchisees’ unlevered (i.e., not debt-financed) 10 investment to open a new store ranged from approximately $1.7 million to $3.8 million and $1.6 million to $3.3 million, based upon our samples in 2022 and 2021, respectively. These amounts include fitness equipment purchased from us as well as costs for non-fitness equipment and leasehold improvements and is based in part upon data we received from four general contractors that oversaw the construction of the stores in the sample set. Additionally, these amounts include an estimate of other costs that are typically paid by the franchisee and not managed by the general contractor. These amounts can vary significantly depending on a number of factors, including landlord allowances for tenant improvements and construction costs from different geographies and does not necessarily represent the total construction costs on a cash basis. Franchisee support We live and breathe the motto One Team, One Planet in our daily interactions with franchisees. We designed our franchise model to be streamlined and easy-to-operate, with efficient staffing and minimal inventory, and is supported by an active, engaged franchise operations system. We provide our franchisees with operational support, marketing materials and training resources. Training. We continue to update and expand Planet Fitness University, a comprehensive training resource to help franchisees operate successful stores. Courses are delivered online, and content focuses on customer service, operational policies, brand standards, cleanliness, security awareness, crisis management and vendor product information. The core online curriculum is offered in both English and Spanish to support our Spanish-speaking employees. We regularly add and improve the content available on Planet Fitness University as a no-cost service to help enhance training programs for franchisees. Additional training opportunities offered to our franchisees include new owner orientation, operations training and workshops held at Planet Fitness headquarters (when circumstances permit), in stores and through regularly held webinars and seminars. Operational support and communication. We believe spending quality time with our franchisees in person is an important opportunity to further strengthen our relationships and share best practices. We have dedicated operations and marketing teams providing ongoing support to franchisees. We are hands on—we often attend franchisees’ presales and grand openings, and we host franchisee meetings every other year, known as “PF Huddles.” We also communicate regularly with our franchisee base to keep them informed, and we host a franchise conference every other year that is geared toward franchisees and their operations teams. We regularly communicate and collaborate with the Independent Franchise Counsel (“IFC”) and send a weekly email communication to all franchisees with timely information related to operations, marketing, financing and equipment. Every month, a franchisee newsletter is emailed to franchisees, which generally includes a personal note from our Chief Executive Officer. Compliance with brand standards—Regional Franchise Operations Our corporate-owned stores provide incentive compensation for store staff to successfully drive key business metrics in the service, cleanliness, personnel and financial categories, and we encourage our franchisees to follow our lead. We have a dedicated field support team of regional franchise operations managers and directors focused on ensuring that our franchisee- owned stores adhere to brand standards and providing ongoing assistance, training and coaching to all franchisees. We generally perform a site visit and operations review on each franchise store within 30 to 60 days of opening, and each franchisee ownership group is visited at least once per year in multiple locations for a business review with their operations team thereafter. We also use mystery shoppers to perform anonymous reviews of franchisee-owned stores. We generally select franchisee- owned stores for review randomly but also target underperforming stores and stores that have not performed well on previous visits from their operations team. 11

Marketing Marketing strategy Our marketing strategy is anchored by our key brand differentiators—the Judgement Free Zone, our exceptional value and our high-quality experience. We employ memorable and creative advertising, which not only drives membership sales, but also showcases our brand philosophy, humor and innovation in the industry. We see Planet Fitness as a community gathering place, and the heart of our marketing strategy is to reinforce the “feel good” mental and physical benefits of exercise and create a welcoming in-store environment for our members. Marketing spending National advertising. We support our franchisees both at a national and local level. We manage the NAF and Canadian advertising fund for franchisees and corporate-owned stores, with the goals of generating national awareness through national advertising and media partnerships, developing and maintaining creative assets to support local sale periods throughout the year, and building and supporting the Planet Fitness community via digital, social media and public relations. Our current U.S. and Canadian franchise agreements require franchisees to contribute approximately 2% of their monthly EFT, and beginning in January 2023 annual fees, annually to the NAF and Canadian advertising fund, respectively. In 2022, the NAF and Canadian advertising fund spent $72.3 million, of which $6.2 million was from our corporate-owned stores and included in store operations expense on the consolidated statements of operations. Local marketing. Our current franchise agreement requires franchisees to spend 7% of their monthly EFT on local marketing to support branding efforts and promotional sale periods throughout the year. In situations where multiple ownership groups exist in a geographic area, we have the right to require franchisees to form or join regional marketing cooperatives to maximize the impact of their marketing spending. Our corporate-owned stores contribute to, and participate in, regional marketing cooperatives with franchisees where practical. All franchisee-owned stores are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their stores on a local level. These methods may include direct mail, outdoor (including billboards), television, radio and digital advertisements and local partnerships and sponsorships. Marketing partnerships Given our scale and marketing resources through our NAF, we have aligned ourselves with high-profile media partners who have helped to extend the reach of our brand. For the past eight years, we have sponsored “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest,” and have been the sole presenting sponsor of the Times Square New Year’s Eve celebration through the Times Square Alliance, allowing the brand to be featured prominently in TV broadcasts covering Times Square during the celebration. This has allowed us to showcase the Planet Fitness brand and our judgement free philosophy to an estimated over one billion TV viewers annually at a key time of year when health and wellness is top of mind for consumers. Judgement Free Generation The Judgement Free Generation is Planet Fitness’ philanthropic initiative designed to combat the judgement and bullying faced by today’s youth by creating a culture of kindness and encouragement. With our Judgement Free Zone principle as a solid foundation, The Judgement Free Generation aims to empower a generation to grow up contributing to a more judgement free planet— a place where everyone feels accepted and like they belong. We have partnered with Boys & Girls Clubs of America to make a meaningful impact on the lives of today’s youth. Together with our franchisees, vendors and members, Planet Fitness has donated more than $8.4 million to support anti-bullying, pro- kindness initiatives since 2016. Competition In a broad sense, because many of our members are first-time or occasional gym users, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for members’ and prospective members’ time and discretionary resources. 12

To a great extent, we also compete with other industry participants, including: • other fitness centers; • recreational facilities established by non-profit organizations such as YMCAs and by businesses for their employees; • private studios and other boutique fitness offerings; • racquet, tennis and other athletic clubs; • amenity and condominium/apartment clubs; • country clubs; • online personal training and fitness coaching; • providers of digital fitness content; • the home-use fitness equipment industry; • local tanning salons; and • businesses offering similar services. While the COVID-19 pandemic has had a significant impact on the health club industry, we expect that the industry will continue to be highly competitive and fragmented going forward. The number, size and strength of our competitors vary by region. Some of our competitors have an established presence in local markets or name recognition in their respective countries, and some are established in markets in which we have existing stores or intend to locate new stores. This competition is more significant internationally, where we have a limited number of stores and limited brand recognition. Our objective is to compete primarily based upon the membership value proposition we are able to offer due to our significant economies of scale, high-quality fitness experience, judgement-free atmosphere and superior customer service, all at an attractive value, which we believe differentiates us from our competitors. Our competition continues to increase as we continue to expand into new markets and add stores in existing markets. See also “Risk Factors—Risks related to our business and industry—The high level of competition in the health and fitness industry could materially and adversely affect our business.” Suppliers Franchisees are required to purchase fitness equipment from us (or our required vendors in the case of franchisees located in certain international markets) and are required to purchase various other items from vendors that we approve. We sell equipment purchased from third-party equipment manufacturers to franchisee-owned stores in the U.S. We also have one approved supplier of tanning beds, one approved supplier of massage beds and chairs, and various approved suppliers of non- fitness equipment and miscellaneous items. These vendors arrange for delivery of products and services directly to franchisee- owned stores. From time to time, we re-evaluate our supply relationships to ensure we obtain competitive pricing and high- quality equipment and other items. Human Capital Workforce As of December 31, 2022, we employed 2,795 employees at our corporate-owned stores and 342 employees in the aggregate at our corporate headquarters located at 4 Liberty Lane West, Hampton, New Hampshire and corporate-owned store headquarters located at 1560 North Orange Avenue, Winter Park, Florida. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees. Planet Fitness franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of the Company. Strategy At Planet Fitness, we believe that an engaged, diverse, and inclusive culture is essential for the success of our business. To elevate our approach, we have implemented an overarching human capital management strategy, programming and initiatives. Based on strategic analysis regarding the immediate and future needs of our business and our team members, we identified three critical areas of focus: Employee Engagement and Workplace Culture, Employee Health and Safety, and Diversity, Equity and Inclusion (“DE&I”). We believe that focus and investment in these three areas will, in turn, generate long-term value. 13

Employee Engagement and Workplace Culture At Planet Fitness, we believe that culture is the core of our business. To ensure that our culture is rooted in ongoing engagement with our team members, our Chief People Officer hosts ongoing small informal meetings with team members across all departments. These conversations are designed to bring feedback about aspects of the business that are important to our workforce to the forefront of management’s attention, and to increase direct engagement and trust at every level of the company. Feedback is carefully reviewed by our human resources teams and shared with our executive leadership team, including our CEO. We maintain numerous additional avenues for learning from our team members, ranging from anonymous surveys to town hall Q&A sessions and other ongoing opportunities to share thoughts and ideas. To promote employee satisfaction, we are continually seeking new ways to hear from our team members regarding their priorities and needs. Training & Development A critical component of maintaining our engaged and inclusive culture is making investments in our team members at all levels. We offer 80+ courses through Planet Fitness University, our online training development program available to all team members. In order to support franchisees’ growing leadership teams, we offer an operations leadership training to assist with the onboarding and training process for multi-unit leaders and executives who are new to the brand. Ongoing programs at Planet Fitness include professional level workshops led by our training department, in addition to LeadDev, our competency- based leadership development program for the accelerated development of our highest potential team members. In 2022, there were over 30,000 active users of the PF University platform across our franchise community. Health & Safety Given our core mission is centered on improving people’s lives and keeping people healthy and the customer-facing nature of our business, the overall health and safety of our team members and our members has been a longstanding priority for the company and a core component of our broader environmental, social and corporate governance (“ESG”) objectives and strategy. In 2020, we were able to draw on our knowledge, experience and commitment to health and safety to act quickly to protect our Planet Fitness community during the COVID-19 pandemic. Our COVID-19 policies and protocols, which we developed in consultation with national and global health experts, include: • Implementing policies to keep people safe, including adherence to local policies and regulations regarding capacity, mask wearing, and vaccination requirements; and • Equipping stores with disinfectant effective against COVID-19 on surfaces; In 2021 we adopted the recognized safety framework put forth by the International WELL Building Institute to ensure a safer and healthier environment for our employees and members across our global network. We aligned our franchised and corporate-owned stores, as well as our headquarters, within WELL’s evidence-based, third-party verified rating framework, and prioritized holistic aspects of health from improved air flow, hygienic hand washing practices, reduction in hand contact of high-touch surfaces, effective cleaning protocols and robust emergency preparedness and response. The work done in 2021 resulted in our achievement of the WELL Health-Safety Rating for Facility Operations and Management, making us the first fitness brand to accomplish this. Diversity, Equity & Inclusion We recognize that diversity of our workforce at all levels of our company is a business and social imperative. To assess and accelerate our efforts, in 2020 we formed a DE&I Task Force, with responsibility for developing a strategic roadmap to address short and long-term priorities as well as a plan for ensuring that we continue to make progress. This task force continues to meet regularly. In addition, we provide ongoing learning and development opportunities focused on DE&I through various panel discussions and engagement opportunities with our headquarters team members and franchisees. In 2022, the Company announced three public-facing DE&I commitments we aim to make progress against and achieve: • Increase female representation to at least 50% at our headquarters across manager and above levels by 2025; • Increase black, indigenous, and people of color (BIPOC) representation across our workforce at our headquarters by 2025; and • Conduct an annual compensation review to ensure gender and racial pay equity at all levels across headquarters employees. Planet Fitness measures diversity across ethnic/racial groups, gender and employee level to help inform human capital management strategies and ensure an engaged workforce. We will publicly disclose Equal Opportunity Employment Standard Form 100 data in our 2022 Impact Report. 14

Information technology and systems All stores use a computerized, third-party hosted store management system to process new in-store memberships, bill members, update member information, check-in members, process point of sale transactions as well as track and analyze sales, membership statistics, cross-store utilization, member tenure, amenity usage, billing performance and demographic profiles by member. Our websites, mobile, and digital platforms are hosted by third parties, and we also rely on third-party vendors for related functions such as our system for processing and integrating new online memberships, updating member information and making online payments. We believe these systems are scalable to support our growth plans. Our back-office computer systems are comprised of a variety of technologies designed to assist in the management and analysis of our revenues, costs and key operational metrics as well as support the daily operations of our headquarters. These computer systems include third-party hosted systems that support our real estate and construction processes, a third-party hosted financial system, third-party hosted data warehouses and business intelligence system to consolidate multiple data sources for reporting, advanced analysis, consumer insights and financial analysis and forecasting, a third-party hosted payroll system, on premise telephony systems and a third-party hosted call center software solution to manage and track member-related requests. We also provide our franchisees access to a web-based, third-party hosted custom franchise management system to receive informational notices, operational resources and updates, training materials and other franchisee communications. Beginning in 2018, we engaged with a third-party software development vendor to develop a new, custom digital platform, which, through the exchange of data and introduction of digital products and services, facilitates digital experiences across any digital channel, including mobile, online and in-store media. In 2020, we began introducing premium digital content, across multiple channels, but primarily through our mobile application. In 2021, we introduced content management services to the digital platform allowing us to support the delivery of various types of content in multiple languages across the digital platform and connected channels. In 2022, we expanded our mobile application to allow access to new users without first requiring new users to create a login and created a more personalized experience through featured content, improved activity tracking, expanded the workout library, and developed in-application notification capabilities. These solutions have facilitated our ability to continue providing differentiated and unique experiences to our customers, allow for various partnership types and are aligned with our ongoing business strategy. We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. Our information technology strategy is aligned to support our business strategy and operating plans. We maintain an ongoing comprehensive multi-year program to introduce, replace, or upgrade key systems, enhance security and optimize their performance. Intellectual property We own many registered trademarks and service marks in the U.S. and in other countries, including “Planet Fitness,” “Judgement Free Zone,” “PE@PF,” “Lunk Alarm,” “Black Card,” “PF Black Card,” “No Gymtimidation,” “You Belong,” “The Judgement Free Generation,” “PF+” and various other trademarks and trade dress. We believe the Planet Fitness name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration of our marks in select international jurisdictions, monitor the use of our marks in the U.S. and internationally and challenge any unauthorized use of the marks. We license the use of our marks to franchisees, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements typically restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks. We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business. We also license some intellectual property from third parties for use in our stores but such licenses are not material to our business. Government regulation We and our franchisees are subject to various federal, international, state, provincial and local laws and regulations affecting our business. We are subject to the FTC Franchise Rule, as amended (the “Rule”), promulgated by the FTC that regulates the offer and sale of franchises in the U.S. and its territories (including Puerto Rico) and requires us to provide to all prospective franchisees certain mandatory disclosures in a franchise disclosure document (“FDD”), unless otherwise exempt from the Rule. In addition, we are subject to state franchise registration and disclosure laws in approximately 14 states and various business opportunity 15 laws that regulate the offer and sale of franchises and require us, unless otherwise exempt from the applicable law, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws. We are subject to franchise disclosure laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to prepare and deliver a franchise disclosure document to disclose our franchise offering in those provinces in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are subject to similar franchise sales laws in Mexico and Australia, and may become subject to similar laws in other countries in which we may offer franchises in the future. We are also subject to franchise relationship laws in approximately 20 states and in various U.S. territories that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes may be resolved, discrimination, and franchisees’ rights to associate, among others. In addition, we and our franchisees may also be subject to laws in other foreign countries where we or they do business. We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other U.S. and international laws governing such matters as minimum-wage requirements, overtime and other working conditions. Based on our experience with hiring employees and operating stores, we believe a significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in the U.S. federal and/or state minimum wage have increased labor costs, as would future increases. Our and our franchisees’ operations and properties are subject to extensive U.S. federal and state, as well as international, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We and our franchisees are responsible at each of our respective locations for compliance with U.S. state laws, Canadian provincial laws and other international local laws that regulate the relationship between health clubs and their members. Nearly all states and provinces have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates or preclude automatic membership renewals. We and our franchisees primarily accept payments for our memberships through EFTs from members’ bank accounts, and therefore, we and our franchisees are subject to federal, state and international laws legislation and certification requirements, including the Electronic Funds Transfer Act. Some states and provinces have passed or have considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month- to-month basis after the completion of any initial term requirements, and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Additionally, the collection, maintenance, use, disclosure and disposal of personally identifiable data by our, or our franchisees’, businesses are regulated at the federal, state and international levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association (“NACHA”) and the Canadian Payments Association. Federal, state, international and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure, use, and disposal of personally identifiable information that is housed in one or more of our databases. These security requirements and further restrictions, including the General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”), grant protections and causes of action related to consumer data privacy and the methods in which it is collected, stored, used, and disposed by us, our franchisees, and applicable third parties. Many of the states and provinces where we and our franchisees operate stores have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services, including certain temporary regulations related to the COVID-19 pandemic. In addition, U.S. federal law imposes a 10% excise tax on indoor tanning services. Under the rule promulgated by the IRS imposing the tax, a portion of the cost of memberships that include access to our tanning services are subject to the tax. 16

Our organizational structure Planet Fitness, Inc. is a holding company, and its principal asset is an equity interest in the membership units (“Holdings Units”) in Pla-Fit Holdings, LLC (“Pla-Fit Holdings”). We are the sole managing member of Pla-Fit Holdings. We operate and control all of the business and affairs of Pla-Fit Holdings, and we hold 100% of the voting interest in Pla-Fit Holdings. As a result, we consolidate Pla-Fit Holdings’ financial results and report a non-controlling interest related to the Holdings Units not owned by us. See Note 1 to the consolidated financial statements included in Part II, Item 8 for more information. Available information Our website address is www.planetfitness.com, and our investor relations website is located at http://investor.planetfitness.com. Information on our website is not incorporated by reference herein. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our Proxy Statements for our annual meetings of shareholders, and any amendments to those reports, as well as Section 16 reports filed by our insiders, are available free of charge on our website as soon as reasonably practicable after we file the reports with, or furnish the reports to, the Securities and Exchange Commission (the “SEC”).The SEC maintains an Internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. 17

Item 1A. Risk Factors. We could be adversely impacted by various risks and uncertainties. If any of these risks actually occurs, our business, financial condition, operating results, cash flow and prospects may be materially and adversely affected. As a result, the trading price of our Class A common stock could decline. Summary of Risk Factors Risks related to our business and industry • Our success depends substantially on the value of our brand, which could be materially and adversely affected by the high level of competition in the health and fitness industry, our ability to anticipate and satisfy consumer preferences, shifting views of health and fitness and our ability to obtain and retain high-profile strategic partnership arrangements. • Our and our franchisees’ stores may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition. • Our intellectual property rights, including trademarks, trade names, copyrights and trade dress, may be infringed, misappropriated or challenged by others. • We and our franchisees rely heavily on information systems, including the use of email marketing, mobile application and social media, and any material failure, interruption or weakness may prevent us from effectively operating our business, damage our reputation or subject us to potential fines or other penalties. • If we fail to properly maintain the confidentiality and integrity of our data, including member credit card, debit card, bank account information and other personally identifiable information, our reputation and business could be materially and adversely affected. • The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could harm our brand and our business. • If we fail to successfully implement our growth strategy, which includes new store development by existing and new franchisees, our ability to increase our revenues and operating profits could be adversely affected. • Our planned growth and changes in the industry could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. • If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives. • Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects. • Our financial results are affected by the operating and financial results of, our relationships with and actions taken by our franchisees. • We are subject to a variety of additional risks associated with our franchisees, such as potential franchisee bankruptcies, franchisee changes in control, franchisee turnover rising costs related to construction of new stores and maintenance of existing stores, including rising costs due to inflation and supply chain disruptions, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. • We and our franchisees could be subject to claims related to health and safety risks to members that arise while at both our corporate-owned and franchise stores. • Our business is subject to various laws and regulations including, among others, those governing indoor tanning, electronic funds transfer, ACH, credit card, debit card, digital payment options, auto-renewal contracts, membership cancellation rights and consumer protection more generally, and changes in such laws and regulations, failure to comply with existing or future laws and regulations or failure to adjust to consumer sentiment regarding these matters, could harm our reputation and adversely affect our business. • We are subject to risks associated with leasing property subject to long-term non-cancelable leases. • If we and our franchisees are unable to identify and secure suitable sites for new franchise stores, our revenue growth rate and profits may be negatively impacted. • Opening new stores in close proximity may negatively impact our existing stores’ revenues and profitability. • Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, including rising costs due to inflation, supply chain disruptions and other market conditions, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. 18

• Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit. • Our business and results of operations have been and may in the future be materially impacted by the ongoing COVID-19 pandemic, and could be impacted by similar events in the future. Risks related to the Sunshine Acquisition • We may be unable to successfully realize the anticipated benefits of the Sunshine Acquisition. • We may not have discovered undisclosed liabilities of the Sunshine Fitness stores during the due diligence process. Risks related to our indebtedness • Substantially all of the assets of certain of our subsidiaries are security, under the terms of securitization transactions that were completed on August 1, 2018, December 3, 2019 and February 10, 2022 and which impose certain restrictions on our activities and the activities of our subsidiaries. • We have a significant amount of debt outstanding, which will require a significant amount of cash to service and such indebtedness, along with the other contractual commitments of our subsidiaries, could adversely affect our business, financial condition and results of operations, as well as the ability of certain of our subsidiaries to meet their debt payment obligations. • The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control. Risks related to our organizational structure • We will be required to pay certain of our existing and previous owners for certain tax benefits we may claim. We expect that the payments we will be required to make will be substantial and may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements and we will not be reimbursed for any payments made pursuant to the tax receivable agreements in the event that any tax benefits are disallowed. • Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations. • Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure. • In certain circumstances, Pla-Fit Holdings will be required to make distributions to us and the Continuing LLC Owners, and the distributions that Pla-Fit Holdings will be required to make may be substantial. Risks related to our Class A common stock • Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders. • Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit Class A common stockholders to the same extent as it will benefit the TRA Holders and the Continuing LLC Owners. • If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. • Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. • Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price. • Because we do not currently pay any cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it. • We cannot guarantee that our share repurchase program will be fully consummated or that such program will enhance the long-term value of our share price. • Financial forecasting may differ materially from actual results. 19

Risks related to our business and industry Our success depends substantially on the value of our brand. Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, our store members’ connection to our brand and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to our policies, the way we manage our relationships with our franchisees, our growth strategies, our development efforts or the ordinary course of our, or our franchisees’, businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our ability to control, such as: • actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or otherwise; • data security breaches or fraudulent activities associated with our and our franchisees’ electronic payment systems; • regulatory, investigative or other actions relating to our and our franchisees’ data privacy practices; • litigation and legal claims; • third-party misappropriation, dilution or infringement or other violation of our intellectual property; • regulatory, investigative or other actions relating to our and our franchisees’ provision of indoor tanning services; • regulatory, investigative or other actions relating to pricing, billing and cancellation practices; • illegal activity targeted at us or others; and • conduct by individuals affiliated with us which could violate ethical standards or otherwise harm the reputation of our brand. Consumer demand for our stores and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us, our stores or our reputation as a health and fitness brand, which would likely result in fewer memberships sold or renewed and, ultimately, lower royalty revenue, which in turn could materially and adversely affect our results of operations and financial condition. The high level of competition in the health and fitness industry could materially and adversely affect our business. We compete with the following industry participants: other health and fitness clubs; physical fitness and recreational facilities established by non-profit organizations and businesses for their employees; private studios and other boutique fitness offerings; racquet, tennis and other athletic clubs; amenity and condominium/apartment clubs; country clubs; online personal training and fitness coaching; delivery of digital fitness content; the home-use fitness equipment industry; local tanning salons; businesses offering similar services; and other businesses that rely on consumer discretionary spending. We may not be able to compete effectively in the markets in which we operate. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members in our markets. Non- profit organizations in our markets may be able to obtain land and construct stores at a lower cost and collect membership dues and fees without paying taxes, thereby allowing them to charge lower prices. Luxury fitness companies may attempt to enter our market by lowering prices or creating lower price brand alternatives. Furthermore, due to the increased number of low-cost health and fitness club alternatives, we may face increased competition if we increase our price or if discretionary spending declines. This competition may limit our ability to attract and retain existing members and our ability to attract new members, which in each case could materially and adversely affect our results of operations and financial condition. Consumer demand for digital member management functionality and digital fitness offerings have been increasing, which has required us to effectively recruit the skills and talent structure needed to adequately compete in this space, in addition to investing incremental marketing and digital infrastructure funds to produce and deliver differentiated content. If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences relating to health and fitness. Our business is and all of our services are subject to changing consumer preferences that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health and fitness services we provide could negatively impact the business or consumers’ preferences for health and fitness services could shift rapidly to different types of health and fitness centers or at- home fitness options; and we may be unable to anticipate and respond to shifts in consumer preferences. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our business model, or that consumers could prefer health and fitness opportunities outside of the gym that do not align with our business model. 20

Failure to predict and respond to changes in public opinion, public research and consumer preferences could adversely impact our business. If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer. A principal component of our marketing program has been to partner with high-profile marketing partners, such as our sponsorship of ABC’s “Dick Clark’s New Year’s Rockin’ Eve with Ryan Seacrest 2023,” to help us extend the reach of our brand. Although we have partnered with several well-known partners in this manner, we may not be able to attract and partner with new marketing partners in the future. In addition, if the actions of our partners were to damage their reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could adversely affect our brand, business and revenues. Our and our franchisees’ stores may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition. Our target market is people seeking regular exercise and people who are new to fitness. The success of our business depends on our and our franchisees’ ability to attract and retain members. Our and our franchisees’ marketing efforts may not be successful in attracting members to stores, and membership levels may materially decline over time, especially at stores in operation for an extended period of time. Members may cancel their memberships at any time after giving proper notification, in accordance with the terms of their membership agreement, subject to an initial minimum term applicable to certain memberships. We may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain membership levels. A portion of our member base does not regularly use our stores and may be more likely to cancel their memberships. Some of the factors that could lead to a decline in membership levels include changing desires and behaviors of consumers or their perception of our brand, a shift to digital fitness versus our core bricks and mortar fitness offerings, changes in discretionary spending trends and general economic conditions, such as inflation, changes in customer behavior resulting from the COVID-19 pandemic, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, an increase in monthly membership dues due to inflation, direct and indirect competition in our industry and a decline in the public’s interest in health and fitness, among other factors. In order to increase membership levels, we may from time to time offer promotions or lower monthly dues or annual fees. If we and our franchisees are not successful in optimizing price or in adding new memberships in new and existing stores, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our results of operations and financial condition. Our intellectual property rights, including trademarks, trade names, copyrights and trade dress, may be infringed, misappropriated or challenged by others. Our intellectual property (including our brand) is important to our continued success. We seek to protect our trademarks, trade names, copyrights, trade dress and other intellectual property by exercising our rights under applicable state, provincial, federal and international laws. Policing unauthorized use and other violations of our intellectual property rights is difficult, and the steps we take may not prevent misappropriation, infringement, dilution or other violations of our intellectual property, especially internationally where foreign nations may not have laws to protect against “squatting,” or in “first-to-file” nations where trademark rights can be obtained despite a third-party’s prior use of our intellectual property. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third-party misappropriates, dilutes, infringes or violates our intellectual property, the value of our brand may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline or make it more difficult to attract new members. We may also from time to time be required to initiate litigation to enforce our intellectual property rights. Third parties may also assert that we have infringed, diluted, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation, even where we are likely to prevail, is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and negatively affect our membership sales and profitability regardless of whether we are able to successfully enforce or defend our rights. Despite our efforts to enforce and defend our intellectual property rights, title defects can arise from conduct of third parties that we cannot anticipate or control, or our exclusive ownership and control over our intellectual property, especially our rights in trademarks and trade secrets, could be diminished or impaired. For example, under U.S. law a third-party’s prior use of a trademark similar to a Planet Fitness trademark could impair our rights in our trademarks, which, despite reasonable research and efforts, we may not have been able to discover or anticipate. In addition, our trade secrets and confidential information could be compromised through misappropriation or unauthorized disclosure, including through a cyber incident, and, despite our reasonable efforts to protect our confidential information and trade secrets, and to maintain the proprietary status thereof, the information could be disclosed 21 or a court could rule that legal protections provided to trade secrets are no longer enforceable, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness may prevent us from effectively operating our business and damage our reputation. We and our franchisees increasingly rely on information systems, including point-of-sale processing systems in our stores and other information systems managed by third parties, to interact with our franchisees and members and collect, maintain, store and transmit member information, billing information and other personally identifiable information, including for the operation of stores, collection of cash, legal and regulatory compliance, management of our supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Since 2015, we have used a commercially available third-party point-of-sale system. Unforeseen issues, such as bugs, data inconsistencies, outages, changes in business processes, and other interruptions with the point-of-sale system in the past have had, and in the future could have, an adverse impact on our business. Additionally, if we move to different third-party systems, or otherwise significantly modify the point-of-sale system, our operations, including EFT drafting, could be interrupted. Our ability to efficiently and effectively manage our franchisee and corporate-owned stores depends significantly on the reliability and capacity of these systems, and any potential failure of these third parties to provide quality uninterrupted service is beyond our control. In 2018, we engaged with a new third-party software development company to develop a digital platform that runs on new data services and solutions, and facilitates digital experiences across digital channels, including mobile, online, and in-club media. We continue to invest in this platform to deliver new digital experiences that provide better services and value to our store members and franchisees. If we move to a different partner to develop and maintain this platform, or if the current partner’s ability to provide its services is impaired, our operations could increasingly be interrupted. This platform is built on commercial cloud computing platforms and future digital services we may offer could also be sourced from third-party platforms. In 2019, we worked with one of our third-party software development partners to develop and roll out a new customized mobile application. We also evaluated and selected a new in-store media solution that we began rolling out to our stores in 2020. In 2020, we began introducing premium digital content through a partnership across multiple channels, but primarily through our mobile application. In 2021, we engaged a new third-party vendor to assist with the development and implementation of a strategy focused on increasing member engagement across all our digital platforms. Such platforms depend on the internet, internet providers and cloud computing providers to deliver ongoing services, the interruption of which could disrupt our operations. Disruption to those platforms and/or services could impact the products and services we offer to our members and affect our membership sales and retention. Our and our franchisees’ operations depend upon our ability, and the ability of our franchisees and third-party service providers (as well as their third-party service providers), to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptions. There is also a potential heightened risk of cyber security incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict. The failure of these systems to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security or other unanticipated problems could result in interruptions to or delays in our business and member services and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our information systems, or those of our franchisees and third-party service providers (as well as their third-party service providers), fail and our or our partners’ third- party back-up or disaster recovery plans are not adequate to address such failures, our revenues and profits could be reduced and the reputation of our brand and our business could be materially adversely affected, which in turn may materially and adversely affect our results of operations and financial condition. Furthermore, as a result of the COVID-19 pandemic, we shifted to a hybrid work model whereby most of our headquarters-based employees work remotely at least one day per week. The significant increase in remote working, particularly for an extended period of time, could exacerbate certain risks to our business, including an increased risk of cyber incidents and improper collection and dissemination of personal or confidential information. Use of email marketing, mobile application and social media may adversely impact our reputation or subject us to fines or other penalties. There has been a substantial increase in the use and popularity of email, social media and other consumer-oriented technologies, including v-logs, blogs, chat platforms, social media websites and applications, and other forms of internet-based communication, which has increased the speed and accessibility of information dissemination and broadened the pool of consumers and other interested persons. Negative or false commentary about us may be posted on social media platforms or similar devices at any time and may harm our business, brand, reputation, marketing partners, financial condition, and results of 22 operations, regardless of the information’s accuracy. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores. Social media and other platforms have in the past been and may in the future be used to attack us, our information security systems and our reputation, including through use of spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial of service attacks, password attacks, “Man in the Middle” attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. We have a cyber security policy that attempts to prevent and respond to these attacks. Nonetheless, these types of attacks are pervasive inside and outside of the industry and could lead to the improper disclosure of proprietary information, negative comments about our brand, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information, which could lead to a decline in the value of our brand, which could have a material adverse effect on our business. We also use email, sms/texting, mobile application, web and social media platforms as marketing tools. For example, we maintain social media accounts and may occasionally email or text members to inform them of certain offers or promotions. As laws and regulations, including Federal Trade Commission (the “FTC”) enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our franchisees, our spokespeople and brand ambassadors or other third parties acting at their direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our and our franchisees’ business, financial condition and results of operations or subject us to fines or other penalties. If we fail to properly maintain the confidentiality and integrity of our data, including member credit card, debit card, bank account information and other personally identifiable information, our reputation and business could be materially and adversely affected. In the ordinary course of business, we and our franchisees handle member, prospective member and employee data, including credit and debit card numbers, bank account information, driver’s license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we maintain and in those maintained by franchisees and third parties with whom we contract to provide services. In 2019, we introduced a mobile application that tracks exercise and activity-related data, which may in the future track other personal information. Some of this data is sensitive and could be an attractive target of a criminal attack by malicious third parties with a wide range of motives and expertise, including lone wolves, organized criminal groups, “hacktivists,” disgruntled current or former employees and others. The integrity and protection of member, prospective member and employee data is critical to us. Despite the security measures we have in place to comply with applicable laws and rules, our facilities and systems, and those of our franchisees and third-party vendors (as well as their third-party service providers), may be vulnerable to security breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data, programming or human errors or other similar events. Furthermore, the size and complexity of our information systems, and those of our franchisees and our third-party vendors (as well as their third-party service providers), make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, our franchisees and our third-party vendors may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our franchisees and third-party vendors (as well as their third-party service providers), may not be discovered and remediated promptly. Changes in consumer behavior following a security breach or perceived security breach, act of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data or programming or human error or other similar event affecting a competitor, large retailer or financial institution may materially and adversely affect our business, which in turn may materially and adversely affect our results of operations and financial condition. Additionally, the handling of personally identifiable information by our, or our franchisees’, businesses are regulated at the federal, state and international levels, as well as by certain industry groups, such as the Payment Card Industry Security Standards Council, National Automated Clearing House Association, Canadian Payments Association and individual credit card issuers. Federal, state, international and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our businesses. Compliance with contractual obligations and evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our handling of personally identifiable information that is housed in one or more of our, or our franchisees’ databases, or those of our third-party service providers. Noncompliance with privacy laws or industry group requirements or a security breach or perceived non-compliance or breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us or by one of our franchisees or vendors, could have material 23 adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be disclosed or lost due to a hacking event or unauthorized access to our information system, or through publication or improper disclosure, any of which could affect the value of our brand. We maintain and we require our franchisees to maintain cyber risk insurance, but in the event of a significant data security breach, this insurance may not cover all of the losses that we would be likely to suffer. The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could subject us to loss and harm our brand and our business. We have been in the past, and we could be in the future, subject to cyber incidents or other adverse events that threaten the confidentiality, integrity or availability of information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data or steal confidential, personal or other information about customers, franchisees, vendors and employees. Such attacks have become more common, and many companies have recently experienced serious cyber incidents and breaches of their information technology systems. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. We could also be subject to negative impacts on our business caused by cyber incidents relating to our third-party vendors. The three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to the relationship with members and private data exposure, which each in turn could create additional risks and exposure. We maintain insurance coverage to address cyber incidents, and have also implemented processes, procedures and controls to help mitigate these risks. However, these measures do not guarantee that our reputation and financial results will not be adversely affected by such an incident. Because we and our franchisees accept electronic forms of payment from our respective customers, our business requires the collection and retention of customer data, including credit and debit card numbers and other personally identifiable information in various information systems that we and our franchisees maintain and in those maintained by third parties with whom we and our franchisees contract to provide credit card processing. We also maintain important internal company data, such as personally identifiable information about our employees and franchisees and information relating to our operations. Our use of personally identifiable information is regulated by federal, state, and foreign laws, as well as by certain third-party agreements. As privacy and information security laws and regulations and contractual obligations with third parties evolve, we may incur additional costs to ensure that we remain in compliance with those laws and regulations and contractual obligations. If our security and information systems are compromised or if we, our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties arising from violations of federal and state laws and payment card industry regulations. Under certain laws, regulations and contractual obligations, a cyber incident could also require us to notify customers, employees or other groups of the incident or could result in adverse publicity, loss of sales and profits or an increase in fees payable to third parties. We could also incur penalties or remediation and other costs that could adversely affect the operation of our business and results of operations, which in turn may materially and adversely affect our results of operations and financial condition. If we fail to successfully implement our growth strategy, which includes new store development by existing and new franchisees, our ability to increase our revenues and operating profits could be adversely affected. Our growth strategy relies in large part upon new store development by existing and new franchisees. Our franchisees face many challenges in opening new stores, including: • availability and cost of financing; • selection and availability of suitable store locations; • competition for store sites; • negotiation of acceptable lease and financing terms; • disruptions in the supply chain for required build out equipment and materials; • securing required domestic or foreign governmental permits and approvals; • health and fitness trends in new geographic regions and acceptance of our offerings; 24

• employment, training and retention of qualified employees; • ability to open new stores during the timeframes we and our franchisees expect; and • general economic and business conditions. In particular, because the majority of our new store development is funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. If our franchisees (or prospective franchisees) are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new stores, and our future growth could be adversely affected. Our growth strategy also relies on our ability to identify, recruit and enter into agreements with a sufficient number of franchisees. In addition, our ability and the ability of our franchisees to successfully open and operate new stores in new or existing markets may be adversely affected by a lack of awareness or acceptance of our brand, as well as a lack of existing marketing efforts and operational execution in these new markets. To the extent that we are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brand in new domestic and international markets, our and our franchisees’ new stores may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new stores may have difficulty securing adequate financing, particularly in new markets where there may be a lack of adequate history and brand familiarity. New stores may not be successful or our average store membership sales may not increase at historical rates, which could materially and adversely affect our business, results of operations and financial condition. To the extent our franchisees are unable to open new stores as we anticipate, we will not realize the revenue growth that we hope or expect. Our failure to add a significant number of new stores would adversely affect our ability to increase our revenues and operating income and could materially and adversely affect our business, results of operations and financial condition. Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. For several years prior to the COVID-19 pandemic, we have experienced growth in our business activities and operations, including a significant increase in the number of system-wide stores. Although such growth was temporarily slowed by measures put in place in response to the COVID-19 pandemic and the resulting temporary closure of stores and accompanying decrease in membership, we are resuming the implementation of our expansion strategy, in line with prior plans for growth. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, digital, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we foster at our and our franchisees’ stores is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. In 2022, 2021 and 2020, our franchisees opened 144, 125 and 125 stores respectively, compared to 255 stores in 2019, and 226 stores in 2018. Our failure to successfully execute on our planned expansion of stores could materially and adversely affect our results of operations and financial condition. Changes in the industry could place strains on our management, employees, information systems and internal controls, which may adversely impact our business. Changes in the industry affecting gym memberships and payment for gym memberships may place significant demands on our administrative, operational, financial and other resources or require us to obtain different or additional resources. Any failure to manage such changes effectively could adversely affect our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls in order to adapt quickly to such changes. These changes may be time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in implementing these changes, which in turn could materially and adversely affect our results of operations and financial condition. If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives. We are highly dependent on the services of our senior management team and other key employees at our corporate headquarters and our corporate-owned stores, and on our and our franchisees’ ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees 25 required to expand our activities, or the loss of current key employees, could adversely affect our and our franchisees’ operating efficiency and financial condition. Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects. We currently have stores operating in certain other countries around the world, including Canada, Panama, Mexico and Australia. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will increase the impact of these risks. These risks include, among others: • inadequate brand infrastructure within foreign countries to support our international activities; • inconsistent regulation or sudden policy changes by foreign agencies or governments; • the collection of royalties from foreign franchisees; • difficulty of enforcing contractual obligations of foreign franchisees; • increased costs in maintaining international franchise and marketing efforts; • franchisees’ difficulty in raising adequate capital; • problems entering international markets with different cultural bases and consumer preferences; • political and economic instability of foreign markets, including as a result of war or conflict; • compliance with laws and regulations applicable to our international operations, such as the Foreign Corrupt Practices Act and regulations promulgated by the Office of Foreign Asset Control; • fluctuations in foreign currency exchange rates; and • operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights. As a result, those new stores may be less successful than stores in our existing markets. Further, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our mission and standards. Our financial results are affected by the operating and financial results of, and our relationships with, our franchisees. A substantial portion of our revenues come from royalties, which are generally based on a percentage of gross monthly membership dues and annual fees at our franchise stores or, in certain cases, a sliding scale based on gross monthly membership dues, other fees and commissions generated from activities associated with our franchisees, and equipment sales to our franchisees. As a result, our financial results are largely dependent upon the operational and financial results of our franchisees. As of December 31, 2022, we had approximately 111 franchisee groups operating 2,176 stores. Negative economic conditions, including recession, public health emergencies, inflation, increased unemployment levels and the effect of decreased consumer confidence or changes in consumer behavior, could materially harm our franchisees’ financial condition, which would cause our royalty and other revenues to decline and materially and adversely affect our results of operations and financial condition as a result. In addition, if our franchisees fail to renew their franchise agreements, these revenues may decrease, which in turn could materially and adversely affect our results of operations and financial condition. Our franchisees could take actions that harm our business. Our franchisees are contractually obligated to operate their stores in accordance with the operational, safety and health standards set forth in our agreements with them, including adherence to applicable laws and regulations. However, franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations, and certain state franchise laws limit our ability to terminate or not renew these franchise agreements. Our franchisees own, operate and oversee the daily operations of their stores. As a result, the ultimate success and quality of any franchise store rests with the franchisee. If franchisees do not successfully operate stores in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us may be adversely affected, and our brand image and reputation could be harmed, which in turn could materially and adversely affect our results of operations and financial condition. Although we believe we generally maintain positive working relationships with our franchisees, disputes with franchisees have occurred in the past and may occur in the future. Such disputes could damage our brand image and reputation and our relationships with our franchisees generally. 26

We are subject to a variety of additional risks associated with our franchisees. Our franchise business model subjects us to a number of risks, any one of which may impact our royalty revenues collected from our franchisees, may harm the goodwill associated with our brand, and may materially and adversely impact our business and results of operations. Bankruptcy of franchisees. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement(s). In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement(s), ADA(s) and/or franchisee lease/sublease pursuant to Section 365 under the U.S. bankruptcy code, in which case there would be no further royalty payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection. Franchisee changes in control. Our franchises are operated by independent business owners. Although we have the right to approve franchise owners, and any transferee owners, we cannot predict in advance whether a particular franchise owner will be successful. If an individual franchise owner is unable to successfully establish, manage and operate the store, the performance and quality of service of the store could be adversely affected, which could reduce memberships and negatively affect our royalty revenues and brand image. Although our agreements prohibit “changes in control” of a franchisee without our prior consent as the franchisor, our form franchise agreement, and state franchise relationship laws limit our ability to withhold our consent to the transfer of a store to a new owner. In any transfer situation, the transferee may not be able to perform its obligations under its franchise agreements and successfully operate the store. In such a case the performance and quality of service of the store could be adversely affected, which could also reduce memberships and negatively affect our royalty revenues and brand image. In addition, in the event of the death or permanent disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to appoint an operator approved by us to manage the store. There is, however, no assurance that any such operator would be found or, if found, would be able to successfully operate its store. In the event that an acceptable operator is not found, the franchisee would be in default under its franchise agreement and, among other things, the franchise agreement and the franchisee’s right to operate the store under the franchise agreement could be terminated. If a new operator is not found or approved by us, or the new operator is not as successful in operating the store as the then-deceased franchisee or franchisee principal, the gross EFT of the store may be affected and could adversely affect our business and operating results. Franchisee insurance. Our form franchise agreement requires each franchisee to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or franchisees may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement or other contractual obligations, which could cause the termination of the franchisee’s franchise agreement and, in turn, may materially and adversely affect our operating and financial results. Some of our franchisees are operating entities. Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their stores. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its members and maintain store operations while making royalty payments, which in turn may materially and adversely affect our business and operating results. Franchise agreement termination; nonrenewal. Each franchise agreement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the form franchise agreement are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our brand’s goodwill. Moreover, a franchisee may have a right to terminate its franchise agreement in certain circumstances. Our ability to terminate a franchise agreement following a default that is not cured within the applicable cure period, if any, and the ability of franchisees under certain circumstances to terminate a franchise agreement, could reduce our royalty revenue, which in turn may materially and adversely affect our business and operating results. In addition, each franchise agreement has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. If the franchise agreement is renewed, the franchisee will receive a “successor” franchise agreement for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form franchise agreement (which may include increased royalty payments, advertising fees and other fees and costs), the satisfaction of certain conditions (including re-equipment and remodeling of the store and other requirements) and the payment of a successor fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring franchise agreement will terminate upon expiration of its term. If not renewed, a franchise agreement and the related payments 27 will terminate. We may be unable to find a new franchisee to replace such lost revenues, which in turn may materially and adversely affect our business and operating results. Franchisee litigation; effects of regulatory efforts. We and our franchisees are subject to a variety of litigation risks, including, but not limited to, member claims, personal injury claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of our franchisees’ employees, employee allegations against the franchisee or us of improper termination and discrimination, landlord/tenant disputes and intellectual property claims. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and our franchisees may have. In addition, we and our franchisees are subject to various regulatory efforts to enforce employment laws, such as efforts to classify franchisors as the co-employers of their franchisees’ employees and legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits. We and our franchisees also may be subject to changes in state tax laws or enforcement of state tax laws, whereby states subject certain franchisee payments to out of state franchisors to state sales tax or other, similar taxes. These and other legislation or regulations may have a disproportionate impact on franchisors and/or franchised businesses. These changes may impose greater costs and regulatory burdens on franchising and negatively affect our ability to sell new franchises, which in turn may materially and adversely affect our results of operations and financial condition. Franchise agreements and franchisee relationships. Our franchisees develop and operate their stores under terms set forth in our ADAs and franchise agreements, respectively. These agreements typically give rise to long-term relationships that involve a complex set of mutual obligations and mutual cooperation. We have a standard set of agreements that we typically use with our franchisees, but various franchisees have negotiated specific terms in these agreements. Furthermore, we may from time to time negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (e.g., a franchisee association). We seek to have positive relationships with our franchisees, based in part on our common understanding of our mutual rights and obligations under our agreements, to enable both the franchisees’ business and our business to be successful. However, we and our franchisees may not always maintain a positive relationship or always interpret our agreements in the same way. Our failure to have positive relationships with our franchisees could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members and could result in costly litigation between us and our franchisees. Finally, we have the discretion to, and may change over time, the financial and other terms of our franchise agreements and ADAs offered to new franchisees and developers. In the past, we have sought to discuss and reach accord with our franchisee association over such changes, but there is no assurance that we will be successful in such efforts in the future. If we were unsuccessful, this may lead to discord with our franchisee association that could have a detrimental effect on the growth of our business. While our franchisee revenues are not concentrated among one or a small number of parties, the success of our franchise model depends in large part on our ability to maintain contractual relationships with franchisees in profitable stores. A typical franchise agreement has a ten-year term. Our largest franchisee group accounts for approximately 7.7% of our total stores and another large franchisee group accounts for approximately 6.2% of our total stores as of December 31, 2022. If we fail to maintain or renew our contractual relationships on acceptable terms for these or other stores, or if one or more of these large franchisees were to become insolvent or otherwise were unwilling to pay amounts due to us, our business, reputation, financial condition and results of operations could be materially and adversely affected. Construction and maintenance costs. Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. Corporate-owned stores require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. If our franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to franchisees, which may allow a franchisee to terminate its franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition. In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its stores, including periodic remodeling and replacement of equipment, the quality of its stores could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our revenues. Franchisee turnover. There can be no guarantee of the retention of any, including the top performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber. The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers and other personnel. Training of managers and other personnel may be inadequate. These and other such negative factors could reduce franchise stores’ revenues, impact payments to us from franchisees under 28 the franchise agreements and could have a material adverse effect on our revenues, which in turn may materially and adversely affect our business. We and our franchisees could be subject to claims related to health and safety risks to members that arise while at both our corporate-owned and franchise stores. Use of our and our franchisees’ stores poses some potential health and safety risks to members or guests through physical exertion and use of our services and facilities, including exercise and tanning equipment. Claims might be asserted against us and our franchisees for injuries or death suffered by members or guests while exercising and using the facilities at a store. In addition, actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in legal claims or litigation against us, including legal claims related to alleged exposure to COVID-19 at corporate-owned stores and franchise stores. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material adverse effect on our results of operations, financial condition and cash flows. Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business. We are subject to the FTC Franchise Rule, as amended, which is a trade regulation promulgated by the FTC that regulates the offer and sale of franchises in the United States and that requires us to provide to all prospective franchisees certain mandatory disclosures in a FDD, unless otherwise exempt from the Rule. In addition, we are subject to state franchise registration and disclosure laws in approximately 14 states and various state business opportunity laws that regulate the offer and sale of franchises and require us, unless otherwise exempt from the applicable law, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees in accordance with such laws. We are subject to franchise disclosure laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to prepare and deliver a franchise disclosure document to disclose our franchise offering in a prescribed format to prospective franchisees in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are subject to similar franchise sales laws in Mexico and Australia, and may become subject to similar laws in other countries in which we may offer franchises in the future. Failure to comply with such laws may result in a franchisee’s right to rescind its franchise agreement and damages, and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in approximately 20 states and in various U.S. territories that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws could result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. Although we believe that our FDDs, franchise sales practices and franchise activities comply with such franchise sales laws and franchise relationship laws, our non-compliance could result in liability to franchisees and regulatory authorities (as described above), inability to enforce our franchise agreements and a reduction in our anticipated royalty revenue, which in turn may materially and adversely affect our business and results of operations. We and our franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States, Canada, Panama, Mexico and Australia governing such matters as minimum-wage requirements, overtime and other working conditions. Based upon our experience with hiring employees and operating corporate-owned stores, we believe a significant number of our and our franchisees’ employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in the U.S. federal and/or state minimum wage have increased labor costs, as would future increases. Any increases in labor costs might result in our and our franchisees inadequately staffing stores. Such increases in labor costs, and those that may arise due to other changes in labor laws or as a result of low unemployment rates, could affect store performance and quality of service, decrease royalty revenues and adversely affect our brand. Our and our franchisees’ operations and properties are subject to extensive U.S., Canadian, Panamanian, Mexican and Australian, federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business. We and our franchisees are responsible at the stores we each operate for compliance with state, provincial and local laws that regulate the relationship between stores and their members. Many states and provinces have consumer protection regulations that may limit the collection of membership dues or fees prior to opening, require certain disclosures of pricing information, 29 mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for stores, govern member rights in the event of a member relocation or disability, provide for specific member rights when a store closes or relocates, require us to offer specific mechanisms for membership cancellation, or preclude automatic membership renewals. The FTC Chair has recently expressed interest in ensuring that recurring subscriptions and memberships are easy to cancel, including through a social media statement mentioning us. Our or our franchisees’ failure to comply fully with these rules or requirements may subject us or our franchisees to fines, penalties, damages and civil liability, result in membership contracts being void or voidable, or otherwise harm our brand or reputation. In addition, states or provinces may update these laws and regulations. Any additional costs that may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members. We and our franchisees are subject to laws and regulations governing the collection, use, disclosure, security or other processing of personal information including in the U.S., E.U., Canada, Panama, Mexico and Australia, as well as self- governing standards promulgated by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association and the Canadian Payments Association. In the U.S. in particular, there are rules and regulations promulgated under the authority of the Federal Trade Commission, the California Consumer Privacy Act (“CCPA”), and various other federal and state data privacy and breach notification laws. In California, the CCPA was recently amended and expanded by the California Privacy Rights Act (the “CPRA”). The CCPA, including as amended, broadly defines personal information, provides an expansive meaning to activity considered to be a sale of personal information, and gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information or the sharing of personal information for purposes of cross-context behavioral advertising. The CCPA also requires that businesses make disclosures to individuals about their collection and use practices and restricts a business’s ability to use, disclose or retain personal information, in some cases. The CCPA also provides for civil penalties for violations and a private right of action for certain data breaches. The CPRA has further established a new enforcement agency dedicated to consumer privacy. Additionally, comprehensive privacy laws akin to the CPRA have recently gone into effect or will go into effect this year in Virginia, Colorado, Connecticut and Utah, and it is quite possible that other U.S. states, Federal agencies, or the U.S. Congress will follow suit. New data privacy laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate under the current U.S. presidential administration. The Federal Trade Commission and other authorities are likewise imposing standards for the collection, use, dissemination and security of personal information under consumer protection laws. Additionally, in the United States, laws in all 50 states require businesses to provide notice to individuals whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our or our franchisees’ handling of personally identifiable information that is housed in one or more of our, or our franchisees’ databases, or those of their third-party service providers. Non-compliance with privacy laws or industry group requirements or a security breach or perceived non-compliance or breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, a franchisee or vendor, could have adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against their licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be disclosed or lost due to a hacking event or unauthorized access to our or our franchisees’ information systems, or through publication or improper disclosure, any of which could affect the value of our brand. We maintain and require our franchisees to maintain cyber risk insurance, but in the event of a significant data security breach, this insurance may not cover all of the losses. Regulatory restrictions placed on indoor tanning services and negative opinions about the health effects of indoor tanning services could harm our reputation and our business. Although our business model does not place an emphasis on indoor tanning, the vast majority of our corporate-owned stores and franchise stores offer indoor tanning services. We offer tanning services as one of many amenities available to our PF Black Card members. Many states and provinces where we and our franchisees operate have health and safety regulations that apply to health clubs and other facilities that offer indoor tanning services. In addition to regulations imposed on the indoor tanning industry, medical opinions and opinions of commentators in the general public regarding negative health effects of indoor tanning services could adversely impact the value of our PF Black Card memberships and our future revenues and profitability. Although the tanning industry is regulated by U.S. federal and state, and international government agencies, negative publicity regarding the potentially harmful health effects of the tanning services we offer at our stores could lead to additional legislation or further regulation of the industry. The potential increase in cost of complying with these regulations could have a negative impact on our profit margins. 30

The continuation of our tanning services is dependent upon the public’s sustained belief that the benefits of utilizing tanning services outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of tanning equipment or any investigative or regulatory action by a government agency or other regulatory authority could impact the appeal of indoor tanning services to our PF Black Card members, and could in turn have an adverse effect on our and our franchisees’ reputation, business, results of operations and financial condition as well as our ability to profit from sales of tanning equipment to our franchisees. In addition, from time to time, government agencies and other regulatory authorities have shown an interest in taking investigative or regulatory action with respect to tanning services. For example, we reached a settlement with the New York Office of the Attorney General (“OAG”) in November 2015 in connection with allegations that in the spring of 2013, seven of the approximately 80 independently owned and operated Planet Fitness franchise locations in New York at the time had violated certain state laws related to tanning advertising, signage, paperwork and eyewear. Upon being alerted to these alleged violations, we re-emphasized to all franchisees that they are contractually required to operate their businesses in compliance with all applicable laws and regulations. The OAG’s investigation was part of a larger initiative with respect to tanning salons and other providers of tanning services and the settlement did not have a material adverse effect on us. However, similar future initiatives could influence public perception of the tanning services we offer and of the benefits of our PF Black Card membership. Changes in legislation or requirements related to electronic fund transfer, or our failure to comply with existing or future regulations, may materially and adversely impact our business. We primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts and, therefore, we are subject to federal, state and international legislation and certification requirements governing EFT, including the Electronic Funds Transfer Act. Some states have passed or have considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times, provide notice to members in advance of automatic renewals, and/or limit the duration for which gym memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our ability to accept EFT payments, which would have a material adverse effect on our business, results of operations and financial condition. In addition, any such costs, which may arise in the future as a result of changes to the legislation and regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to our franchisees and our and their members. We are subject to a number of risks related to ACH, credit card, debit card, and digital payment options we accept. We and our franchisees accept payments through ACH, credit card, debit card and digital payment transactions. For such transactions, we and our franchisees pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members or suffer an increase in our operating expenses, either of which could harm our operating results. If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card or digital payment companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we and our franchisees do not automatically charge our members’ bank accounts, credit cards, debit cards or digital payment provider on a timely basis or at all, we could lose membership revenue and associated royalty revenue, which would harm our operating results. If we fail to adequately control fraudulent ACH, credit card, debit card and digital payment transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card, debit card and digital payment related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH, credit card, debit card or digital payment transactions would significantly impair our ability to operate our business. As consumer behavior shifts to use more modern forms of payment, there may be an increased reluctance to use ACH, credit cards or debit cards for membership dues and point of sale transactions which could result in decreased revenues as consumers choose to give their business to competition with more convenient forms of payment. We may need to expand our information systems to support newer and emerging forms of payment methods, which may be time-consuming and expensive, and may not realize a return on our investment. 31

We are subject to risks associated with leasing property subject to long-term non-cancelable leases. All but one of our corporate-owned stores are located on leased premises. The leases for corporate-owned stores generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Moreover, although historically we have generally not guaranteed franchisees’ lease agreements, we have done so in a few certain instances and may do so from time to time. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot terminate these leases before the end of the initial lease term. Additional sites that we lease are likely to be subject to similar long-term, non-terminable leases. If we close a store, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, if we fail to negotiate renewals, either on commercially acceptable terms or at all, as each of our leases expire we could be forced to close stores in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our securitized financing facility or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business. If we and our franchisees are unable to identify and secure suitable sites for new franchise stores, our revenue growth rate and profits may be negatively impacted. To successfully expand our business, we and our franchisees must identify and secure sites for new franchise stores and, to a lesser extent, new corporate-owned stores that meet our established criteria. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we and our franchisees are unable to identify and secure sites for new stores, our revenue growth rate and profits may be negatively impacted. Additionally, if our or our franchisees’ analysis of the suitability of a store site is incorrect, we or our franchisees may not be able to recover the capital investment in developing and building the new store. As we increase our number of stores, we and our franchisees may also open stores in higher-cost geographies, which could entail greater lease payments and construction costs, among others. The higher level of invested capital at these stores may require higher operating margins and higher net income per store to produce the level of return we or our franchisees and potential franchisees expect. Failure to provide this level of return could adversely affect our results of operations and financial condition. Opening new stores in close proximity may negatively impact our existing stores’ revenues and profitability. We and our franchisees currently operate stores in 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia, and we and our franchisees plan to open many new stores in the future, some of which will be in existing markets and may be located in close proximity to stores already in those markets. Opening new stores in close proximity to existing stores may attract some memberships away from those existing stores, which may lead to diminished revenues and profitability for us and our franchisees rather than increased market share. In addition, as a result of new stores opening in existing markets and because older stores will represent an increasing proportion of our store base over time, our same store sales increases may be lower in future periods than they have been historically. Our franchisees may incur rising costs related to construction of new stores and maintenance of existing stores, which could adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition. Our stores require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. We and our franchisees have experienced, and may in the future experience, increased costs due to inflation and supply chain disruptions brought on by the COVID-19 pandemic, adverse weather conditions, including due to climate change, and other factors. If our franchisees’ costs are greater than expected, franchisees may need to outperform their operational plan to achieve their targeted return. In addition, increased costs may result in lower profits to the franchisees, which may cause them to terminate their franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition. In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its stores, including periodic remodeling and replacement of equipment, the quality of its stores could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our revenues. 32

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit. Equipment and certain products and services used by us, including our exercise equipment, point-of-sale software and hardware, and digital content produced for our mobile application, are sourced from third-party suppliers. In addition, we rely on third-party suppliers to manage and maintain our websites and online join processes, and in 2022 approximately 74% of our new members joined either online through our websites or through our mobile application. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers’ operations could impact our supply chain, our ability to retain customers, and our ability to service our existing stores and open new stores on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time-consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we or our franchisees require to open new and refurbish existing stores, our suppliers encounter difficulties meeting our and our franchisees’ demands for products or services. If our websites or other digital platforms experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided or there is damage to the value of one or more of our vendors’ brands, our ability to serve our members and grow our brand may be interrupted. If any of these events occurs, it could have a material adverse effect on our business and operating results. Our business and results of operations have been and may in the future be materially impacted by the ongoing COVID-19 pandemic, and could be impacted by similar events in the future. The COVID-19 pandemic continues to impact worldwide consumer behavior and economic activity. A public health pandemic such as the COVID-19 pandemic poses the risk that we or our employees, franchisees, members, suppliers and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions, social distancing requirements, stay at home orders and advisories and other restrictions that may be suggested or mandated by governmental authorities. The COVID-19 pandemic may also have the effect of heightening many of the other risks described elsewhere in this report, such as those relating to our growth strategy, international operations, our ability to attract and retain members, our supply chain, health and safety risks to our members, loss of key employees and changes in consumer preferences, as well as risks related to our significant indebtedness, including our ability to generate sufficient cash and comply with the terms of and restrictions under the agreements governing such indebtedness. The duration of the COVID-19 pandemic and the extent of its impact remains highly uncertain and difficult to predict. However, the continued spread of the virus and the measures taken in response to it have disrupted our operations and have adversely impacted our business, financial condition and results of operations. For example, in 2020, we temporarily closed all of our stores, furloughed a majority of our corporate-owned store employees, suspended billing membership and annual fees and suspended sales and placement of equipment. We and our franchisees took other actions, such as temporary rent deferrals and suspension of marketing activities, as additional measures to preserve cash and liquidity during closure periods. Temporary rent deferrals have often led to renegotiated rent payment schedules with landlords. Our stores began reopening in 2020 as local guidelines allowed, and as of December 31, 2022, all of our 2,410 stores were open and operating. As the COVID-19 pandemic continues to impact areas in which our stores operate, certain of our stores have had to re-close, and additional stores may have to re-close, pursuant to local guidelines. Store members have not and will not be charged membership dues while our stores are temporarily closed and are credited for any membership dues paid for periods when their store is closed due to the COVID-19 pandemic. Compared to the periods prior to the COVID-19 pandemic, we have experienced and may in the future experience decreased new store development and remodels, as well as decreased replacement equipment sales in 2022 and beyond, in part as a result of the COVID-19 pandemic. In addition, as a result of the COVID-19 pandemic, we experienced, and may in the future experience, a decrease in our net membership base compared to membership levels in March 2020, and the COVID-19 pandemic may have an ongoing impact on consumer behavior. As our stores reopened, we recognized franchise revenue and corporate-owned store revenue associated with any membership dues collected prior to temporary store closures. We may have to defer revenue in the future if stores are required to re-close. Further, the constantly evolving nature of the COVID-19 pandemic and the emergence of new variants of coronavirus have negatively impacted, and may in the future negatively impact, our operating results. The significance of the ultimate operational and financial impact to us will depend on how long and widespread the disruptions caused by the COVID-19 pandemic, and the corresponding response to contain the virus and treat those affected by it, prove to be. 33

Risks Related to the Sunshine Acquisition We may be unable to successfully realize the anticipated benefits of the Sunshine Acquisition. On February 10, 2022, we acquired Sunshine Fitness Growth Holdings, LLC (“Sunshine Fitness”), a Planet Fitness franchisee (the “Sunshine Acquisition”), which immediately prior to the acquisition owned and operated 114 franchisee-owned stores (the “Sunshine Stores”). The success of the Sunshine Acquisition depends on our ability to successfully integrate the Sunshine Stores with our network of corporate-owned stores and operate the Sunshine Stores as corporate-owned stores. The anticipated benefits of the Sunshine Acquisition may not be realized fully, or at all, or may take longer to realize than expected. We may face significant challenges in realizing the anticipated benefits of the Sunshine Acquisition, including, without limitation: • the diversion of management’s attention from ongoing business concerns and performance shortfalls as a result of the devotion of management’s attention to the integration of the Sunshine Stores and Sunshine Fitness personnel; • retaining existing key business, employment and other operational relationships and attracting new employees and business and operational relationships; and • unforeseen expenses and delays related to the integration of Sunshine Stores into our system. Many of these factors will be outside of our control and any one of them could result in increased costs and/or decreases in the amount of expected revenues, which in turn could have an adverse effect on our brand, business, or financial condition. We may not have discovered undisclosed liabilities of the Sunshine Fitness stores during the due diligence process. In the course of the due diligence review of the Sunshine Stores that we conducted prior to consummating the Sunshine Acquisition, we may not have discovered, or may have been unable to quantify, undisclosed liabilities of the Sunshine Stores. Examples of such undisclosed liabilities of the Sunshine Stores may include, but are not limited to, pending or threatened litigation or environmental or other regulatory matters. Any such undisclosed liabilities could have an adverse effect on our brand, business, or financial condition. Risks related to our indebtedness Substantially all of the assets of certain of our subsidiaries are security under the terms of securitization transactions that were completed on August 1, 2018, December 3, 2019 and February 10, 2022. On August 1, 2018, Planet Fitness Master Issuer LLC (the “Master Issuer”), our limited-purpose, bankruptcy-remote, indirect subsidiary, entered into a base indenture (the “Original Base Indenture”) and a related supplemental indenture (collectively, the “2018 Indenture”) under which the Master Issuer issued $575 million in aggregate principal amount of Series 2018-1 4.262% Fixed Rate Senior Secured Notes, Class A-2-I (the “2018 Class A-2-I Notes”) and $625 million in aggregate principal amount of Series 2018-1 4.666% Fixed Rate Senior Secured Notes, Class A-2-II (the “2018 Class A-2-II Notes” and together with the Class A-2-I Notes, the “2018 Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. In connection with the issuance of the 2018 Notes, the Master Issuer also entered into a revolving financing facility that allows for the issuance of up to $75 million in Series 2018-1 Variable Funding Senior Notes, Class A-1 (the “2018 Variable Funding Notes”), and certain letters of credit (the “Letters of Credit”). On December 3, 2019, the Master Issuer issued $550 million Series 2019-1 3.858% Fixed Rate Senior Secured Notes, Class A-2 (the “2019 Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended. The 2019 Notes were issued under the 2018 Indenture and a related supplemental indenture dated December 3, 2019 (together, the “Indenture”). The 2018 Notes, 2019 Notes and the 2018 Variable Funding Notes are referred to collectively as the “Securitized Senior Notes.” The Master Issuer entered into an amended and restated base indenture (replacing the Original Base Indenture) and a related supplemental indenture (collectively, the “2022 Indenture”) on February 10, 2022, under which the Master Issuer issued $425 million Series 2022-1 3.251% Fixed Rate Senior Secured Notes, Class A-2-I (the “2022 Class A-2-I Notes”) and $475 million Series 2022-1 4.008% Fixed Rate Senior Secured Notes, Class A-2-II (the “2022 Class A-2-II Notes,” and together with the 2022 Class A-2-I Notes, the “2022 Notes”, and together with the Securitized Senior Notes and the 2022 Variable Funding Notes (as defined below) then outstanding, the “Notes”). In connection with such Series 2022-1 Issuance, the Master Issuer repaid the outstanding principal amount (and all accrued and unpaid interest thereon) of the Class A-2-I Notes, and the Master Issuer also entered into a new revolving financing facility that allows for the issuance of up to $75 million in Series 2022-1 Variable Funding Senior Notes, Class A-1 (the “2022 Variable Funding Notes”, and such Class A-1 note facilities in effect from time to time, the “Variable Funding Notes”) and certain Letters of Credit. The Securitized Senior Notes were issued in securitization transactions pursuant to which substantially all of our revenue- generating assets in the United States are held by the Master Issuer and certain other limited-purpose, bankruptcy remote, 34 wholly-owned direct and indirect subsidiaries of the Master Issuer that act as guarantors of the Securitized Senior Notes and that have pledged substantially all of their assets to secure the Securitized Senior Notes. The Securitized Senior Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Master Issuer maintains specified reserve accounts to be used to make required payments in respect of the Securitized Senior Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the 2018 Notes, 2019 Notes and 2022 Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Securitized Senior Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters. The Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to failure to maintain a stated debt service coverage ratio, the sum of system-wide sales being below certain levels on certain measurement dates, certain manager termination events (including in certain cases a change of control of Planet Fitness Holdings, LLC), an event of default and the failure to repay or refinance the Securitized Senior Notes on the applicable anticipated repayment date. The Securitized Senior Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Securitized Senior Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments. In the event that a rapid amortization event occurs under the Indenture (including, without limitation, upon an event of default under the Indenture or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business. If our subsidiaries are not able to generate sufficient cash flow to service their debt obligations, they may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations. The securitization imposes certain restrictions on our activities or the activities of our subsidiaries. The Indenture and the management agreement entered into between certain of our subsidiaries and the Indenture trustee (the “Management Agreement”) contain various covenants that limit our and its subsidiaries’ ability to engage in specified types of transactions. For example, the Indenture and the Management Agreement contain covenants that, among other things, restrict, subject to certain exceptions, the ability of certain subsidiaries to: • incur or guarantee additional indebtedness; • sell certain assets; • create or incur liens on certain assets to secure indebtedness; or • consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. As a result of these restrictions, we may not have adequate resources or flexibility to continue to manage the business and provide for growth of the Planet Fitness system, including product development and marketing for the Planet Fitness brand, which could have a material adverse effect on our future growth prospects, financial condition, results of operations and liquidity. We have a significant amount of debt outstanding. Such indebtedness, along with the other contractual commitments of certain of our subsidiaries, could adversely affect our business, financial condition and results of operations, as well as the ability of certain of our subsidiaries to meet their debt payment obligations. Under the Indenture, Master Issuer had approximately $2.0 billion of outstanding debt as of December 31, 2022. Additionally, Master Issuer has the ability to borrow amounts from time to time on a revolving basis, up to an aggregate principal amount of $75 million pursuant to the 2022 Variable Funding Notes. This level of debt could have significant consequences on our future operations, including: • resulting in an event of default if our subsidiaries fail to comply with the financial and other restrictive covenants contained in debt agreements, which event of default could result in all of our subsidiaries’ debt becoming immediately due and payable; • reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; • limiting the Company’s flexibility in planning for, or reacting to, and increasing its vulnerability to, changes in our business, the industry in which it operates and the general economy; • placing us at a competitive disadvantage compared to our competitors that are less leveraged; • subjecting us to the risk of increased sensitivity to interest rate increases on indebtedness with respect to the Variable Funding Notes or the refinancing of the Securitized Senior Notes or the 2022 Notes; and 35

• increasing the possibility that we may be unable to generate cash sufficient for the Master Issuer to pay, when due, interest on and principal of the Securitized Senior Notes. The ability to meet payment and other obligations under the debt instruments of our subsidiaries depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate cash flow from operations, and that future borrowings may not be available to us under existing or any future credit facilities or otherwise, in an amount sufficient to enable our subsidiaries to meet our debt payment obligations and to fund other liquidity needs. If our subsidiaries are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations. In addition, the financial and other covenants we agreed to with our lenders may limit our ability to incur additional indebtedness in the future. If new debt or other liabilities are added to our current consolidated debt levels or if we fail to comply with the covenants of our existing indebtedness, the related risks that we now face could intensify. We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on our subsidiaries’ and our franchisees’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Risks related to our organizational structure We will be required to pay certain of our existing and previous owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial. Certain future and past exchanges of Holdings Units for shares of our Class A common stock (or cash) are expected to produce and have produced favorable tax attributes for us. We are a party to two tax receivable agreements. Under the first of those agreements, we are generally required to pay to certain existing and previous equity owners of Pla-Fit Holdings, LLC (the “TRA Holders”) 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we are deemed to realize as a result of certain tax attributes of their Holdings Units sold to us (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of our Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, we are generally required to pay to TSG AIV II-A L.P and TSG PF Co-Investors A L.P. (the “Direct TSG Investors”) 85% of the amount of cash savings, if any, that we are deemed to realize as a result of the tax attributes of the Holdings Units that we held in respect of the Direct TSG Investors’ prior interest in us, which resulted from the Direct TSG Investors’ purchase of interests in our 2012 acquisition (the “2012 Acquisition”) by investment funds affiliated with TSG Consumer Partners, LLC (“TSG”), and certain other tax benefits. Under both agreements, we generally retain the benefit of the remaining 15% of the applicable tax savings. The payment obligations under the tax receivable agreements are obligations of Planet Fitness, Inc., and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. In particular, assuming no further material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with all past and future exchanges and sales of Holdings Units as described above would aggregate to approximately $664.3 million over the remaining term of the tax receivable agreements based on a price of $78.80 per share of our Class A common stock (the closing price per share of our Class A common stock on the New York Stock Exchange (“NYSE”) on December 31, 2022) and assuming all future sales had occurred on such date. Under such scenario, we would be required to pay the other parties to the tax receivable agreements 85% of such amount, or $564.6 million, over the applicable period under the tax receivable agreements. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of our Class A common stock at the time of the sale and 36 the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments under the tax receivable agreements are not conditioned on the TRA Holders’ ownership of our shares. The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of sales by the TRA Holders, the price of our Class A common stock at the time of the sales, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest. Payments under the tax receivable agreements may give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest (generally calculated using one-year LIBOR), depending on the tax receivable agreements and the circumstances. Any such benefits are covered by the tax receivable agreements and will increase the amounts due thereunder. The tax receivable agreements provide for interest, at a rate equal to one-year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreements. In addition, under certain circumstances where we are unable to make timely payments under the tax receivable agreements, the tax receivable agreements provide for interest to accrue on unpaid payments, at a rate equal to one-year LIBOR plus 500 basis points. Payments under the tax receivable agreements will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other tax attributes subject to the tax receivable agreements, we will not be reimbursed for any payments previously made under the tax receivable agreements if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the benefits that we are deemed to realize in respect of the attributes to which the tax receivable agreements relate. In certain cases, payments under the tax receivable agreements to our TRA Holders may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements. The tax receivable agreements provide that (i) in the event that we materially breach such tax receivable agreements, (ii) if, at any time, we elect an early termination of the tax receivable agreements, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the tax receivable agreements (with respect to all Holdings Units, whether or not they have been sold before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreements. As a result of the foregoing, (i) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may not be able to finance our obligations under the tax receivable agreements in a manner that does not adversely affect our working capital and growth requirements. For example, if we had elected to terminate the tax receivable agreements as of December 31, 2022, based on a share price of $78.80 per share of our Class A common stock (based on the closing price of our Class A common stock on the NYSE as of December 31, 2022) and a discount rate equal to 6.5%, we estimate that we would have been required to pay $395.3 million in the aggregate under the tax receivable agreements. We will not be reimbursed for any payments made to the TRA Holders or the Direct TSG Investors under the tax receivable agreements in the event that any tax benefits are disallowed. If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreements and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the tax receivable agreements and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreements could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreements that were calculated on the assumption that the disallowed tax savings were available. 37

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations. We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including: • changes in the valuation of our deferred tax assets and liabilities; • expected timing and amount of the release of any tax valuation allowances; • tax effects of stock-based compensation; • costs related to intercompany restructurings; • changes in tax laws, regulations or interpretations thereof; • lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates; or • higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates. In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations. Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure. Our principal asset is our ownership of Holdings Units in Pla-Fit Holdings. As such, we have no independent means of generating revenue. Pla-Fit Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its Holdings Units, including us. Accordingly, we incur income taxes on our allocable share of any taxable income of Pla-Fit Holdings, and also incur expenses related to our operations. Pursuant to the limited liability company agreement of Pla-Fit Holdings that was amended and restated in connection with our initial public offering, as amended on July 1, 2017 (the “LLC Agreement”), Pla-Fit Holdings makes cash distributions to the owners of Holdings Units for purposes of funding their tax obligations in respect of the income of Pla-Fit Holdings that is allocated to them, to the extent other distributions from Pla-Fit Holdings have been insufficient. In addition to tax expenses, we also incur expenses related to our operations, including payment obligations under the tax receivable agreements, which are significant. We have caused Pla-Fit Holdings to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including ordinary course payments due under the tax receivable agreements. However, its ability to make such distributions in the future will be subject to various limitations and restrictions, including contractual restrictions under our Indenture and Variable Funding Notes. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations (including as a result of an acceleration of our obligations under the tax receivable agreements), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate equal to one-year LIBOR plus 500 basis points until paid. In certain circumstances, Pla-Fit Holdings will be required to make distributions to us and the Continuing LLC Owners, and the distributions that Pla-Fit Holdings will be required to make may be substantial. Funds used by Pla-Fit Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Pla-Fit Holdings will be required to make may be substantial and will likely exceed (as a percentage of Pla-Fit Holdings’ net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer, particularly as a result of the 2017 Tax Cuts and Jobs Act. As a result of potential differences in the amount of net taxable income allocable to us and to the owners of Holdings Units other than Planet Fitness, Inc. (the “Continuing LLC Owners”), as well as the use of an assumed tax rate in calculating Pla-Fit Holdings’ distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreements. To the extent we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Pla-Fit Holdings, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their Holdings Units. 38

Risks related to our Class A common stock Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders. Our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include: • the division of our board of directors into three classes and the election of each class for three-year terms; • advance notice requirements for stockholder proposals and director nominations; • the ability of the board of directors to fill a vacancy created by the expansion of the board of directors; • the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors; • limitations on the ability of stockholders to call special meetings and to take action by written consent; and • the required approval of holders of at least 75% of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our certificate of incorporation and bylaws or remove directors for cause. In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL and accordingly will not be subject to such restrictions. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit Class A common stockholders to the same extent as it will benefit the TRA Holders and the Continuing LLC Owners. Our organizational structure, including the tax receivable agreements, confers certain benefits upon the TRA Holders and the Continuing LLC Owners that do not benefit the holders of our Class A common stock to the same extent. The tax receivable agreement with the Direct TSG Investors also confers benefits upon the Direct TSG Investors that are not shared with other holders of Class A common stock. Although we retain 15% of the amount of tax benefits conferred under the tax receivable agreements, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weakness identified by our management in our internal control over financial reporting. In addition, we are required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports, and we are required to disclose significant changes made in our internal controls and procedures on a quarterly basis. If we identify a material weakness in our internal control over financial reporting, we may not be able to remediate the material weaknesses identified in a timely manner or maintain all of the controls necessary to remain in compliance with our reporting obligations. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be negatively affected and we could become subject to investigations by 39 the NYSE, on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: • any derivative action or proceeding brought on our behalf; • any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; • any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; • any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or • any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”). In addition, our certificate of incorporation provides that if any action, the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price. Since our initial public offering (the “IPO”) through December 31, 2022, the price of our Class A common stock, as reported by the NYSE, has ranged from a low of $13.23 on February 11, 2016 to a high of $99.60 on November 5, 2021. In addition, in recent years the stock market in general has been highly volatile. As a result, the market price and trading volume of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our results of operations or prospects, and could lose part or all of their investment. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this report and others such as: • variations in our operating performance and the performance of our competitors; • actual or anticipated fluctuations in our quarterly or annual operating results; • publication of research reports by securities analysts about us or our competitors or our industry; • the public’s reaction to our press releases, our other public announcements and our filings with the SEC; • our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; • additions and departures of key employees; • strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; • the passage of legislation or other regulatory developments affecting us or our industry; 40

• speculation in the press or investment community; • changes in accounting principles; • terrorist acts, acts of war or periods of widespread civil unrest; • natural disasters and severe weather events, including as a result of climate change, pandemics and other calamities; • breach or improper handling of data or cybersecurity events; and • changes in general market and economic conditions. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. Because we do not currently pay any cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it. We may retain future earnings, if any, for future operations, expansion and debt repayment and do not currently pay any cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our securitized financing facility. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. We cannot guarantee that our share repurchase program will be fully consummated or that such program will enhance the long-term value of our share price. In November 2022, the Company’s Board approved a share repurchase program to repurchase up to $500 million of the Company’s common stock, which can be discontinued at any time. Repurchases may be made in the open market, in privately negotiated transactions or by other means, from time to time, subject to market conditions, applicable legal requirements and other factors. Although this repurchase program has been approved, there is no obligation for the Company to repurchase any specific dollar amount of stock. The repurchase program could affect the price of our stock and increase volatility. Price volatility may cause the average price at which the Company repurchases its stock in a given period to exceed the stock’s price at a given point in time. There can be no assurance that we will buy shares of our common stock or the timeframe for repurchases under our stock buyback program or that any repurchases will have a positive impact on our stock price or earnings per share. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our common stock, the nature of other investment or strategic opportunities presented to us from time to time, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the stock buyback program, and the availability of funds necessary to continue purchasing stock. Financial forecasting may differ materially from actual results. Due to the inherent difficulty of predicting future events and results, our forecasted financial and operational results may differ materially from actual results. Discrepancies between forecasted and actual results could cause a decline in the price of our stock. 41

Item 1B. Unresolved Staff Comments. None. Item 2. Properties. Our corporate headquarters is located in Hampton, New Hampshire and consists of approximately 71,700 sq. ft. of leased office space. It is the base of operations for our executive management and nearly all of the employees who provide our primary corporate and franchisee support functions. In addition, the Company has a corporate-owned stores headquarters located in Winter Park, Florida, which consists of 11,726 sq. ft. of leased office space. Corporate-Owned Stores We lease all but one of our corporate-owned stores. Our store leases typically have initial terms of ten years with two five-year renewal options, exercisable in our discretion. As of December 31, 2022, we had 234 corporate-owned store locations. The following table lists all of our corporate-owned store counts by state or province as of December 31, 2022: State/Province Store Count Florida 54 New York 34 South Carolina 30 Pennsylvania 20 Georgia 20 New Hampshire 18 New Jersey 15 North Carolina 14 California 8 Delaware 5 Alabama 5 Massachusetts 4 Maine 4 Ontario 2 Vermont 1 Franchisee Stores Franchisees own or directly lease from a third-party each Planet Fitness franchise location. We have not historically owned or entered into leases for Planet Fitness franchise stores and generally do not guarantee franchisees’ lease agreements, although we have done so in a few certain instances and may do so from time to time. As of December 31, 2022, we had 2,176 franchisee- owned stores in 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. Item 3. Legal Proceedings. We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. See Note 18 - Commitments and Contingencies to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Item 4. Mine Safety Disclosures. None. 42

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information for Class A Common Stock Shares of our Class A common stock trade on the NYSE under the symbol “PLNT.” Holders of Record As of February 24, 2023, there were 30 stockholders of record of our Class A common stock. A substantially greater number of holders of our Class A common stock are held in “street name” and held of record by banks, brokers and other financial institutions. As of February 24, 2023, there were 18 stockholders of record of our Class B common stock, and there is no public market for these shares. Dividend Policy We do not currently pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends on shares of our Class A common stock will be at the sole discretion of our board of directors, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant. 43

Performance Graph

The following graph and table depict the total return to shareholders from December 31, 2017 through December 31, 2022, relative to the performance of the S&P 500 Index and the Russell 2000, and the Invesco Dynamic Leisure and Entertainment ETF ("PEJ"). In 2022, the Company elected to include PEJ. While the Company is not a component of PEJ, this fund was added because it represents a diverse group of companies within the same broad industry classification as the Company. The graph and table assume $100 invested at the closing price of $34.63 on December 29, 2017.

The performance graph and table are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act of 1933 or the Exchange Act.


$300.00
$275.00
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$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
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December 31, 2017
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Planet Fitness, Inc.
Russell 2000 (Total Return) Index
S&P 500 Index
Invesco Dynamic Leisure and Entertainment ETF (PEJ)

	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Planet Fitness, Inc.	$ 100.00	$ 154.84	$ 215.65	$ 224.17	$ 261.57	$ 227.55
S&P 500 Index	100.00	93.76	120.84	140.49	178.27	143.61
Russell 2000 (Total Return) Index	100.00	87.82	108.66	128.61	146.23	114.70
Invesco Dynamic Leisure and Entertainment ETF (PEJ)	100.00	90.07	102.10	90.59	110.84	82.39

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities during the fourth quarter of the year ended December 31, 2022.

In connection with our IPO, we and the Continuing LLC Owners entered into an exchange agreement under which they (or certain permitted transferees) have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. As a Continuing LLC Owner exchanges Holdings Units for shares of Class A common stock, the number of Holdings Units held by Planet Fitness, Inc. is correspondingly increased as it acquires the exchanged Holdings Units, and a corresponding number of shares of Class B common stock are canceled.

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Issuer Purchases of Equity Securities The following table provides information regarding purchases of shares of our Class A common stock by us and our “affiliated purchasers” (as defined in Rule 10b-18(a)(3) under the Exchange Act) during the three months ended December 31, 2022. Issuer Purchases of Equity Securities Period Total Number of Shares Purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(1) 10/01/22 - 10/30/22 — $ — — $105,686,343 11/01/22 - 11/30/22 — $ — — $500,000,000 12/01/22 - 12/31/22 — $ — — $500,000,000 Total — $ — — (1) On November 5, 2019, our board of directors approved a share repurchase program of $500,000,000. On November 4, 2022, our board of directors approved a share repurchase program of up to $500,000,000 which replaces the plan from November 5, 2019. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. The Company may terminate the program at any time. Item 6. [Reserved] 45

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Unless the context requires otherwise, references in this report to the “Company,” “we,” “us” and “our” refer to Planet Fitness, Inc. and its consolidated subsidiaries. Discussions of fiscal 2020 items and year-to-year comparisons between fiscal 2021 and fiscal 2020 that are not included in this Form 10-K can be found in “Management's Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2021. Overview We are one of the largest and fastest-growing franchisors and operators of fitness centers in the world by number of members and locations, with a highly recognized national brand. Our mission is to enhance people’s lives and democratize fitness by providing a high-quality fitness experience in a welcoming, non-intimidating environment, which we call the Judgement Free Zone, where anyone—and we mean anyone—can feel they belong. Our bright, clean stores are typically 20,000 square feet, with a large selection of high-quality, purple and yellow Planet Fitness-branded cardio, circuit- and weight-training equipment and friendly staff trainers who offer unlimited free fitness instruction to all our members in small groups through our PE@PF program. We offer this differentiated fitness experience at only $10 per month for our standard membership. This exceptional value proposition is designed to appeal to a broad population, including occasional gym users and the approximately 80% of the U.S. and Canadian populations over age 14 who are not gym members, particularly those who find the traditional fitness club setting intimidating and expensive. We and our franchisees fiercely protect Planet Fitness’ community atmosphere—a place where you do not need to be fit before joining and where progress toward achieving your fitness goals (big or small) is supported and applauded by our staff and fellow members. As of December 31, 2022, we had approximately 17.0 million members and 2,410 stores in 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia. Of our 2,410 stores, 2,176 were franchised and 234 were corporate- owned. As of December 31, 2022, we had commitments to open more than 1,000 new stores under existing ADAs. COVID-19 Impact The COVID-19 pandemic has caused unprecedented economic volatility and uncertainty, which negatively impacted our operating results. Compared to the periods prior to March 2020, we have experienced and may continue to experience decreased new store development and reduced equipment revenue as a result of the COVID-19 pandemic, especially during 2020 and 2021. As stores reopened we have recognized franchise revenue and corporate-owned store revenue associated with any membership dues collected prior to temporary store closures. We may have to defer revenue in the future if stores are required to re-close. The duration of the COVID-19 pandemic and the extent of its impact on our business remains uncertain and difficult to predict. The COVID-19 pandemic may continue to negatively impact our operating results in future periods. As a result of the COVID-19 pandemic, we experienced a decrease in our net membership base during 2020 and 2021 compared to membership levels in March 2020. In 2022, the Company surpassed its previous membership all-time high from March of 2020. Despite these record membership levels, however, it is possible that the COVID-19 pandemic may have an ongoing impact on consumer behavior. Composition of Revenues, Expenses and Cash Flows Revenues We generate revenue from three primary sources: • Franchise segment revenue: Franchise segment revenue relates to services we provide to support our franchisees and includes royalty revenue, NAF revenue, franchise fees, placement revenue, online join fees and other fees associated with our franchisee-owned stores. Franchise segment revenue generally does not include the sale of tangible products by us to our franchisees. Our franchise segment revenue comprised 35%, 50% and 51% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively. • Corporate-owned store segment revenue: Includes monthly membership dues, enrollment fees, annual fees and prepaid fees paid by our members as well as retail sales. This source of revenue comprised 41%, 28%, and 29% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, over 90% of our members paid their monthly dues by EFT, while the remainder prepaid annually in advance. 46

• Equipment segment revenue: Includes equipment revenue for new franchisee-owned stores as well as replacement equipment for existing franchisee-owned stores, in the U.S., Canada and Mexico. Franchisee-owned stores are generally required to replace their equipment every five to seven years. This source of revenue comprised 24%, 22% and 20% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively. See Item 8: Financial Statements and Supplementary Data - Note 2(e) for further discussion on our revenue streams and revenue recognition policies. Expenses We primarily incur the following expenses: • Cost of revenue: Primarily includes the direct costs associated with equipment sales to new and existing franchisee- owned stores in the U.S., Canada and Mexico. Cost of revenue also includes the cost of retail sales at our corporate- owned stores, which is immaterial. Our cost of revenue changes primarily based on equipment sales volume. • Store operations: Includes the direct costs associated with our corporate-owned stores, primarily rent, utilities, payroll, marketing, maintenance and supplies. The components of store operations remain relatively stable for each store. Our statements of operations do not include, and we are not responsible for, any costs associated with operating franchisee- owned stores. • Selling, general and administrative expenses: Consists of costs associated with administrative, corporate-owned store and franchisee support functions related to our existing business as well as growth and development activities, including certain costs to support equipment placement and assembly services. These costs primarily consist of payroll, IT-related, marketing, legal and accounting expenses. • NAF Expense: Consists of expenses incurred on behalf of the NAF. The use of amounts received by the NAF is restricted to advertising, product development, public relations, merchandising, and administrative expenses and programs to increase sales and further enhance the public reputation of the Planet Fitness brand. Cash flows We generate a significant portion of our cash flows from monthly and annual membership dues, royalties, NAF revenue and various fees related to transactions involving our franchisee-owned stores. We oversee the membership billing process, as well as the collection of our royalties, NAF revenue and certain other fees, through our third-party hosted point-of-sale systems in the United States and Canada. We collect monthly dues from our corporate-owned store members on or around the 17th of each month, while annual fees are collected on or around the 1st day of the second month following the month in which the membership agreement was signed, provided our stores are open. Through our point-of-sale system, in the United States and Canada, we oversee the processing of membership billings for franchisee-owned stores. Our royalties and certain other fees are generally deducted on or around the 17th of each month from these membership billings by the processor prior to the net billings being remitted to the franchisees, although our billing and collection practices vary in certain international markets. Our franchisees are responsible for maintaining the membership billing records and collection of member dues for their respective stores through the point-of-sale system. Our royalties are based on monthly and annual membership billings for the franchisee- owned stores without regard to the collections of those billings by our franchisees. The amount and timing of the collection of royalties and membership dues and fees at corporate-owned stores is, therefore, generally fairly predictable. Our corporate-owned stores also historically generate strong operating margins and cash flows, as a significant portion of our costs are fixed or semi-fixed such as rent and labor. Equipment sales to new and existing franchisee-owned stores also generate significant cash flows. Franchisees generally either pay in advance or provide evidence of a committed financing arrangement for such equipment. Each of these cash flows have been negatively impacted, we believe temporarily, by the COVID-19 pandemic, particularly during 2020 and 2021. 47

Recent Transactions Securitized Financing Facility On February 10, 2022, we completed the Series 2022-1 Issuance pursuant to which the Master Issuer issued the 2022 Notes in an aggregate outstanding principal amount of $900 million. In connection with such Series 2022-1 Issuance, the Master Issuer repaid the outstanding principal amount (and all accrued and unpaid interest thereon) of the Class A-2-I Notes, and the Master Issuer also entered into a new revolving financing facility that allows for the issuance of up to $75 million in 2022 Variable Funding Notes and certain Letters of Credit. On February 10, 2022, we borrowed in the full amount of the $75 million 2022 Variable Funding Notes and used such proceeds to repay the outstanding principal amount (together with all accrued and unpaid interest thereon) of the 2018 Variable Funding Notes in full, and subsequently repaid the 2022 Variable Funding Notes in full on May 9, 2022. See Note 11 to the consolidated financial statements. Sunshine Acquisition On February 10, 2022, the Company and Pla-Fit Holdings acquired 100% of the equity interests of franchisee Sunshine Fitness, which operated 114 locations in Alabama, Florida, Georgia, North Carolina, and South Carolina. The purchase price of the acquisition was $824.6 million consisting of $430.9 million in cash consideration, and $393.7 million of equity consideration. See Note 5 to the consolidated financial statements. Sale of Corporate-owned Stores On August 31, 2022, the Company sold 6 corporate-owned stores located in Colorado to a franchisee for $20.8 million. The net value of assets derecognized in connection with the sale amounted to $19.5 million, which included goodwill of $14.4 million, intangible assets of $2.6 million, and net tangible assets of $2.4 million, which resulted in a gain on sale of corporate-owned stores of $1.3 million. See Note 6 to the consolidated financial statements. Share repurchase programs 2019 share repurchase program On November 5, 2019, the Company’s board of directors approved a share repurchase program of up to $500.0 million. On December 4, 2019, the Company entered into a $300.0 million accelerated share repurchase agreement (the “2019 ASR Agreement”) with JPMorgan Chase Bank, N.A. (“JPMC”). Pursuant to the terms of the 2019 ASR Agreement, on December 5, 2019, the Company paid JPMC $300.0 million upfront in cash and received 3,289,924 shares of the Company’s Class A common stock, which were retired, and the Company elected to record as a reduction to retained earnings of $240.0 million. Final settlement of the ASR Agreement occurred on March 2, 2020. At final settlement, JPMC delivered 666,961 additional shares of the Company’s Class A common stock, based on a weighted average cost per share of $75.82 over the term of the 2019 ASR Agreement, which were retired. This was evaluated as an unsettled forward contract indexed to our own stock, with $60.0 million classified as a reduction to retained earnings at the original date of payment. During the year ended December 31, 2022, the Company purchased 1,528,720 shares of Class A common stock for a total cost of $94.3 million. All purchased shares were retired. Subsequent to these repurchases, there was $105.7 million remaining under the 2019 share repurchase program. 2022 share repurchase program On November 4, 2022, the Company’s board of directors approved a share repurchase program of up to $500.0 million, which replaced the 2019 share repurchase program. During January 2023, the Company purchased 317,599 shares of Class A common stock for a total cost of $25.0 million. The timing of purchases and amount of stock repurchased will be subject to the Company’s discretion and will depend on market and business conditions, the Company’s general working capital needs, stock price, applicable legal requirements and other factors. Our ability to repurchase shares at any particular time is also subject to the terms of the Indenture governing the Securitized Senior Notes. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. Seasonality Prior to the COVID-19 pandemic, our results were subject to seasonality fluctuations in that member joins are typically higher in January as compared to other months of the year. In addition, our quarterly results may fluctuate significantly because of several factors, including the timing of store openings, timing of price increases for enrollment fees and monthly membership dues and general economic conditions. The seasonality of our membership growth in 2020 and 2021 was meaningfully different than our historical patterns. We believe this was primarily a result of the COVID-19 pandemic, and 2022 returned to a pattern more consistent with years prior to the COVID-19 pandemic. 48

Our Segments We operate and manage our business in three business segments: Franchise, Corporate-owned stores and Equipment. Our Franchise segment includes operations related to our franchising business in the United States, Puerto Rico, Canada, Panama, Mexico and Australia, as well as revenues and expenses of the NAF. Our Corporate-owned stores segment includes operations with respect to all corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores in the U.S, Canada and Mexico. We evaluate the performance of our segments and allocate resources to them based on revenue and earnings before interest, taxes, depreciation and amortization, referred to as Segment EBITDA. Revenue and Segment EBITDA for all operating segments include only transactions with unaffiliated customers and do not include intersegment transactions. The tables below summarize the financial information for our segments for the years ended December 31, 2022, 2021 and 2020. “Corporate and other,” as it relates to Segment EBITDA, primarily includes corporate overhead costs, such as payroll and related benefit costs and professional services that are not directly attributable to any individual segment. Year Ended December 31, 2022 2021 2020 (in thousands) Revenue Franchise segment $ 329,634 $ 290,710 $ 206,156 Corporate-owned stores segment 379,393 167,219 117,142 Equipment segment 227,745 129,094 83,320 Total revenue $ 936,772 $ 587,023 $ 406,618 Segment EBITDA Franchise segment $ 216,817 $ 194,303 $ 114,968 Corporate-owned stores segment 142,083 49,196 23,672 Equipment segment 59,082 29,680 13,097 Corporate and other (49,366) (78,265) (33,242) Total Segment EBITDA(1) $ 368,616 $ 194,914 $ 118,495 (1) Total Segment EBITDA is equal to EBITDA, which is a metric that is not presented in accordance with GAAP. Refer to “—Non- GAAP Financial Measures” for a definition of EBITDA and a reconciliation to net income, the most directly comparable GAAP measure. 49

A reconciliation of income from operations to Segment EBITDA is set forth below: (in thousands) Franchise Corporate- owned stores Equipment Corporate and other Total Year Ended December 31, 2022 Income (loss) from operations $ 209,182 $ 47,779 $ 54,039 $ (80,922) $ 230,078 Depreciation and amortization 7,411 94,297 5,044 17,270 124,022 Other income (expense) 224 7 (1) 14,753 14,983 Equity earnings (losses) of unconsolidated entities, net of tax — — — (467) (467) Segment EBITDA(1) $ 216,817 $ 142,083 $ 59,082 $ (49,366) $ 368,616 Year Ended December 31, 2021 Income (loss) from operations $ 186,767 $ 13,375 $ 24,746 $ (81,493) $ 143,395 Depreciation and amortization 7,540 35,811 5,044 14,405 62,800 Other income (expense) (4) 10 (110) (10,998) (11,102) Equity earnings (losses) of unconsolidated entities, net of tax — — — (179) (179) Segment EBITDA(1) $ 194,303 $ 49,196 $ 29,680 $ (78,265) $ 194,914 Year Ended December 31, 2020 Income (loss) from operations $ 107,254 $ (6,209) $ 8,049 $ (49,334) $ 59,760 Depreciation and amortization 7,784 30,532 5,048 10,468 53,832 Other income (expense) (70) (651) — 5,624 4,903 Segment EBITDA(1) $ 114,968 $ 23,672 $ 13,097 $ (33,242) $ 118,495 (1) Total Segment EBITDA is equal to EBITDA, which is a metric that is not presented in accordance with GAAP. Refer to “—Non- GAAP Financial Measures” for a definition of EBITDA and a reconciliation to net income, the most directly comparable GAAP measure. 50

How We Assess the Performance of Our Business In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing include total monthly dues and annual fees from members (which we refer to as system-wide sales), the number of new store openings, same store sales for both corporate-owned and franchisee-owned stores, average royalty fee percentages for franchisee-owned stores, monthly PF Black Card membership penetration percentage, EBITDA, Adjusted EBITDA, Segment EBITDA, four-wall EBITDA, royalty adjusted four-wall EBITDA, Adjusted net income, and Adjusted net income per share, diluted. See “—Non-GAAP Financial Measures” below for our definition of EBITDA, Adjusted EBITDA, four-wall EBITDA, royalty adjusted four-wall EBITDA, Adjusted net income, and Adjusted net income per share, diluted and why we present EBITDA, Adjusted EBITDA, four-wall EBITDA, royalty-adjusted four-wall EBITDA, Adjusted net income, and Adjusted net income per share, diluted, and for a reconciliation of our EBITDA, Adjusted EBITDA, and Adjusted net income to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation of Adjusted net income per share, diluted to net income per share, diluted, the most directly comparable financial measure calculated in accordance with GAAP. Total monthly dues and annual fees from members (system-wide sales) We review the total amount of dues we collect from our members on a monthly basis, which allows us to assess changes in the performance of our corporate-owned and franchisee-owned stores from period to period, any competitive pressures, local or regional membership traffic patterns and general market conditions that might impact our store performance. System-wide sales is an operating measure that includes monthly membership dues and annual fee billings by franchisees that are not revenue realized by the Company in accordance with GAAP, as well as monthly membership dues and annual fee billings by the Company’s corporate-owned stores. While the Company does not record sales by franchisees as revenue, and such sales are not included in the Company’s consolidated financial statements, the Company believes that this operating measure aids in understanding how the Company derives its royalty revenue and is important in evaluating its performance. Provided our stores are open, we bill monthly dues on or around the 17th of every month and bill annual fees once per year from each member based upon when the member signed his or her membership agreement. System-wide sales were $3.9 billion, $3.4 billion and $2.4 billion, during the years ended December 31, 2022, 2021 and 2020, respectively. Number of new store openings The number of new store openings reflects stores opened during a particular reporting period for both corporate-owned and franchisee-owned stores. Opening new stores is an important part of our growth strategy and we expect the majority of our future new stores will be franchisee-owned. Before we obtain the certificate of occupancy or report any revenue for new corporate-owned stores, we incur pre-opening costs, such as rent expense, labor expense and other operating expenses. Our stores open with an initial start-up period requirement of higher than normal marketing spend and operating expenses may also be higher, particularly as a percentage of monthly revenue. New stores may not be profitable and their revenue may not follow historical patterns. The following table shows the growth in our corporate-owned and franchisee-owned store base for the years ended December 31, 2022, 2021 and 2020: 51

	Year Ended December 31,		
	2022	2021	2020
Franchisee-owned stores:			
Stores operated at beginning of period	2,142	2,021	1,903
New stores opened	144	125	125
Stores acquired from the Company	6	—	—
Stores debranded, sold or consolidated(1)	(116)	(4)	(7)
Stores operated at end of period(2)	2,176	2,142	2,021
Corporate-owned stores:			
Stores operated at beginning of period	112	103	98
New stores opened	14	7	5
Stores sold to franchisees	(6)	—	—
Stores acquired from franchisees	114	2	—
Stores operated at end of period(2)	234	112	103
Total stores:			
Stores operated at beginning of period	2,254	2,124	2,001
New stores opened	158	132	130
Stores debranded, sold or consolidated(1)	(2)	(2)	(7)
Stores operated at end of period(2)	2,410	2,254	2,124

(1) The term "debranded" refers to a franchisee-owned store whose right to use the Planet Fitness brand and marks has been terminated in accordance with the franchise agreement. We retain the right to prevent debranded stores from continuing to operate as fitness centers. The term "consolidated" refers to the combination of a franchisee's store with another store located in close proximity with our prior approval. This often coincides with an enlargement, re-equipment and/or refurbishment of the remaining store.

(2) The "stores operated" includes stores that have closed temporarily related to the COVID-19 pandemic. All stores were closed in March 2020 in response to the COVID-19 pandemic, and as of December 31, 2022, all 2,410 were re-opened and operating.

Same store sales

Same store sales refers to year-over-year sales comparisons for the same store sales base of both corporate-owned and franchisee-owned stores. We define the same store sales base to include those stores that have been open and for which monthly membership dues have been billed for longer than 12 months. We measure same store sales based solely upon monthly dues billed to members of our corporate-owned and franchisee-owned stores.

Several factors affect our same store sales in any given period, including the following:

- the number of stores that have been in operation for more than 12 months;
- the percentage mix and pricing of PF Black Card and standard memberships in any period;
- growth in total net memberships per store;
- consumer recognition of our brand and our ability to respond to changing consumer preferences;
- overall economic trends, particularly those related to consumer spending;
- our and our franchisees' ability to operate stores effectively and efficiently to meet consumer expectations;
- marketing and promotional efforts;
- local competition;
- trade area dynamics; and
- opening of new stores in the vicinity of existing locations.

Consistent with common industry practice, we present same store sales as compared to the same period in the prior year for all stores that have been open and for which monthly membership dues have been billed for longer than 12 months, beginning with the thirteenth month and thereafter, as applicable. Same store sales of our international stores are calculated on a constant currency basis, meaning that we translate the current year's same store sales of our international stores at the same exchange rates used in the prior year. Since opening new stores will be a significant component of our revenue growth, same store sales is only one measure of how we evaluate our performance.

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Stores acquired from or sold to franchisees are removed from the franchisee-owned or corporate-owned same store sales base, as applicable, upon the ownership change and for the twelve months following the date of the ownership change. These stores are included in the corporate-owned or franchisee-owned same store sales base, as applicable, following the twelfth month after the acquisition or sale. These stores remain in the system-wide same store sales base in all periods.

We report same store sales for a given period as long as more than 50% of the stores in our same store sales base were open for every month in both the current period and corresponding prior year period. All of our stores were closed for a portion of the year ended December 31, 2020 due to the COVID-19 pandemic. Because none of our stores in the same store sales base billed monthly membership dues in all of the months included in the year ended December 31, 2020, we are not providing same store sales comparisons ("NC") for the years ended December 31, 2021 and 2020.

The following table shows our same store sales for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
Same store sales growth:			
Franchisee-owned stores	11.2 %	NC	NC
Corporate-owned stores	13.1 %	NC	NC
System-wide stores	11.4 %	NC	NC
Number of stores in same store sales base:			
Franchisee-owned stores	2,004		
Corporate-owned stores	104		
Total stores	2,226		

Net member growth per store

Net member growth per store refers to the net change in total members in relation to total stores over time. We capture all membership changes daily through our point-of-sale system. We monitor a combination of membership growth, average members per store, average monthly EFT and transfers from or to an individual store location. We seek to make it simple for members to join, whether online, through our mobile application or in-store, and, while some memberships require a cancellation fee, we offer, and require our franchisees to offer, a non-committal membership option. This approach to memberships is part of our commitment to appeal to new and occasional gym users. As a result, we do not rely upon membership attrition as an operating metric in assessing our performance. We primarily attribute our membership growth to the continued net member growth in existing stores as well as the growth of our system-wide store base.

Average royalty fee percentages for the franchisee-owned stores

The average royalty fee percentage represents royalties collected by us from our franchisees as a percentage of the monthly membership dues and annual fees that are billed by the franchisees to their member base. We have varying royalty fee structures with our franchisee base, ranging from a tiered monthly fee to a royalty of 7.0% of total monthly EFT and annual membership fees across our franchisee base. Our royalty fee in the U.S. and Canada has increased over time to a current rate of 7.0% and 6.59%, respectively, for new franchisees.

PF Black Card penetration percentage

Our PF Black Card penetration percentage represents the number of our members that have opted to enroll in our PF Black Card membership program as a percentage of our total active membership base. PF Black Card members pay higher monthly membership dues than our standard membership and receive additional benefits for these additional fees. These benefits include access to all of our stores system-wide, guest privileges and access to exclusive areas in our stores that provide amenities such as water massage beds, massage chairs, tanning equipment and more. We view PF Black Card penetration percentage as a critical metric in assessing the performance and growth of our business.

Non-GAAP Financial Measures

We refer to EBITDA, Adjusted EBITDA, four-wall EBITDA and royalty adjusted four-wall EBITDA as we use these measures to evaluate our operating performance and we believe these measures are useful to investors in evaluating our performance. EBITDA, Adjusted EBITDA, four-wall EBITDA and royalty adjusted four-wall EBITDA as presented in this Form 10-K are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. EBITDA, Adjusted EBITDA, four-wall EBITDA and royalty adjusted four-wall EBITDA should not be considered as substitutes for

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GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of EBITDA, Adjusted EBITDA, four-wall EBITDA and royalty adjusted four-wall EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. We have also disclosed Segment EBITDA as an important financial metric utilized by the Company to evaluate performance and allocate resources to segments in accordance with ASC 280, Segment Reporting. As part of such disclosure in "Our Segments" within Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company has provided a reconciliation from income from operations to Total Segment EBITDA, which is equal to the Non-GAAP financial metric EBITDA.

We define EBITDA as net income before interest, taxes, depreciation and amortization. We believe that EBITDA, which eliminates the impact of certain expenses that we do not believe reflect our underlying business performance, provides useful information to investors to assess the performance of our segments as well as the business as a whole. Our Board of Directors also uses EBITDA as a key metric to assess the performance of management. We define Adjusted EBITDA as EBITDA, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing performance of the Company's core operations. These items include certain purchase accounting adjustments, transaction fees, stock offering-related costs, severance expense and certain other charges and gains. We believe that Adjusted EBITDA is an appropriate measure of operating performance in addition to EBITDA because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period. Four-wall EBITDA is an assessment of our average corporate-owned store-level profitability for stores included in the same-store-sales base, which includes local and national advertising expense and adjusts for certain administrative and other items that we do not consider in our evaluation of individual store-level performance. Royalty adjusted four-wall EBITDA then applies the current royalty rate. Accordingly, we believe that Royalty adjusted four-wall EBITDA is comparable to a franchise store under our current franchise agreement and is useful to investors to assess the operating performance of an average store in our system. Management also uses such metrics in assessing store-level operating performance over time.

A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
(in thousands)			
Net income (loss)	$ 110,456	$ 46,122	$ (15,204)
Interest income	(5,005)	(878)	(2,937)
Interest expense	88,628	81,211	82,117
Provision for income taxes	50,515	5,659	687
Depreciation and amortization	124,022	62,800	53,832
EBITDA	368,616	194,914	118,495
Purchase accounting adjustments-revenue(1)	332	379	279
Purchase accounting adjustments-rent(2)	436	433	490
Loss on reacquired franchise rights(3)	1,160	—	—
Transaction fees and acquisition-related costs(4)	5,497	—	—
Gain on settlement of preexisting contract with acquiree(5)	(2,059)	—	—
Severance costs(6)	—	—	981
Legal matters(7)	9,739	—	5,810
(Gain) loss on adjustment of allowance for credit losses on held-to-maturity investment(8)	(2,506)	17,462	—
Dividend income on held-to-maturity investment(9)	(1,876)	(1,401)	—
Insurance recovery(10)	(174)	(2,500)	—
Tax benefit arrangement remeasurement(11)	(13,831)	11,737	(5,949)
Gain on sale of corporate-owned stores(12)	(1,324)	—	—
Other(13)	1,824	1,286	(1,265)
Adjusted EBITDA(14)	$ 365,834	$ 222,310	$ 118,841

(1) Represents the impact of revenue-related purchase accounting adjustments associated with the 2012 Acquisition. At the time of the 2012 Acquisition, the Company maintained a deferred revenue account, which consisted of deferred area

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development agreement fees, deferred franchise fees, and deferred enrollment fees that the Company billed and collected up front but recognizes for GAAP purposes at a later date. In connection with the 2012 Acquisition, it was determined that the carrying amount of deferred revenue was greater than the fair value assessed in accordance with ASC 805—Business Combinations, which resulted in a write-down of the carrying value of the deferred revenue balance upon application of acquisition push-down accounting under ASC 805. For the years ended December 31, 2022, 2021 and 2020, these amounts represent the additional revenue that would have been recognized in those years if the write-down to deferred revenue had not occurred in connection with the application of acquisition pushdown accounting. (2) Represents the impact of rent related purchase accounting adjustments. In accordance with guidance in ASC 805— Business Combinations, in connection with the 2012 Acquisition, the Company’s deferred rent liability was required to be written off as of the acquisition date and rent was recorded on a straight-line basis from the acquisition date through the end of the lease term. This resulted in higher overall rent expense each period than would have otherwise been recorded had the deferred rent liability not been written off as a result of the acquisition push down accounting applied in accordance with ASC 805. Adjustments of $0.2 million, $0.2 million and $0.1 million in the years ended December 31, 2022, 2021 and 2020, respectively, reflect the difference between the higher rent expense recorded in accordance with GAAP since the acquisition and the rent expense that would have been recorded had the 2012 Acquisition not occurred. Adjustments of $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, are due to the amortization of favorable and unfavorable lease intangible assets. All of the rent related purchase accounting adjustments are adjustments to rent expense which is included in store operations on our consolidated statements of operations. (3) Represents the impact of a non-cash loss recorded in accordance with ASC 805—Business Combinations related to our acquisitions of franchisee-owned stores. The loss recorded under GAAP represents the difference between the fair value of the reacquired franchise rights and the contractual terms of the reacquired franchise rights and is included in other (gain) loss on our consolidated statements of operations. (4) Represents transaction fees and acquisition-related costs incurred in connection with our acquisition of franchisee- owned stores. (5) Represents a gain on settlement of deferred revenue from existing contracts with acquired franchisee-stores recorded in accordance with ASC 805 – Business Combinations, and is included in other (gains) losses, net on our consolidated statement of operations. (6) Represents severance expense recorded in connection with a reduction in force in 2020. (7) Represents costs associated with legal matters in which the Company is a defendant. In 2022, this represents an $8.6 million legal reserve related to a preliminary settlement agreement of terms for a settlement agreement between the Company and a franchisee in Mexico (“Preliminary Settlement Agreement”) and a $1.2 million reserve against an indemnification receivable related to a legal matter. In 2020 this amount includes expense of $3.8 million related to the settlement of legal claims, and a $2.0 million reserve against an indemnification receivable related to a legal matter. (8) Represents a (gain) loss on the adjustment of the allowance for credit losses on the Company’s held-to-maturity investment. (9) Represents dividend income recognized on a held-to-maturity investment. (10) Represents insurance recoveries. In 2021, the amount relates to previously recognized expenses related to the settlement of legal claims. (11) Represents (gains) and losses related to the adjustment of our tax benefit arrangements primarily due to changes in our deferred state tax rate. (12) Represents a gain on the sale of corporate-owned stores. (13) Represents certain other charges and gains that we do not believe reflect our underlying business performance. (14) Effective September 30, 2022, we no longer exclude pre-opening costs from our computation of Adjusted EBITDA. Adjusted EBITDA for all prior periods presented has been restated to the current period computation methodology. Adjusted net income assumes all net income is attributable to Planet Fitness, Inc., which assumes the full exchange of all outstanding Holdings Units for shares of Class A common stock of Planet Fitness, Inc., adjusted for certain non-cash and other items that we do not believe directly reflect our core operations. Adjusted net income per share, diluted, is calculated by dividing Adjusted net income by the total weighted-average shares of Class A common stock outstanding assuming the full exchange of all outstanding Holdings Units and corresponding Class B common stock as of the beginning of each period presented. Adjusted net income and Adjusted net income per share, diluted, are supplemental measures of operating performance that do not represent and should not be considered alternatives to net income and earnings per share, as determined by GAAP. We believe Adjusted net income and Adjusted net income per share, diluted, supplement GAAP measures and enable us to more effectively evaluate our performance period-over-period. A reconciliation of Adjusted net income to net income, the most directly comparable GAAP measure, and the computation of Adjusted net income per share, diluted, are set forth below. 55

(in thousands, except per share data)	Year Ended December 31, 2022	2021	2020
Net income (loss)	$ 110,456	$ 46,122	$ (15,204)
Provision for income taxes, as reported	50,515	5,659	687
Purchase accounting adjustments-revenue(1)	332	379	279
Purchase accounting adjustments-rent(2)	436	433	490
Loss on reacquired franchise rights(3)	1,160	—	—
Transaction fees and acquisition-related costs(4)	5,497	—	—
Loss on extinguishment of debt(5)	1,583	—	—
Gain on settlement of preexisting contract with acquiree(6)	(2,059)	—	—
Severance costs(7)	—	—	981
Legal matters(8)	9,739	—	5,810
(Gain) loss on adjustment of allowance for credit losses on held-to-maturity investment(9)	(2,506)	17,462	—
Dividend income on held-to-maturity investment(10)	(1,876)	(1,401)	—
Insurance recovery(11)	(174)	(2,500)	—
Tax benefit arrangement remeasurement(12)	(13,831)	11,737	(5,949)
Gain on sale of corporate-owned stores(13)	(1,324)	—	—
Other(14)	1,824	1,286	(1,265)
Purchase accounting amortization(15)	40,671	16,636	16,846
Adjusted income before income taxes	$ 200,443	$ 95,813	$ 2,675
Adjusted income taxes(16)	51,915	25,870	712
Adjusted net income(17)	$ 148,528	$ 69,943	$ 1,963
Adjusted net income per share, diluted	$ 1.64	$ 0.80	$ 0.02
Adjusted weighted-average shares outstanding, diluted(18)	90,411	87,218	87,166

(1) Represents the impact of revenue-related purchase accounting adjustments associated with the 2012 Acquisition. At the time of the 2012 Acquisition, the Company maintained a deferred revenue account, which consisted of deferred area development agreement fees, deferred franchise fees, and deferred enrollment fees that the Company billed and collected up front but recognizes for GAAP purposes at a later date. In connection with the 2012 Acquisition, it was determined that the carrying amount of deferred revenue was greater than the fair value assessed in accordance with ASC 805—Business Combinations, which resulted in a write-down of the carrying value of the deferred revenue balance upon application of acquisition push-down accounting under ASC 805. For the years ended December 31, 2022, 2021 and 2020, these amounts represent the additional revenue that would have been recognized in those years if the write-down to deferred revenue had not occurred in connection with the application of acquisition pushdown accounting.

(2) Represents the impact of rent related purchase accounting adjustments. In accordance with guidance in ASC 805—Business Combinations, in connection with the 2012 Acquisition, the Company's deferred rent liability was required to be written off as of the acquisition date and rent was recorded on a straight-line basis from the acquisition date through the end of the lease term. This resulted in higher overall rent expense each period than would have otherwise been recorded had the deferred rent liability not been written off as a result of the acquisition push down accounting applied in accordance with ASC 805. Adjustments of $0.2 million, $0.2 million and $0.1 million in the years ended December 31, 2022, 2021 and 2020, respectively, reflect the difference between the higher rent expense recorded in accordance with GAAP since the acquisition and the rent expense that would have been recorded had the 2012 Acquisition not occurred. Adjustments of $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, are due to the amortization of favorable and unfavorable lease intangible assets. All of the rent related purchase accounting adjustments are adjustments to rent expense which is included in store operations on our consolidated statements of operations.

(3) Represents the impact of a non-cash loss recorded in accordance with ASC 805—Business Combinations related to our acquisition of franchisee-owned stores. The loss recorded under GAAP represents the difference between the fair value of the reacquired franchise rights and the contractual terms of the reacquired franchise rights and is included in other (gain) loss on our consolidated statements of operations.

(4) Represents transaction fees and acquisition-related costs incurred in connection with our acquisition of franchisee-owned stores.

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(5) Represents a loss on extinguishment of debt as a result of the repayment of the 2018-1 Class A-2-I notes prior to the anticipated repayment date.

(6) Represents a gain on settlement of deferred revenue from existing contracts with acquired franchisee-stores recorded in accordance with ASC 805 – Business Combinations, and is included in other (gains) losses, net on our consolidated statement of operations.

(7) Represents severance expense recorded in connection with a reduction in force in 2020.

(8) Represents costs associated with legal matters in which the Company is a defendant. In 2022, this represents an $8.6 million legal reserve related to the Preliminary Settlement Agreement and a $1.2 million reserve against an indemnification receivable related to a legal matter. In 2020 this amount includes expense of $3.8 million related to the settlement of legal claims, and a $2.0 million reserve against an indemnification receivable related to a legal matter.

(9) Represents a (gain) loss on the adjustment of the allowance for credit losses on the Company's held-to-maturity investment.

(10) Represents dividend income recognized on a held-to-maturity investment.

(11) Represents an insurance recovery of previously recognized expenses related to the settlement of legal claims.

(12) Represents gains related to the adjustment of our tax benefit arrangements primarily due to changes in our deferred state tax rate.

(13) Represents a gain on the sale of corporate-owned stores.

(14) Represents certain other charges and gains that we do not believe reflect our underlying business performance.

(15) Includes $12.4 million of amortization of intangible assets, other than favorable leases, for each of the years ended December 31, 2022, 2021 and 2020, recorded in connection with the 2012 Acquisition, and $27.9 million, $4.3 million and $4.5 million of amortization of intangible assets for the years ended December 31, 2022, 2021 and 2020, respectively, created in connection with historical acquisitions of franchisee-owned stores. The adjustment represents the amount of actual non-cash amortization expense recorded, in accordance with GAAP, in each period.

(16) Represents corporate income taxes at an assumed effective tax rate of 25.9%, 27.0% and 26.6% for the years ended December 31, 2022, 2021 and 2020, respectively, applied to adjusted income before income taxes.

(17) Effective September 30, 2022, we no longer exclude pre-opening costs from our computation of Adjusted net income. Adjusted net income for all prior periods presented has been restated to the current period computation methodology.

(18) Assumes the full exchange of all outstanding Holdings Units and corresponding shares of Class B common stock for shares of Class A common stock of Planet Fitness, Inc.

A reconciliation of net income (loss) per share, diluted, to Adjusted net income per share, diluted, is set forth below for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022		
(in thousands, except per share amounts)	Net income	Weighted Average Shares	Net income per share, diluted
Net income attributable to Planet Fitness, Inc.[1]	$ 99,402	84,544	$ 1.18
Assumed exchange of shares[2]	11,054	5,867	
Net income	110,456		
Adjustments to arrive at adjusted income before income taxes[3]	89,987		
Adjusted income before income taxes	200,443		
Adjusted income taxes[4]	51,915		
Adjusted net income	$ 148,528	90,411	$ 1.64

(1) Represents net income attributable to Planet Fitness, Inc. for the year ended December 31, 2022 and the associated weighted average shares of Class A common stock outstanding (see Note 16 to our consolidated financial statements included elsewhere in this Form 10-K).

(2) Assumes the full exchange of all outstanding Holdings Units and corresponding shares of Class B common stock for shares of Class A common stock of Planet Fitness, Inc. as of the beginning of the period presented. Also assumes the addition of net income attributable to non-controlling interests corresponding with the assumed exchange of Holdings Units and shares of Class B common stock for shares of Class A common stock.

(3) Represents the total impact of all adjustments identified in the adjusted net income table above to arrive at adjusted income before income taxes, and the impact of dilutive stock options and RSUs.

(4) Represents corporate income taxes at an assumed effective tax rate of 25.9% applied to adjusted income before income taxes.

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(in thousands, except per share amounts)	Year Ended December 31, 2021 Net income	Weighted Average Shares	Net income per share, diluted
Net income attributable to Planet Fitness, Inc.[(1)]	$ 42,774	83,894	$ 0.51
Assumed exchange of shares[(2)]	3,348	3,324	
Net income	46,122		
Adjustments to arrive at adjusted income before income taxes[(3)]	49,691		
Adjusted income before income taxes	95,813		
Adjusted income taxes[(4)]	25,870		
Adjusted net income	$ 69,943	87,218	$ 0.80

(1) Represents net income attributable to Planet Fitness, Inc. for the year ended December 31, 2021 and the associated weighted average shares of Class A common stock outstanding (see Note 16 to our consolidated financial statements included elsewhere in this Form 10-K).

(2) Assumes the full exchange of all outstanding Holdings Units and corresponding shares of Class B common stock for shares of Class A common stock of Planet Fitness, Inc. as of the beginning of the period presented. Also assumes the addition of net income attributable to non-controlling interests corresponding with the assumed exchange of Holdings Units and shares of Class B common stock for shares of Class A common stock.

(3) Represents the total impact of all adjustments identified in the adjusted net income table above to arrive at adjusted income before income taxes. Effective September 30, 2022, we no longer exclude pre-opening costs from our computation of Adjusted net income. Adjusted net income for all prior periods presented has been restated to the current period computation methodology.

(4) Represents corporate income taxes at an assumed effective tax rate of 27.0% applied to adjusted income before income taxes.

(in thousands, except per share amounts)	Year Ended December 31, 2020 Net income	Weighted Average Shares	Net income per share, diluted
Net loss attributable to Planet Fitness, Inc.[(1)]	$ (14,991)	80,303	$ (0.19)
Assumed exchange of shares[(2)]	(213)	6,293	
Net loss	(15,204)		
Adjustments to arrive at adjusted income before income taxes[(3)]	17,879	570	
Adjusted income before income taxes	2,675		
Adjusted income taxes[(4)]	712		
Adjusted net income	$ 1,963	87,166	$ 0.02

(1) Represents net loss attributable to Planet Fitness, Inc. for the year ended December 31, 2020, and the associated weighted average shares of Class A common stock outstanding (see Note 16 to our consolidated financial statements included elsewhere in this form 10-K).

(2) Assumes the full exchange of all outstanding Holdings Units and corresponding shares of Class B common stock for shares of Class A common stock of Planet Fitness, Inc. as of the beginning of the period presented. Also assumes the addition of net income attributable to non-controlling interests corresponding with the assumed exchange of Holdings Units and shares of Class B common stock for shares of Class A common stock.

(3) Represents the total impact of all adjustments identified in the adjusted net income table above to arrive at adjusted income before income taxes. Effective September 30, 2022, we no longer exclude pre-opening costs from our computation of Adjusted net income. Adjusted net income for all prior periods presented has been restated to the current period computation methodology.

(4) Represents corporate income taxes at an assumed effective tax rate of 26.6% applied to adjusted income before income taxes.

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The following table reconciles Corporate-owned stores segment EBITDA to four-wall EBITDA to royalty adjusted four-wall EBITDA for the year ended December 31, 2022: Year Ended December 31, 2022 (in thousands) Revenue EBITDA EBITDA Margin Corporate-owned stores segment $ 379,393 $ 142,083 37.5 % New stores(1) (3,278) 5,912 Selling, general and administrative(2) — 12,929 Impact of eliminations(3) — (3,131) Gain on sale of corporate-owned stores — (1,324) Purchase accounting adjustments(4) — 1,644 Four-wall $ 376,115 $ 158,113 42.0 % Royalty adjustment(5) — (27,264) Royalty adjusted four-wall $ 376,115 $ 130,849 34.8% (1) Includes the impact of stores open less than 13 months and those which have not yet opened. (2) Reflects administrative costs attributable to the Corporate-owned stores segment but not directly related to store operations. (3) Reflects certain intercompany charges and other fees which are eliminated in consolidation. (4) Represents the impact of certain purchase accounting adjustments associated with the 2012 Acquisition and our historical acquisitions of franchisee-owned stores. These are primarily related to fair value adjustments to deferred rent. (5) Includes the effect of royalties at a rate of 7.0% as if the stores were similar to a franchisee-owned store at the current franchise royalty rate. 59

Results of Operations The following table sets forth our consolidated statements of operations as a percentage of total revenue for the years ended December 31, 2022, 2021 and 2020: Year ended December 31, 2022 2021 2020 Revenue: Franchise revenue 29.0% 40.6% 40.1 % National advertising fund revenue 6.2% 8.9% 10.6 % Franchise segment 35.2% 49.5% 50.7 % Corporate-owned stores 40.5% 28.5% 28.8 % Equipment 24.3% 22.0% 20.5 % Total revenue 100.0% 100.0% 100.0 % Operating costs and expenses: Cost of revenue 18.9% 17.2% 17.5 % Store operations 23.4% 18.9% 21.6 % Selling, general and administrative 12.3% 16.1% 16.9 % National advertising fund expense 7.1% 10.1% 15.1 % Depreciation and amortization 13.2% 10.7% 13.2 % Other loss 0.5% 2.6% 1.1 % Total operating costs and expenses 75.4% 75.6% 85.4 % Income from operations 24.6% 24.4% 14.6 % Other income (expense), net: Interest income 0.5% 0.1% 0.7 % Interest expense (9.5) % (13.8) % (20.2) % Other income (expense), net 1.6% (1.9) % 1.2 % Total other expense, net (7.4) % (15.6) % (18.3) % Income (loss) before income taxes 17.2% 8.8% (3.7) % Equity earnings (losses) of unconsolidated entities, net of tax — % — % — % Provision for income taxes 5.4% 1.0% 0.2 % Net income (loss) 11.8% 7.8% (3.9) % Less net income (loss) attributable to non-controlling interests 1.2% 0.6% (0.1) % Net income (loss) attributable to Planet Fitness, Inc. 10.6% 7.2% (3.8) % 60

The following table sets forth a comparison of our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020: Year Ended December 31, 2022 2021 2020 (in thousands) Revenue: Franchise revenue $ 271,559 $ 238,349 $ 162,855 National advertising fund revenue 58,075 52,361 43,301 Franchise segment 329,634 290,710 206,156 Corporate-owned stores 379,393 167,219 117,142 Equipment 227,745 129,094 83,320 Total revenue 936,772 587,023 406,618 Operating costs and expenses: Cost of revenue 177,200 100,993 70,955 Store operations 219,422 110,716 87,797 Selling, general and administrative 114,853 94,540 68,585 National advertising fund expense 66,116 59,442 61,255 Depreciation and amortization 124,022 62,800 53,832 Other losses, net 5,081 15,137 4,434 Total operating costs and expenses 706,694 443,628 346,858 Income from operations 230,078 143,395 59,760 Other income (expense), net: Interest income 5,005 878 2,937 Interest expense (88,628) (81,211) (82,117) Other income (expense), net 14,983 (11,102) 4,903 Total other expense, net (68,640) (91,435) (74,277) Income (loss) before income taxes 161,438 51,960 (14,517) Equity earnings (losses) of unconsolidated entities, net of tax (467) (179) — Provision for income taxes 50,515 5,659 687 Net income (loss) 110,456 46,122 (15,204) Less net income (loss) attributable to non-controlling interests 11,054 3,348 (213) Net income (loss) attributable to Planet Fitness, Inc. $ 99,402 $ 42,774 $ (14,991) Comparison of the years ended December 31, 2022 and December 31, 2021 Revenue Total revenues were $936.8 million in 2022, compared to $587.0 million in 2021, an increase of $349.7 million, or 59.6%. Franchise segment revenue was $329.6 million in the year ended December 31, 2022 compared to $290.7 million in the year ended December 31, 2021, an increase of $38.9 million, or 13.4%. Franchise revenue was $271.6 million in the year ended December 31, 2022 compared to $238.3 million in the year ended December 31, 2021, an increase of $33.2 million or 13.9%. Included in franchise revenue is royalty revenue of $228.7 million, franchise and other fees of $24.5 million, and placement revenue of $17.1 million for the year ended December 31, 2022, compared to royalty revenue of $205.9 million, franchise and other fees of $21.7 million, and placement revenue of $10.0 million for the year ended December 31, 2021. Of the $22.8 million increase in royalty revenue in the year ended December 31, 2022 as compared to the year ended December 31, 2021, $14.4 million was attributable to a franchise same store sales increase of 11.2%, $9.7 million was attributable to new stores opened since January 1, 2021, $5.2 million was due to prior year COVID- related temporary closures and $2.8 million was from higher royalties on annual fees. Partially offsetting the royalty revenue increases was a decrease of approximately $9.3 million primarily as a result of the stores acquired in the Sunshine Acquisition becoming corporate-owned stores. The $7.2 million increase in placement revenue was primarily driven by higher new and replacement equipment placements and the $2.8 million increase in franchise and other fees was primarily attributable to higher online join fees. 61

National advertising fund revenue was $58.1 million in the year ended December 31, 2022, compared to $52.4 million in the year ended December 31, 2021, an increase of $5.7 million, or 10.9%. The increase in national advertising fund revenue in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to higher same store sales, new stores opened since January 1, 2021 and stores that were not open for all of the prior year period due to COVID-related temporary closures. Revenue from our corporate-owned stores segment was $379.4 million in the year ended December 31, 2022, compared to $167.2 million in the year ended December 31, 2021, an increase of $212.2 million, or 126.9%. Of the increase, $180.8 million was attributable to the stores acquired or opened as a result of the Sunshine Acquisition, $22.3 million was from the corporate- owned store same store sales increase of 13.1%, and $8.7 million was from new stores opened or acquired since January 1, 2021 and stores that were not open for all of the prior year period due to COVID-related temporary closures. Partially offsetting these increases was a reduction of $1.7 million related to the sale of six Colorado corporate-owned stores in 2022. Equipment segment revenue was $227.7 million in the year ended December 31, 2022, compared to $129.1 million in the year ended December 31, 2021, an increase of $98.7 million, or 76.4%. Of the increase $77.0 million was driven by higher equipment sales to existing franchisee-owned stores, and $21.7 million was driven by higher equipment sales to new franchisee owned stores in the year ended December 31, 2022, as compared to the year ended December 31, 2021. In the year ended December 31, 2022, we had equipment sales to 153 new franchisee-owned stores compared to 128 in the prior year. Cost of revenue Cost of revenue was $177.2 million in the year ended December 31, 2022 compared to $101.0 million in the year ended December 31, 2021, an increase of $76.2 million, or 75.5%. Cost of revenue, which primarily relates to our equipment segment, increased as a result of higher equipment sales to new and existing franchisee-owned stores in the year ended December 31, 2022, as compared to the year ended December 31, 2021 as described above. Store operations Store operation expenses, which relates to our Corporate-owned stores segment, were $219.4 million in the year ended December 31, 2022 compared to $110.7 million in the year ended December 31, 2021, an increase of $108.7 million, or 98.2%. Of the increase, $89.6 million was attributable to the stores acquired in the Sunshine Acquisition, $13.4 million from new stores opened or acquired since January 1, 2021 and $6.9 million from mature stores as a result of higher rent, occupancy, payroll and prior year COVID-related temporary closures. Partially offsetting the increase was $1.2 million of lower expense as a result of the sale of six Colorado corporate-owned stores in 2022. Selling, general and administrative Selling, general and administrative expenses were $114.9 million in the year ended December 31, 2022 compared to $94.5 million in the year ended December 31, 2021, an increase of $20.3 million, or 21.5%. Of the increase, $9.0 million was attributable to higher selling, general and administrative expense from the Sunshine Acquisition and $5.5 million was related to transaction costs incurred in connection with the Sunshine Acquisition. Outside of increases from the Sunshine Acquisition we also had increases of $2.1 million of higher legal and consulting fees, $2.9 million of higher travel expense, $1.5 million of higher software and other information system expense, $1.1 million of higher insurance expense and $0.8 million due to higher compensation expense during the year ended December 31, 2022 compared to the prior year. Partially offsetting these increases was $2.7 million of higher spend in the prior year period to support reopening efforts as a result of the COVID-19 pandemic. National advertising fund expense National advertising fund expense was $66.1 million in the year ended December 31, 2022, compared to $59.4 million in the year ended December 31, 2021, an increase of $6.7 million as a result of higher advertising and marketing expenditures in 2022 as compared to 2021 primarily due to higher national advertising revenue as described above. Depreciation and amortization Depreciation and amortization expense consists of the depreciation of property and equipment, including leasehold and building improvements and equipment. Amortization expense consists of amortization related to our intangible assets, including customer relationships and reacquired franchise rights. Depreciation and amortization expense was $124.0 million in the year ended December 31, 2022 compared to $62.8 million in the year ended December 31, 2021, an increase of $61.2 million, or 97.5%. Of the increase, $56.7 million was attributable to the depreciation and amortization of assets acquired in the Sunshine Acquisition and $2.9 million was attributable to depreciation of newly added information system assets. 62

Other losses, net Other loss was $5.1 million in the year ended December 31, 2022 compared to $15.1 million in the year ended December 31, 2021. The $5.1 million loss in 2022 is primarily the result of an $8.6 million legal reserve due to the Preliminary Settlement Agreement, a $1.2 million loss on unfavorable reacquired franchise rights in connection with the Sunshine Acquisition and a $1.2 million reserve against an indemnification receivable related to a legal matter, partially offset by a $2.5 million gain from the reduction in the Company’s allowance for expected credit losses, a $2.1 million gain from the settlement of preexisting contracts in connection with the Sunshine Acquisition, and a $1.3 million gain on the sale of corporate-owned stores. The $15.1 million loss in the year ended December 31, 2021 includes $17.5 million of credit loss expense on our held-to-maturity investment based upon facts and circumstances that existed as of December 31, 2021 related to the investee's performance and overall financial condition, partially offset by a gain of $2.5 million from an insurance recovery related to the settlement of legal claims. Interest income Interest income was $5.0 million in the year ended December 31, 2022 compared to $0.9 million in the year ended December 31, 2021. The increase was primarily a result of higher interest rates in the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest expense Interest expense primarily consists of interest on long-term debt as well as the amortization of deferred financing costs. Interest expense was $88.6 million in the year ended December 31, 2022 compared to $81.2 million in the year ended December 31, 2021, an increase of $7.4 million, or 9.1%. The increase in interest expense is due to higher interest expense from the increased principal balance and a $1.6 million loss on extinguishment of debt from the write-off of remaining deferred financing costs, both as a result of the debt refinancing completed on February 10, 2022. Other income (expense) Other income (expense) was income of $15.0 million in the year ended December 31, 2022 compared to an expense of $11.1 million in the year ended December 31, 2021. These amounts included income of $13.8 million and expense of $11.7 million attributable to the remeasurement of our tax benefit arrangements due to changes in our effective tax rate in the years ended December 31, 2022 and December 31, 2021, respectively. Other income (expense) also includes the effects of foreign currency gains and losses. Provision for income taxes Income tax expense was $50.5 million for the year ended December 31, 2022 compared to $5.7 million for the year ended December 31, 2021, an increase of $44.9 million. The $44.9 million increase is primarily attributable to our higher income before taxes in the year ended December 31, 2022 as compared to the year ended December 31, 2021, and by an income tax expense in 2022 due to remeasurement of deferred taxes. Segment results Franchise Franchise segment EBITDA was $216.8 million in the year ended December 31, 2022 compared to $194.3 million in the year ended December 31, 2021, an increase of $22.5 million, or 11.6%. The franchise segment EBITDA increase was primarily due to the $33.2 million of higher franchise revenue and $5.7 million of higher NAF revenue as described above, partially offset by $6.7 million of higher NAF expense and an $8.6 million legal reserve related to the Preliminary Settlement Agreement. Depreciation and amortization was $7.4 million in the year ended December 31, 2022 and $7.5 million in the year ended December 31, 2021. Corporate-owned stores Corporate-owned stores segment EBITDA was $142.1 million in the year ended December 31, 2022 compared to $49.2 million in the year ended December 31, 2021, an increase of $92.9 million, or 188.8%. Of the corporate-owned store segment EBITDA increase, $78.1 million was attributable to the Sunshine Acquisition, $13.7 million was attributable to the same store sales increase of 13.1% and $3.5 million was due to prior year COVID-related temporary closures. These increases were partially offset by a decrease of $2.9 million from new stores opened since January 1, 2021. Depreciation and amortization was $94.3 million for the year ended December 31, 2022, compared to $35.8 million for the year ended December 31, 2021. The increase in depreciation and amortization was primarily attributable the Sunshine Acquisition. 63

Equipment Equipment segment EBITDA was $59.1 million in the year ended December 31, 2022 compared to $29.7 million in the year ended December 31, 2021, an increase of $29.4 million, or 99.1%. The increase was driven by higher equipment sales to new and existing franchisee-owned stores in the year ended December 31, 2022 compared to the year ended December 31, 2021, as described above. Depreciation and amortization was $5.0 million for both the years ended December 31, 2022 and December 31, 2021. Liquidity and Capital Resources As of December 31, 2022, we had $409.8 million of cash and cash equivalents and $62.7 million of restricted cash. We require cash principally to fund day-to-day operations, to finance capital investments, to service our outstanding debt and tax benefit arrangements and to address our working capital needs. Based on our current level of operations, we believe that with our available cash balance, the cash generated from our operations, and amounts available under our Variable Funding Notes will be adequate to meet our anticipated debt service requirements and obligations under our tax benefit arrangements, capital expenditures and working capital needs for at least the next 12 months. We believe that we will be able to meet these obligations even if we continue to experience a reduction in sales and profits as a result of the COVID-19 pandemic. Our ability to continue to fund these items could be adversely affected by the occurrence of any of the events described under “Risk Factors.” There can be no assurance that our business will generate sufficient cash flows from operations or otherwise to enable us to service our indebtedness, including our Securitized Senior Notes, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control, including potential future impacts related to the COVID-19 pandemic. The following table presents summary cash flow information for the years ended December 31, 2022 and 2021: Year Ended December 31, (in thousands) 2022 2021 Net cash provided by (used in): Operating activities $ 240,207 $ 189,289 Investing activities (506,566) (90,916) Financing activities 135,725 (10,246) Effect of foreign exchange rates on cash (808) 14 Net (decrease) increase in cash $ (131,442) $ 88,141 Operating activities For the year ended December 31, 2022, net cash provided by operating activities was $240.2 million compared to $189.3 million in the year ended December 31, 2021, an increase of $50.9 million. Of the increase, $127.0 million was due to higher net income after adjustments to reconcile net income to net cash provided by operating activities, partially offset by $76.1 million due to unfavorable changes in working capital primarily from payments made under tax benefit arrangements, a larger decrease in accounts payable and accrued expenses, higher other assets, and an increase in accounts receivable as a result of higher equipment sales volume, partially offset by an increase in deferred revenue in the current year period. in the year ended December 31, 2022, compared to the year ended December 31, 2021. Investing activities For the year ended December 31, 2022, net cash used in investing activities was $506.6 million compared to $90.9 million in the year ended December 31, 2021, an increase of $415.7 million. The primary drivers of the increase were $424.9 million of net cash used in the Sunshine acquisition and $46.0 million from higher capital expenditures in the year ended December 31, 2022, partially offset by cash received of $20.8 million from the sale of six Colorado corporate-owned stores and $32.6 of lower cash used for investments in the year ended December 31, 2022. 64

Capital expenditures for the years ended December 31, 2022 and 2021: Year Ended December 31, (in thousands) 2022 2021 New corporate-owned stores $ 40,788 $ 22,614 Existing corporate-owned stores 43,289 16,651 Information systems 15,816 14,391 Corporate and all other 164 418 Total capital expenditures $ 100,057 $ 54,074 Financing activities For the year ended December 31, 2022, net cash provided by financing activities was $135.7 million compared to net cash used in financing activities of $10.2 million in the year ended December 31, 2021, an increase of $146.0 million. The primary drivers of the net cash provided by financing activities in the year ended December 31, 2022 were $234.0 million of net cash provided from long-term debt, consisting of $975.0 million of borrowings, $724.8 million of principal payments and $16.2 million of deferred financing costs incurred. Partially offsetting the increase was cash used for share repurchases of $94.3 million in the year ended December 31, 2022. Securitized Financing Facility Planet Fitness Master Issuer LLC (the “Master Issuer”), a limited-purpose, bankruptcy remote, wholly-owned indirect subsidiary of Pla-Fit Holdings, LLC, is the master issuer of outstanding senior secured notes under a securitized financing facility that was entered into in August 2018. In February 2022, the Master Issuer completed a refinancing transaction with respect to this facility under which the Master Issuer issued the Series 2022-1 Class A-2 Notes with initial principal amounts totaling $900 million. The net proceeds from the sale of the Series 2022-1 Class A-2 Notes were used to repay in full the Master Issuer’s outstanding Series 2018-1 Class A-2-I Notes, including the payment of transaction costs. The remaining funds were used for the Sunshine Acquisition and other general corporate purposes. In connection with the issuance of the Series 2022-1 Class A-2 Notes, the Master Issuer also issued the Series 2022-1 Class A-1 Notes, which allow for the drawing of up to $75 million of Variable Funding Notes, including a Letters of Credit facility, which was used to repay the 2018-1 Class A-1 Notes. The 2022 Variable Funding Notes are undrawn as of December 31, 2022 due to repayment in full on May 9, 2022 using cash on hand. Except as described above, there were no material changes to the terms of any debt obligations since December 31, 2021. The Company was in compliance with its debt covenants as of December 31, 2022. See Note 11 to the consolidated financial statements contained in Item 8 herein for further information related to our long-term debt obligations. Share Repurchase Program 2019 share repurchase program On November 5, 2019, our board of directors approved a share repurchase program of up to $500 million (the “2019 Share Repurchase Program”). On December 4, 2019, the Company entered into a $300 million accelerated share repurchase agreement (the “2019 ASR Agreement”) with JPMorgan Chase Bank, N.A. (“JPMC”). Pursuant to the terms of the 2019 ASR Agreement, on December 5, 2019, the Company paid JPMC $300 million upfront in cash and received approximately 3.3 million shares of the Company’s Class A common stock, which were retired. Final settlement of the ASR Agreement occurred on March 2, 2020. At final settlement, JPMC delivered approximately 667,000 additional shares of the Company’s Class A common stock, based on a weighted average cost per share of $75.82 over the term of the 2019 ASR Agreement, which were retired. On March 18, 2020, the Company announced the suspension of its 2019 share repurchase program. 2022 share repurchase program On November 4, 2022, the Company’s board of directors approved a share repurchase program of up to $500 million, which replaces the 2019 share repurchase program. 65

The timing of purchases and amount of stock repurchased will be subject to the Company's discretion and will depend on market and business conditions, the Company's general working capital needs, stock price, applicable legal requirements and other factors. Our ability to repurchase shares at any particular time is also subject to the terms of the Indenture governing the Securitized Senior Notes. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. The Company may reinstate or terminate the program at any time.

Contractual Obligations and Commitments

The following table presents contractual obligations and commercial commitments as of December 31, 2022.

	Payments due during the years ending December 31,				
(in thousands)	**Total**	**2023**	**2024-2025**	**2026-2027**	**Thereafter**
Long-term debt[1]	$ 2,025,187	20,750	621,188	429,563	953,686
Interest on long-term debt	431,227	80,802	152,326	89,082	109,017
Obligations under tax benefit arrangements[2]	494,465	31,940	92,866	110,799	258,860
Operating leases	456,597	49,853	121,467	114,459	170,818
Advertising commitments[3]	77,865	58,681	19,184	—	—
Purchase obligations[4]	22,019	22,019	—	—	—
Total Contractual Obligations	$ 3,507,360	$ 264,045	$ 1,007,031	$ 743,903	$ 1,492,381

(1) Long-term debt payments include scheduled principal payments only.
(2) Timing of payments under tax benefit arrangements is estimated.
(3) As of December 31, 2022, we had advertising purchase commitments of approximately $77.9 million, including commitments for the NAF.
(4) Purchase obligations consists of $22.0 million for open purchase orders primarily related to equipment to be sold to franchisees. For the majority of our equipment purchase obligations, our policy is to require the franchisee to provide us with either a deposit or proof of a committed financing arrangement.

Off-Balance Sheet Arrangements

As of December 31, 2022, our off-balance sheet arrangements consisted of guarantees of lease agreements for certain franchisees. Our maximum total commitment under these agreements is approximately $5.9 million and would only require payment upon default by the primary obligor. The estimated fair value of these guarantees at December 31, 2022 was not material, and no accrual has been recorded for our potential obligation under these arrangements. In 2019, in connection with a real estate partnership, the Company began guaranteeing certain leases of its franchisees up to a maximum period of ten years, with earlier expiration dates if certain conditions are met. See Note 18 to our consolidated financial statements included elsewhere in this Form 10-K for more information regarding these operating leases and guarantees.

Critical Accounting Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements included elsewhere in this Form 10-K. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following critical accounting estimates involve a higher degree of judgment and complexity.

Business combinations

We account for business combinations using the purchase method of accounting which results in the assets acquired and liabilities assumed being recorded at fair value at the date of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed will be recognized as goodwill.

The valuation methodologies used are based on the nature of the asset or liability. The significant assets and liabilities measured at fair value include property and equipment, intangible assets, and favorable and unfavorable leases. For the 2012 Acquisition, intangible assets consisted of trade and brand names, member relationships, franchisee relationships related to both our franchise and equipment segments, non-compete agreements, order backlog and favorable and unfavorable leases. For other

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acquisitions, which consist of acquisitions of stores from franchisees, intangible assets generally consist of member relationships, re-acquired franchise rights, and favorable and unfavorable leases. The Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities, including third-party valuation experts. The fair value of trade and brand names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future system-wide sales and other estimates. Membership relationships and franchisee relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. Our valuation includes assumptions related to the projected attrition and renewal rates on those existing franchise and membership arrangements being valued. Re-acquired franchise rights are valued using an excess earnings approach. The valuation of re-acquired franchise rights is determined using a multi-period excess earnings method under the income approach. For re-acquired franchise rights with terms that are either favorable or unfavorable (from our perspective) to the terms included in our current franchise agreements, a gain or charge is recorded at the time of the acquisition to the extent of the favorability or unfavorability, respectively. Favorable and unfavorable operating leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date, and are recorded as a component of the ROU asset. Real and personal property asset valuation is determined using the replacement cost approach. Income taxes Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions and the recapitalization transactions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the provision for income taxes, we make estimates and judgments which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. We evaluate the carrying value of our deferred tax assets on a quarterly basis. In completing this evaluation, we consider all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative earnings and losses in the most recent fiscal years, taxable income in prior carryback year(s) if permitted under the tax law, expectations for future pre-tax operating income, the time period over which our temporary differences will reverse, and the implementation of feasible and prudent tax planning strategies. Estimating future taxable income is inherently uncertain and requires judgment. As of December 31, 2022, we had $453.1 million of net deferred tax assets, net of valuation allowances. We expect to realize future tax benefits related to the utilization of these assets. As of December 31, 2022, the Company has provided a valuation allowance of $4.0 million against the portion of its deferred tax assets that would generate capital losses for which the Company does not have sufficient positive evidence to support its recoverability. We recognize the effects of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Tax Benefit Arrangements As described in Note 17 to the consolidated financial statements included in Part II, Item 8, we are a party to the tax benefit arrangements under which we are contractually committed to pay certain non-controlling interest holders 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize, as a result of certain transactions. Amounts payable under the tax benefit arrangements are contingent upon, among other things, (i) generation of future taxable income over the term of the tax benefit arrangements and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the tax benefit arrangements to utilize the tax benefits, then we would not be required to make the related payments. Therefore, we would only recognize a liability for tax benefit arrangement payments if we determine it is probable that we will generate sufficient future taxable income over the term of the tax benefit arrangements to utilize the related tax benefits. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions. As of December 31, 2022, we recognized $494.5 million of liabilities relating to our obligations under the tax benefit arrangements. We concluded that we would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred. Changes in the liability resulting from historical exchanges under these tax benefit arrangements may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and impact the expected future tax benefits to be received by the Company. Changes in the projected liability under these tax benefit arrangements are and will be recorded as a component of other income (expense) each period. The projection of future taxable income involves 67 significant judgment. Actual taxable income may differ from estimates, which could significantly impact the liability under the tax benefit arrangements and the Company’s consolidated results of operations. Investments and allowance for expected credit losses Our held-to-maturity securities are reported at amortized cost. We reserve for expected credit losses on our held-to-maturity debt securities through the allowance for expected credit losses. The allowance for expected credit losses estimate reflects a lifetime loss estimate and is based on historical loss information for assets with similar risk characteristics, adjusted for management’s expectations. Adjustments for management’s expectations may be based on factors such as investee earnings performance, recent financing rounds at reduced valuations, changes in the regulatory, economic or technological environment of an investee or doubt about an investee’s ability to continue as a going concern. An increase or a decrease in the allowance for expected credit losses is recorded through other gain (loss) as a credit loss expense or a reversal thereof. The allowance for expected credit losses is presented as a deduction from the amortized cost of the held-to-maturity securities. A held-to-maturity investment security and its allowance for expected credit losses is written off when deemed uncollectible. 68

ITEM 7A. Quantitative and Qualitative Disclosure about Market Risk Interest rate risk The securitized financing facility includes the Series 2018-1 Senior Class A-2-II Notes and the Series 2022-1 Senior Class A-2 Notes, which are comprised of fixed interest rate notes, and the 2022 Variable Funding Notes, which allow for the incurrence of up to $75.0 million in revolving loans and/or Letters of Credit under the 2022 Variable Funding Notes. The issuance of the fixed-rate Class A-2 Notes has reduced the Company’s exposure to interest rate increases that could adversely affect its earnings and cash flows. However, the Company would be exposed to interest rate increases on any borrowings under the 2022 Variable Funding Notes. An increase in the effective interest rate applied to borrowings under the 2022 Variable Funding Notes of 100 basis points would result in a $0.8 million increase in pre-tax interest expense on an annualized basis. Foreign exchange risk We are exposed to fluctuations in exchange rates, primarily those of the Canadian dollar, Mexican peso, and Australian dollar, which are the functional currencies of our Canadian, Mexican, and Australian entities, respectively. Our sales, costs and expenses of our foreign subsidiaries, when translated into U.S. dollars, can fluctuate due to exchange rate movement. As of December 31, 2022, a 10% increase or decrease in the exchange rates of the U.S. dollar and foreign currencies to which we are exposed would increase or decrease net income by a negligible amount. Inflation risk Given the recent rise in inflation rates in fiscal 2021 and 2022, there have been and may continue to be increases in shipping, labor and equipment costs which could impact our profitability and that of our franchisees. Although we do not believe that inflation has had a material effect on our income from continuing operations, we have a substantial number of hourly employees in our corporate-owned stores that are paid wage rates at or based on the applicable federal or state minimum wage. Any increases in these minimum wages will subsequently increase our labor costs. We may or may not be able to offset cost increases in the future. 69

Item 8. Financial Statements and Supplementary Data. Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Planet Fitness, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Planet Fitness, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes and financial statement schedules, Schedule II-Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates. Reacquired franchise rights intangible asset As discussed in Note 5 to the consolidated financial statements, on February 10, 2022 (the acquisition date), the Company and Pla-Fit Holdings, LLC acquired Sunshine Fitness Growth Holdings, LLC, a Planet Fitness franchisee (Sunshine Fitness). As a result of the acquisition, the Company reacquired franchise rights that it had previously granted to Sunshine Fitness. The acquisition date fair value of the reacquired franchise rights intangible asset was $233,070 thousand. We identified the evaluation of the acquisition date fair value of the reacquired franchise rights intangible asset as a critical audit matter. Specifically, a high degree of subjective auditor judgment was required to evaluate certain inputs to the discounted cash flow model used to determine the fair value. The discounted cash flow model included certain assumptions for which there was limited observable market information, including projected revenue growth rates and projected earnings before interest, taxes, depreciation and amortization (EBITDA) for the remaining franchise term. 70

Additionally, the audit effort associated with evaluating the discount rate assumption required specialized skills and knowledge. The calculated fair value of the asset was sensitive to possible changes to these key assumptions. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process, including controls related to the development of the key assumptions. We evaluated the projected revenue growth rates and the projected EBITDA used to value the reacquired franchise rights intangible asset by (1) comparing such projected revenue growth rates and projected EBITDA to the historical results of Sunshine Fitness and to the Company’s historical results for corporate-owned stores, (2) comparing management’s historical forecasts for corporate-owned store segment revenue and projected EBITDA to actual results to evaluate the Company’s ability to forecast, and (3) inspecting third- party evidence to assess the long-term revenue growth rate used. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s selected discount rate by comparing it against a discount rate that was developed using publicly available data for comparable companies. /s/ KPMG LLP We have served as the Company’s auditor since 2012. Boston, Massachusetts March 1, 2023 71

December 31, December 31, 2022 2021 Assets Current assets: Cash and cash equivalents $ 409,840 $ 545,909 Restricted cash 62,659 58,032 Accounts receivable, net of allowances for uncollectible amounts of $0 and $0 as of December 31, 2022 and 2021, respectively 46,242 27,257 Inventory 5,266 1,155 Prepaid expenses 11,078 12,869 Other receivables 14,975 13,519 Income tax receivable 5,471 3,673 Total current assets 555,531 662,414 Property and equipment, net of accumulated depreciation of $227,869 and $152,296, as of December 31, 2022 and 2021, respectively 348,820 173,687 Investments, net of allowance for expected credit losses of $14,957 and $17,462 as of December 31, 2022 and 2021, respectively 25,122 18,760 Right-of-use assets, net 346,937 190,330 Intangible assets, net 417,067 200,937 Goodwill 702,690 228,569 Deferred income taxes 454,565 539,264 Other assets, net 3,857 2,022 Total assets $ 2,854,589 $ 2,015,983 Liabilities and stockholders’ deficit Current liabilities: Current maturities of long-term debt $ 20,750 $ 17,500 Accounts payable 20,578 27,892 Accrued expenses 66,993 51,714 Equipment deposits 8,443 6,036 Deferred revenue, current 53,759 28,351 Payable pursuant to tax benefit arrangements, current 31,940 20,302 Other current liabilities 42,067 24,815 Total current liabilities 244,530 176,610 Long-term debt, net of current maturities 1,978,131 1,665,273 Borrowings under Variable Funding Notes — 75,000 Lease liabilities, net of current portion 341,843 197,682 Deferred revenue, net of current portion 33,152 33,428 Deferred tax liabilities 1,471 — Payable pursuant to tax benefit arrangements, net of current portion 462,525 507,805 Other liabilities 4,498 3,030 Total noncurrent liabilities 2,821,620 2,482,218 Commitments and contingencies (Note 18) Stockholders’ equity (deficit): Class A common stock, $.0001 par value - 300,000 shares authorized, 83,430 and 83,804 shares issued and outstanding as of December 31, 2022 and 2021, respectively 8 8 Class B common stock, $.0001 par value - 100,000 shares authorized, 6,146 and 3,056 shares issued and outstanding as of December 31, 2022 and 2021, respectively 1 1 Accumulated other comprehensive income (448) 12 Additional paid in capital 505,144 63,428 Accumulated deficit (703,717) (708,804) Total stockholders’ deficit attributable to Planet Fitness, Inc. (199,012) (645,355) Non-controlling interests (12,549) 2,510 Total stockholders’ deficit (211,561) (642,845) Total liabilities and stockholders’ deficit $ 2,854,589 $ 2,015,983 See accompanying notes to consolidated financial statements. Planet Fitness, Inc. and subsidiaries Consolidated balance sheets (Amounts in thousands, except per share amounts) 72

For the Year Ended December 31, 2022 2021 2020 Revenue: Franchise $ 271,559 $ 238,349 $ 162,855 National advertising fund revenue 58,075 52,361 43,301 Corporate-owned stores 379,393 167,219 117,142 Equipment 227,745 129,094 83,320 Total revenue 936,772 587,023 406,618 Operating costs and expenses: Cost of revenue 177,200 100,993 70,955 Store operations 219,422 110,716 87,797 Selling, general and administrative 114,853 94,540 68,585 National advertising fund expense 66,116 59,442 61,255 Depreciation and amortization 124,022 62,800 53,832 Other losses, net 5,081 15,137 4,434 Total operating costs and expenses 706,694 443,628 346,858 Income from operations 230,078 143,395 59,760 Other income (expense), net: Interest income 5,005 878 2,937 Interest expense (88,628) (81,211) (82,117) Other income (expense), net 14,983 (11,102) 4,903 Total other expense, net (68,640) (91,435) (74,277) Income (expense) before income taxes 161,438 51,960 (14,517) Equity losses of unconsolidated entities, net of tax (467) (179) — Provision for income taxes 50,515 5,659 687 Net income (loss) 110,456 46,122 (15,204) Less net income (loss) attributable to non-controlling interests 11,054 3,348 (213) Net income (loss) attributable to Planet Fitness, Inc. $ 99,402 $ 42,774 $ (14,991) Net income (loss) per share of Class A common stock: Basic $ 1.18 $ 0.51 $ (0.19) Diluted $ 1.18 $ 0.51 $ (0.19) Weighted-average shares of Class A common stock outstanding: Basic 84,137 83,296 80,303 Diluted 84,544 83,894 80,303 See accompanying notes to consolidated financial statements. Planet Fitness, Inc. and subsidiaries Consolidated statements of operations (Amounts in thousands, except per share amounts) 73

For the Year Ended December 31, 2022 2021 2020 Net income (loss) including non-controlling interests $ 110,456 $ 46,122 $ (15,204) Other comprehensive income (loss), net: Foreign currency translation adjustments (460) (15) (276) Total other comprehensive income (loss), net (460) (15) (276) Total comprehensive income (loss) including non-controlling interests 109,996 46,107 (15,480) Less: total comprehensive income (loss) attributable to non-controlling interests 11,054 3,348 (213) Total comprehensive income (loss) attributable to Planet Fitness, Inc. $ 98,942 $ 42,759 $ (15,267) See accompanying notes to consolidated financial statements. Planet Fitness, Inc. and subsidiaries Consolidated statements of comprehensive income (Amounts in thousands) 74

For the Year Ended December 31, 2022 2021 2020 Cash flows from operating activities: Net income (loss) $ 110,456 $ 46,122 $ (15,204) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization 124,022 62,800 53,832 Amortization of deferred financing costs 5,514 6,346 6,411 Write-off of deferred financing costs 1,583 — — Equity (earnings) losses of unconsolidated entities, net of tax 467 179 — Dividends accrued on investment (1,876) (1,401) — Deferred tax expense 48,618 1,528 7,213 Loss (gain) on re-measurement of tax benefit arrangement (13,831) 11,737 (5,949) Gain on sale of corporate-owned stores (1,324) — — Credit (gain) loss expense on held-to-maturity investment (2,505) 17,462 — Other 262 13 (618) Loss on reacquired franchise rights 1,160 — — Equity-based compensation 8,068 8,805 4,777 Changes in operating assets and liabilities, net of acquisitions: Accounts receivable (19,177) (10,804) 23,611 Inventory (4,112) (681) 404 Other assets and other current assets (5,152) 8,259 (2,676) Accounts payable and accrued expenses (14,721) 30,928 (10,938) Other liabilities and other current liabilities 8,636 (3,063) 4,384 Income taxes (1,672) 2,202 (4,461) Payments pursuant to tax benefit arrangements (19,253) (445) (26,621) Equipment deposits 2,457 5,235 (2,212) Deferred revenue 9,404 2,349 (2,842) Leases 3,183 1,718 2,027 Net cash provided by operating activities 240,207 189,289 31,138 Cash flows from investing activities: Additions to property and equipment (100,057) (54,074) (52,560) Acquisitions of franchisees (424,940) (1,888) — Proceeds from sale of property and equipment 60 46 282 Proceeds from sale of corporate-owned stores 20,820 — — Investments (2,449) (35,000) — Net cash used in investing activities (506,566) (90,916) (52,278) Cash flows from financing activities: Proceeds from issuance of long-term debt 900,000 — 75,000 Proceeds from issuance of Variable Funding Notes 75,000 — — Proceeds from issuance of Class A common stock 925 8,186 2,571 Principal payments on capital lease obligations (268) (182) (165) Repayment of long-term debt and variable funding notes (724,813) (17,500) (17,500) Payment of deferred financing and other debt-related costs (16,176) — — Repurchase and retirement of Class A common stock (94,315) — — Dividend equivalent paid to members of Pla-Fit Holdings — — (234) Distributions to members of Pla-Fit Holdings (4,628) (750) (1,822) Net cash provided by (used in) financing activities 135,725 (10,246) 57,850 Effects of exchange rate changes on cash and cash equivalents (808) 14 295 Net increase in cash, cash equivalents and restricted cash (131,442) 88,141 37,005 Cash, cash equivalents and restricted cash, beginning of period 603,941 515,800 478,795 Cash, cash equivalents and restricted cash, end of period $ 472,499 $ 603,941 $ 515,800 Supplemental cash flow information: Net cash paid (refund received) for income taxes $ 3,625 $ 1,848 $ (2,157) Cash paid for interest $ 80,961 $ 74,869 $ 75,629 Non-cash investing activities: Non-cash additions to property and equipment $ 13,936 $ 5,659 $ 1,172 Fair value of common stock issued as consideration for acquisition $ 393,730 $ — $ — See accompanying notes to consolidated financial statements Planet Fitness, Inc. and subsidiaries Consolidated statements of cash flows (Amounts in thousands) 75

Planet Fitness, Inc. and subsidiaries
Consolidated statements of changes in equity
(Amounts in thousands)

	Class A common stock		Class B common stock		Accumulated other comprehensive income (loss)	Additional paid-in capital	Accumulated deficit	Non-controlling interests	Total equity (deficit)
	Shares	Amount	Shares	Amount					
Balance at January 1, 2020	78,525	$ 8	8,562	$ 1	$ 303	$ 29,820	$ (736,587)	$ (1,299)	$ (707,754)
Net loss	—	—	—	—	—	—	(14,991)	(213)	(15,204)
Equity-based compensation expense	—	—	—	—	—	4,777	—	—	4,777
Exchanges of Class B common stock	4,840	—	(4,840)	—	—	(1,526)	—	1,526	—
Repurchase and retirement of Class A common stock	(667)	—	—	—	—	(2,879)	—	2,879	—
Tax benefit arrangement liability and deferred taxes arising from secondary offerings and other exchanges	—	—	—	—	—	12,779	—	—	12,779
Exercise of stock options, vesting of restricted share units and ESPP share purchase	123	—	—	—	—	2,702	—	—	2,702
Distributions paid to members of Pla-Fit Holdings	—	—	—	—	—	—	—	(1,822)	(1,822)
Non-cash adjustments to VIEs	—	—	—	—	—	—	—	(875)	(875)
Other comprehensive loss	—	—	—	—	(276)	—	—	—	(276)
Balance at December 31, 2020	82,821	$ 8	3,722	$ 1	$ 27	$ 45,673	$ (751,578)	$ 196	$ (705,673)
Net income	—	—	—	—	—	—	42,774	3,348	46,122
Equity-based compensation expense	—	—	—	—	—	8,805	—	—	8,805
Retirement of Class B common stock	—	—	(43)	—	—	—	—	—	—
Exchanges of Class B common stock	623	—	(623)	—	—	(608)	—	608	—
Tax benefit arrangement liability and deferred taxes arising from secondary offerings and other exchanges	—	—	—	—	—	1,454	—	—	1,454
Exercise of stock options, vesting of restricted share units and ESPP share purchase	360	—	—	—	—	8,104	—	—	8,104
Distributions paid to members of Pla-Fit Holdings	—	—	—	—	—	—	—	(750)	(750)
Non-cash adjustments to VIEs	—	—	—	—	—	—	—	(892)	(892)
Other comprehensive loss	—	—	—	—	(15)	—	—	—	(15)
Balance at December 31, 2021	83,804	$ 8	3,056	$ 1	$ 12	$ 63,428	$ (708,804)	$ 2,510	$ (642,845)
Net income	—	—	—	—	—	—	99,402	11,054	110,456
Equity-based compensation expense	—	—	—	—	—	8,068	—	—	8,068
Exchanges of Class B common stock and other adjustments	548	—	(548)	—	—	22,533	—	(22,533)	—
Repurchase and retirement of Class A common stock	(1,529)	—		—	—	6,426	(94,315)	(6,426)	(94,315)
Exercise of stock options, vesting of restricted share units and ESPP share purchase	90	—	—	—	—	1,039	—	—	1,039
Issuance of common stock for acquisition	517	—	3,638	—	—	385,324	—	8,406	393,730
Deferred taxes arising from exchanges of Class B common stock and other adjustments	—	—	—	—	—	18,326	—		18,326
Non-cash adjustments to VIEs	—	—	—	—	—	—	—	(932)	(932)
Distributions paid to members of Pla-Fit Holdings	—	—	—	—	—	—	—	(4,628)	(4,628)
Other comprehensive loss	—	—	—	—	(460)	—	—	—	(460)
Balance at December 31, 2022	83,430	$ 8	6,146	$ 1	$ (448)	$ 505,144	$ (703,717)	$ (12,549)	$ (211,561)

See accompanying notes to consolidated financial statements

76

(1) Business organization Planet Fitness, Inc. (the “Company”), through its subsidiaries, is a franchisor and operator of fitness centers, with approximately 17.0 million members and 2,410 owned and franchised locations (referred to as stores) in all 50 states, the District of Columbia, Puerto Rico, Canada, Panama, Mexico and Australia as of December 31, 2022. The Company serves as the reporting entity for its various subsidiaries that operate three distinct lines of business: • Licensing and selling franchises under the Planet Fitness trade name; • Owning and operating fitness centers under the Planet Fitness trade name; and • Selling fitness-related equipment to franchisee-owned stores. In 2012 investment funds affiliated with TSG Consumer Partners, LLC (“TSG”), purchased interests in Pla-Fit Holdings. The Company was formed as a Delaware corporation on March 16, 2015 for the purpose of facilitating an initial public offering (the “IPO”) and related transactions in order to carry on the business of Pla-Fit Holdings, LLC and its subsidiaries (“Pla-Fit Holdings”). As of August 5, 2015, in connection with the recapitalization transactions, the Company became the sole managing member and holder of 100% of the voting power of Pla-Fit Holdings. Pla-Fit Holdings owns 100% of Planet Intermediate, LLC which has no operations but is the 100% owner of Planet Fitness Holdings, LLC, a franchisor and operator of fitness centers. With respect to the Company, Pla-Fit Holdings and Planet Intermediate, LLC, each entity owns nothing other than the respective entity below it in the corporate structure and each entity has no other material operations. The Company is a holding company whose principal asset is a controlling equity interest in the membership units (“Holdings Units”) in Pla-Fit Holdings. As the sole managing member of Pla-Fit Holdings, the Company operates and controls all of the business and affairs of Pla-Fit Holdings, and through Pla-Fit Holdings, conducts its business. As a result, the Company consolidates Pla-Fit Holdings’ financial results and reports a non-controlling interest related to the portion of Holdings Units not owned by the Company. As of December 31, 2022, the Company held 100% of the voting interest, and approximately 93.1% of the economic interest in Pla-Fit Holdings and the owners of Holdings Units other than the Company (the “Continuing LLC Owners”) held the remaining 6.9% economic interest in Pla-Fit Holdings. As future exchanges of Holdings Units occur, the economic interest in Pla-Fit Holdings held by Planet Fitness, Inc. will increase. (2) Summary of significant accounting policies (a) Basis of presentation and consolidation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 1, Planet Fitness, Inc. consolidates Pla-Fit Holdings. The Company also consolidates entities in which it has a controlling financial interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (“VIE”), is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE is considered to possess the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the rights to receive benefits from the VIE that are significant to it. The principal entities in which the Company possesses a variable interest include franchise entities and certain other entities. The Company is not deemed to be the primary beneficiary for Planet Fitness franchise entities. Therefore, these entities are not consolidated. The results of the Company have been consolidated with Matthew Michael Realty LLC (“MMR”), PF Melville LLC (“PF Melville”), and Planet Fitness NAF, LLC (the “NAF”) based on the determination that the Company is the primary beneficiary with respect to these VIEs. MMR and PF Melville are real estate holding companies that derive a majority of their financial support from the Company through lease agreements for corporate stores. See Note 3 for further information related to the Company’s VIEs. The NAF is an advertising fund, which on behalf of the Company collects 2% annually of gross monthly membership fees from franchisees, in accordance with the provisions of the franchise agreements, and uses the amounts Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 77 received to increase sales and further enhance the public reputation of the Planet Fitness brand. See Note 4 for further information related to the NAF. (b) Use of estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Significant areas where estimates and judgments are relied upon by management in the preparation of the consolidated financial statements include revenue recognition, valuation of equity-based compensation awards, valuation of assets and liabilities acquired in business combinations, the evaluation of the recoverability of goodwill and long-lived assets, including intangible assets, allowance for expected credit losses, the present value of lease liabilities, income taxes, including deferred tax assets and liabilities, and the liability for the Company’s tax benefit arrangements. (c) Concentrations Cash and cash equivalents are financial instruments, which potentially subject the Company to a concentration of credit risk. The Company invests its excess cash in several major financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains balances in excess of these limits, but does not believe that such deposits with its banks are subject to any unusual risk. The credit risk associated with trade receivables is mitigated due to the large number of customers, generally franchisees, and their broad dispersion over many different geographic areas. The Company does not have any concentrations greater than 10% with respect to revenues. The Company purchases equipment, both for corporate-owned stores and for sales to franchisee-owned stores from various equipment vendors. For the year ended December 31, 2022, purchases from two equipment vendors comprised 71% and 22%, respectively, of total equipment purchases. For the year ended December 31, 2021 purchases from two equipment vendors comprised 70% and 28%, respectively, of total equipment purchases. For the year ended December 31, 2020 purchases from two equipment vendors comprised 48% and 40%, respectively, of total equipment purchases. The Company, including the NAF, uses various vendors for advertising services. For the year ended December 31, 2022, purchases from one vendor comprised 77% of total advertising purchases. For the year ended December 31, 2021 purchases from one vendor comprised 41% of total advertising purchases, and for the year ended December 31, 2020 purchases from one vendor comprised 71% of total advertising purchases (see Note 4 for further discussion of the NAF). (d) Cash, cash equivalents and restricted cash The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. In accordance with the Company’s securitized financing facility, certain cash accounts have been established in the name of Citibank, N.A. (the “Trustee”). The Company holds restricted cash which primarily represents cash collections held by the Trustee, which includes interest, principal, and commitment fee reserves. As of December 31, 2022, the Company had restricted cash held by the Trustee of $46,651. Restricted cash has been combined with cash and cash equivalents when reconciling the beginning and end of period balances in the consolidated statements of cash flows. In addition, the Company has restricted cash of $16,008 related to a legal matter. (e) Revenue from contracts with customers The Company’s revenues are comprised of franchise revenue, equipment revenue, and corporate-owned stores revenue. Franchise revenue Franchise revenues consist primarily of royalties, NAF contributions, initial and successor franchise fees and upfront fees from area development agreements (“ADAs”), transfer fees, equipment placement revenue, commission income, online join fees, and other fees. The Company’s primary performance obligation under the franchise license is granting certain rights to use the Company’s intellectual property, and all other services the Company provides under the ADA and franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for under ASC 606 - Revenue Recognition as a single Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 78 performance obligation, which is satisfied by granting certain rights to use intellectual property over the term of each franchise agreement. Royalties and franchisee contributions to national advertising funds, are calculated as a percentage of franchise monthly dues and annual fees over the term of the franchise agreement. Under the franchise agreements, advertising contributions paid by franchisees must be spent on advertising, marketing and related activities. Initial and successor franchise fees are payable by the franchisee upon signing a new franchise agreement or successor franchise agreement, and transfer fees are paid to the Company when one franchisee transfers a franchise agreement to a different franchisee. Franchise royalties, as well as NAF contributions, represent sales-based royalties that are related entirely to the performance obligation under the franchise agreement and are recognized as franchise sales occur. Initial and successor franchise fees, as well as transfer fees, are recognized as revenue on a straight-line basis over the term of the respective franchise agreement. ADAs generally consist of an obligation to grant geographic exclusive area development rights. These development rights are not distinct from franchise agreements, so upfront fees paid by franchisees for exclusive development rights are deferred and apportioned to each franchise agreement signed by the franchisee. The pro-rata amount apportioned to each franchise agreement is accounted for identically to the initial franchise fee. The Company is generally responsible for assembly and placement of equipment it sells to U.S., Canada, and Mexico based franchisee-owned stores. Placement revenue is recognized upon completion and acceptance of the services at the franchise location. The Company recognizes commission income from certain of its franchisees’ use of certain preferred vendor arrangements. Commissions are recognized when amounts have been earned and collectability from the vendor is reasonably assured. Online member join fees are paid to the Company by franchisees for processing new membership transactions when a new member signs up for a membership to a franchisee-owned store through the Company’s website. These fees are recognized as revenue as each transaction occurs. Billing transaction fees are paid to the Company by certain of its franchisees for the processing of franchisee membership dues and annual fees through the Company’s third-party hosted point-of-sale system and are recognized as revenue as they are earned. Equipment revenue The Company sells and delivers equipment purchased from third-party equipment manufacturers to U.S., Canada, and Mexico based franchisee-owned stores. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the customer, which is when the customer obtains physical possession of the goods, legal title is transferred, the customer has all risks and rewards of ownership and an obligation to pay for the goods is created. Franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment revenue and freight costs are recorded within cost of revenue. In most instances, the Company recognizes equipment revenue on a gross basis as management has determined the Company to be the principal in these transactions. Management determined the Company to be the principal in the transaction because the Company controls the equipment prior to delivery to the final customer as evidenced by its pricing discretion over the goods, inventory transfer of title and risk of loss while the inventory is in transit, and having the primary responsibility to fulfill the customer order and direct the third-party vendor. Corporate-owned stores revenue The following revenues are generated from stores owned and operated by the Company. Membership dues revenue Customers are offered multiple membership choices varying in length. Membership dues are earned and recognized over the membership term on a straight-line basis. Enrollment fee revenue Enrollment fees are charged to new members at the commencement of their membership. The Company recognizes enrollment fees ratably over the estimated duration of the membership life, which is generally two years. Annual membership fee revenue Annual membership fees are annual fees charged to members in addition to and in order to maintain low monthly membership dues. The Company recognizes annual membership fees ratably over the 12-month membership period or as long as there is a service obligation to the member. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 79

Retail sales The Company sells Planet Fitness branded apparel, food, beverages, and other accessories. The revenue for these items is recognized at the point of sale. Sales tax All revenue amounts are recorded net of applicable sales tax. (f) Deferred revenue Franchise deferred revenue results from initial and successor franchise fees and ADA fees paid by franchisees, as well as transfer fees, which are generally recognized on a straight-line basis over the term of the underlying franchise agreement. Deferred revenue is also recognized in the Corporate-owned stores segment for cash received from members for enrollment fees, membership dues and annual fees for the portion not yet earned based on the membership period. Equipment deposits made at the time of ordering equipment are also deferred until the revenue recognition criteria are met. (g) Cost of revenue Cost of revenue consists primarily of direct costs associated with equipment sales (including freight costs) and the cost of retail merchandise sold in corporate-owned stores. Costs related to retail merchandise sales were immaterial in all periods presented. Rebates from equipment vendors where the Company has recognized the related equipment revenue and costs are recorded as a reduction to the cost of revenue. (h) Store operations Store operations consists of the direct costs related to operating corporate-owned stores, including store management and staff, rent expense, utilities, supplies, maintenance, and local and national advertising. (i) Selling, general and administrative Selling, general and administrative expenses consist of costs associated with administrative, corporate-owned and franchisee support functions related to the existing business as well as growth and development activities. These costs primarily consist of payroll, IT related, marketing, legal and accounting expenses. These expenses include costs related to placement services of $6,069, $4,358, and $3,341, for the years ended December 31, 2022, 2021 and 2020, respectively. (j) Accounts receivable Accounts receivable is primarily comprised of amounts owed to the Company resulting from equipment, placement, and commission revenue. The Company evaluates its accounts receivable on an ongoing basis and may establish an allowance for uncollectible amounts based on collections and current credit conditions. Accounts are written off as uncollectible when it is determined that further collection efforts will be unsuccessful. Historically, the Company has not had a significant amount of write-offs. (k) Inventory The Company has inventory at period ends when the Company has title and risk of loss in advance of sale to its franchisees. (l) Leases and asset retirement obligations The Company leases space to operate corporate-owned stores, equipment, office, and warehouse space. The Company currently leases the corporate headquarters, corporate-owned store headquarters and all but one of the corporate-owned stores. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company accounts for fixed lease and non-lease components together as a single, combined lease component. Variable lease costs, which may include common area maintenance, insurance, and taxes are not included in the lease liability and are expensed in the period incurred. Corporate-owned store leases generally have original lease terms of ten years, and typically include one or more renewal options, with renewal option terms that can generally extend the lease term from three to ten years or more. The exercise of lease renewal options is at the Company’s sole discretion. The Company includes options to renew in the expected term when Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 80 they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term. At the inception of each lease, the Company determines its appropriate classification as an operating or financing lease. The majority of the Company’s leases are operating leases. Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid, reduced by expected reimbursements from landlords. Operating lease right of use (“ROU”) assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon interpolated rates using the Company’s Notes. The Company has an immaterial amount of non-real estate leases that are accounted for as finance leases under ASC 842 - Leases. Leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight- line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements reduce the ROU asset related to the lease. These tenant incentives are amortized as reduction of rent expense over the lease term. Lease agreements do not contain any material residual value guarantees or material restrictive covenants. Asset retirement obligations In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, the Company establishes assets and liabilities for the present value of estimated future costs to return certain leased facilities to their original condition. Such assets are depreciated on a straight-line basis over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs. (m) Property and equipment Property and equipment is recorded at cost, or fair value when acquired as part of a business combination, and depreciated using the straight-line method over its related estimated useful life. Leasehold improvements are amortized over the shorter of the expected lease term or the estimated useful life of the related asset. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in the consolidated statements of operations. Ordinary maintenance and repair costs are expensed as incurred. The estimated useful lives of the Company’s property and equipment by class of asset are as follows: Years Buildings and building improvements 20–40 Information technology and systems 3-5 Furniture and fixtures 5 Leasehold improvements Useful life or term of lease whichever is shorter Fitness equipment 5–7 Vehicles 5 (n) Advertising expenses The Company expenses advertising costs as incurred. Advertising expenses for corporate-owned stores are included within store operations and totaled $31,462, $15,667, and $10,252 for the years ended December 31, 2022, 2021 and 2020, respectively. In addition to NAF expenses, advertising related to the franchise segment is included within selling, general and administrative expenses and totaled $3,103, $7,144, and $5,408 for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 4 for discussion of the national advertising fund. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 81

(o) Goodwill, long-lived assets, and other intangible assets Goodwill and other intangible assets that arise from acquisitions are recorded in accordance with ASC Topic 805 - Business Combinations and ASC Topic 350, Intangibles—Goodwill and Other. In accordance with this guidance, specifically identified intangible assets must be recorded as a separate asset from goodwill if either of the following two criteria is met: (1) the intangible asset acquired arises from contractual or other legal rights; or (2) the intangible asset is separable. Intangibles are typically trade and brand names, customer relationships, and reacquired franchise rights. Transactions are evaluated to determine whether any gain or loss on reacquired franchise rights, based on their fair value, should be recognized separately from identified intangibles. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives on either a straight-line or accelerated basis as deemed appropriate, and are reviewed for impairment when events or circumstances suggest that the assets may not be recoverable. The Company performs its annual test for impairment of goodwill and indefinite lived intangible assets on December 1 of each year. During 2022, the Company moved its assessment date from December 31 to December 1 in order to better align with the Company’s annual planning cycle. The annual goodwill test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines that a reporting unit has an indication of impairment based on the qualitative assessment, it is required to perform a quantitative assessment. During the periods presented, the Company did not need to proceed beyond the qualitative analysis, and no goodwill impairments were recorded. For indefinite lived intangible assets, the impairment assessment consists of comparing the carrying value of the asset to its estimated fair value. To the extent that the carrying value exceeds the fair value of the asset, an impairment is recorded to reduce the carrying value to its fair value. The Company is also permitted to make a qualitative assessment of whether it is more likely than not an indefinite lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on the Company’s qualitative assessment it is not more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment is not required. During the periods presented, the Company did not need to proceed beyond the qualitative analysis, and determined that no impairment charges were required. The Company applies the provisions of ASC Topic 360, Property, Plant and Equipment, which requires that long-lived assets, including amortizable intangible assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, then assets are required to be grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no assets that were impaired during any of the periods presented. (p) Income taxes The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are the use of accelerated depreciation and certain basis differences resulting from acquisitions and the recapitalization transactions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Planet Fitness, Inc. is the sole managing member of Pla-Fit Holdings, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Pla-Fit Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Pla-Fit Holdings is passed through to and included in the taxable income or loss of its members, including Planet Fitness, Inc. following the recapitalization transactions, on a pro rata Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 82

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

basis. Planet Fitness, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to the allocable share of any taxable income of Pla-Fit Holdings. The Company is also subject to taxes in certain foreign jurisdictions.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 17).

(q) Tax benefit arrangements

The Company's acquisition of Holdings Units in connection with the IPO and certain future and past exchanges of Holdings Units for shares of the Company's Class A common stock (or cash at the option of the Company) are expected to produce and have produced favorable tax attributes. In connection with the IPO, the Company entered into two tax receivable agreements. Under the first of those agreements, the Company generally is required to pay to certain existing and previous equity owners of Pla-Fit Holdings, LLC who are unaffiliated with TSG (the "TRA Holders") 85% of the applicable tax savings, if any, in U.S. federal and state income tax that the Company is deemed to realize as a result of certain tax attributes of their Holdings Units sold to the Company (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, the Company generally is required to pay to TSG AIV II-A L.P and TSG PF Co-Investors A L.P. (the "Direct TSG Investors") 85% of the amount of tax savings, if any, that the Company is deemed to realize as a result of the tax attributes of the Holdings Units held in respect of the Direct TSG Investors' interest in the Company, which resulted from the Direct TSG Investors' purchase of interests in Pla-Fit Holdings in 2012, and certain other tax benefits. Under both agreements, the Company generally retains the benefit of the remaining 15% of the applicable tax savings.

Based on current projections, the Company anticipates having sufficient taxable income to utilize these tax attributes and receive corresponding tax deductions in future periods. Accordingly, as of December 31, 2022 the Company has recorded a liability of $494,465 payable to the TRA Holders under the tax benefit obligations, representing approximately 85% of the calculated expected tax savings based on the original basis adjustments the Company anticipates being able to utilize in future years. Changes in the liability resulting from historical changes under these tax benefit arrangements may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and impact the expected future tax benefits to be received by the Company. Changes in the projected liability under these tax benefit arrangements are and will be recorded as a component of other income (expense) each period. The projection of future taxable income involves significant judgment. Actual taxable income may differ from estimates, which could significantly impact the liability under the tax benefit arrangements and the Company's consolidated results of operations.

(r) Fair value

ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has no balance sheet amounts that are adjusted to fair value at reporting dates. The carrying value and estimated fair value of long-term debt as of December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021	
	Carrying value	Estimated fair value[1]	Carrying value	Estimated fair value[1]
Long-term debt[1]	$ 2,025,188	$ 1,730,634	$ 1,700,000	$ 1,725,021
Variable Funding Notes[1]	$ —	$ —	$ 75,000	$ 75,000

83

(1) The Company’s Variable Funding Notes are a variable rate loan and the fair value of this loan approximates book value based on the borrowing rates currently available for variable rate loans obtained from third-party lending institutions. The estimated fair value of the Company’s fixed rate long-term debt is estimated primarily based on current bid prices for the long-term debt. Judgment is required to develop these estimates. As such, the fair value of long-term debt is classified within Level 2, as defined under U.S. GAAP. (s) Financial instruments The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. (t) Investments The Company’s investments consist of held-to-maturity investments in debt securities and equity method investments. Held-to- maturity investment securities are financial instruments for which the Company has the intent and ability to hold to maturity. Held-to-maturity securities are reported at amortized cost. The Company reserves for expected credit losses on held-to-maturity debt securities through the allowance for expected credit losses. The allowance for expected credit losses estimate reflects a lifetime loss estimate and is based on historical loss information for assets with similar risk characteristics, adjusted for management’s expectations. Adjustments for management’s expectations may be based on factors such as investee earnings performance, recent financing rounds at reduced valuations, changes in the regulatory, economic or technological environment of an investee or doubt about an investee’s ability to continue as a going concern. An increase or a decrease in the allowance for expected credit losses is recorded through other gain (loss) as a credit loss expense or a reversal thereof. The allowance for expected credit losses is presented as a deduction from the amortized cost. A held-to-maturity investment security is written off when deemed uncollectible. The Company accounts for investments under the equity method if it holds less than 50% of the voting stock, has the ability to exercise significant influence, and is not a VIE in which the Company is the primary beneficiary. These investments are recorded initially at cost and the carrying amount is adjusted to reflect the Company’s share of earnings or losses of the investee. (u) Equity-based compensation The Company has an equity-based compensation plan under which it receives services from employees and directors as consideration for equity instruments of the Company. The compensation expense is determined based on the fair value of the award as of the grant date. Compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. For awards with performance targets, the Company recognizes compensation expense ratably over the required service period based on its estimate of the number of shares will vest upon achieving the measurement criteria. The Company accounts for forfeitures as they occur by reversing compensation cost for unvested awards when the award is forfeited. See Note 15 for further information. (v) Business combinations The Company accounts for business combinations using the purchase method of accounting which results in the assets acquired and liabilities assumed being recorded at fair value. The valuation methodologies used are based on the nature of the asset or liability. The significant assets and liabilities measured at fair value include property and equipment, intangible assets, and favorable and unfavorable leases. For the 2012 Acquisition, intangible assets consisted of trade and brand names, member relationships, franchisee relationships related to both the franchise and equipment segments, non-compete agreements, order backlog and favorable and unfavorable leases. For other acquisitions, which consist of acquisitions of stores from franchisees, intangible assets generally consist of member relationships, re-acquired franchise rights, and favorable and unfavorable leases. The Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities, including third-party valuation experts. The fair value of trade and brand names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future system-wide sales and other estimates. Membership relationships and franchisee relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. The Company’s valuation includes assumptions related to the projected attrition and renewal rates on those existing franchise and membership arrangements being valued. Re-acquired franchise rights are valued using an excess earnings approach. The valuation of re-acquired franchise rights is determined using a multi-period Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 84 excess earnings method under the income approach. For re-acquired franchise rights with terms that are either favorable or unfavorable to the terms included in current franchise agreements, a gain or charge is recorded at the time of the acquisition to the extent of the favorability or unfavorability, respectively. Favorable and unfavorable operating leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date, and are recorded as a component of the ROU asset. Real and personal property asset valuation is determined using the replacement cost approach. The Company considers its trade and brand name intangible assets to have an indefinite useful life, and, therefore, these assets are not amortized but rather are tested for impairment annually as discussed above. Finite-lived intangible assets, such as re- acquired franchise rights and member relationships are subject to amortization over the assets’ estimated useful lives based on the pattern in which the economic benefits are expected to be received, which may be straight-line or an accelerated method. Favorable and unfavorable operating leases are amortized into rental expense over the lease term of the respective leases using the straight-line method. (w) Guarantees The Company, as a guarantor, is required to recognize, at inception of the guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. See Note 18 for further discussion of such obligations guaranteed. (x) Contingencies The Company records estimated future losses related to contingencies when such amounts are probable and estimable. The Company includes estimated legal fees related to such contingencies as part of the accrual for estimated future losses. (y) Reclassifications Certain amounts have been reclassified to conform to current year presentation. (z) Recent accounting pronouncements The FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, in December 2019. The guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The Company adopted the new guidance on January 1, 2021, with no material impact on the Company’s consolidated financial statements. The FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, in October, 2021. The guidance improves the accounting for acquired revenue contracts with customers in a business combination by aligning the acquisition date measurement with ASC 606 - Revenue Recognition. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within that year, with early adoption permitted. The Company early adopted the new guidance on January 1, 2022 and applied it to the Sunshine Acquisition, noting the impact of adoption was not material. See Note 5. (3) Variable interest entities The carrying values of certain VIEs included in the consolidated financial statements as of December 31, 2022 and December 31, 2021 are as follows: December 31, 2022 December 31, 2021 Assets Liabilities Assets Liabilities PF Melville $ 2,204 $ — $ 2,363 $ — MMR $ 1,884 — $ 1,991 — Total $ 4,088 $ — $ 4,354 $ — As discussed in Note 2, the NAF is also a VIE and is included in the Consolidated financial statements. See Note 4 for additional information on the NAF. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 85

(4) National advertising fund On July 26, 2011, the Company established the NAF for the creation and development of marketing, advertising, and related programs and materials for all Planet Fitness stores located in the United States and Puerto Rico. On behalf of the NAF, the Company collects approximately 2% annually of gross monthly membership billings from franchisees, in accordance with the provisions of the franchise agreements, which is reflected as NAF revenue on the consolidated statements of operations (see Note 2). The Company also contributes 2% annually of monthly membership billings from stores owned by the Company to the NAF, which is reflected in store operations expense in the consolidated statements of operations. The use of amounts received by the NAF is restricted to advertising, product development, public relations, merchandising, and administrative expenses and programs to increase sales and further enhance the public reputation of the Planet Fitness brand. The Company consolidates and reports all assets and liabilities held by the NAF within the consolidated financial statements. Amounts received or receivable by the NAF, which are restricted in their use, are recorded within current assets and current liabilities on the consolidated balance sheets. The Company provides administrative services to the NAF and charges the NAF a fee for providing those services. These services include accounting, information technology, data processing, product development, legal and administrative support, and other operating expenses, which amounted to $2,437, $1,997 and $793 for the years ended December 31, 2022, 2021 and 2020, respectively. Fees paid to the Company by the NAF are reflected as expense in the NAF expense caption on the consolidated statement of operations, and reflected as a corresponding reduction in general and administrative expenses in the consolidated statements of operations. Assets and liabilities of the NAF, which are restricted in their use, included in the Consolidated Balance Sheets were as follows: December 31, 2022 December 31, 2021 Assets Cash & cash equivalents $ 4,938 $ 15,754 Other current assets 938 388 Total current assets $ 5,876 $ 16,142 Liabilities Accounts payable $ 1,089 $ 175 Accrued expenses and other current liabilities 3,620 16,240 Total current liabilities $ 4,709 $ 16,415 Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 86

(5) Acquisition Sunshine Fitness Acquisition On February 10, 2022, the Company and Pla-Fit Holdings (together with the Company, the “Buyers”), acquired 100% of the equity interests (“Sunshine Acquisition”) of Sunshine Fitness Growth Holdings, LLC, a Delaware limited liability company and Planet Fitness franchisee (“Sunshine Fitness”). The Company acquired 114 stores in Alabama, Florida, Georgia, North Carolina, and South Carolina from Sunshine Fitness. The purchase price of the acquisition was $824,587 consisting of $430,857 in cash consideration, and $393,730 of equity consideration, including 517,348 shares of Class A Common Stock, par value $0.0001, of the Company and 3,637,678 membership units of Pla-Fit Holdings, LLC, together with shares of Class B Common Stock, par value $0.0001, of the Company, valued based on the closing trading price of the Company’s Class A common stock on the acquisition date. As a result of the transaction, the Company incurred a loss on unfavorable reacquired franchise rights of $1,160, which has been reflected in other (gains) losses, net in the consolidated statement of operations. The loss reduced the net purchase price to $823,427. In connection with the acquisition, the Company recorded a gain of $2,059 related to the settlement of preexisting contracts with Sunshine Fitness within other (gains) losses, net on the consolidated statement of operations. The acquired stores are included in the corporate-owned stores segment. The allocation of the estimated purchase consideration was as follows: Amount Cash and cash equivalents $ 5,917 Other current assets 757 Property and equipment 153,092 Right of use assets 162,827 Other long-term assets 1,830 Intangible assets 259,430 Goodwill 488,544 Deferred income taxes, net (54,737) Deferred revenue (16,973) Other current liabilities (13,720) Lease liabilities (162,327) Other long-term liabilities (1,213) $ 823,427 The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions, which include Level 3 unobservable inputs, and are determined using generally accepted valuation techniques. The excess of purchase consideration over the fair value of other assets acquired and liabilities assumed was recorded as goodwill. The resulting goodwill is primarily attributable to increased expansion for market opportunities, the expansion of store membership and synergies from the integration of the stores into the broader corporate-owned store portfolio. Approximately $175,600 of the goodwill recorded is expected to be amortizable and deductible for tax purposes, the majority of which is deductible over 15 years. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 87

The following table sets forth the components of identifiable intangible assets acquired in the Sunshine Acquisition and their estimated useful lives as of the date of the acquisition: Fair value Useful life Reacquired franchise rights (1) 233,070 11.3 Customer relationships (2) 24,920 8.0 Reacquired area development rights (3) 1,440 5.0 Total intangible assets subject to amortization 259,430 (1) Reacquired franchise rights represent the fair value of the reacquired franchise agreements using the income approach, specifically, the multi-period excess earnings method. (2) Customer relationships represent the fair value of the existing contractual customer relationships using the income approach, specifically, the multi-period excess earnings method. (3) Reacquired area development rights represent the fair value of the undeveloped area development agreement rights using the cost approach. The fair value of the identified intangible assets subject to amortization will be amortized over the assets’ preliminary estimated useful lives based on the pattern in which the economic benefits are expected to be received. Revenues and income before taxes of Sunshine Fitness included in the Company’s consolidated statement of operations from the acquisition date of February 10, 2022 to December 31, 2022 are as follows: Year Ended December 31, 2022 Total revenues $ 180,841 Income before taxes $ 17,478 The following pro forma financial information summarizes the combined results of operations for the Company and Sunshine Fitness, as though the companies were combined as of the beginning of 2021. The unaudited pro forma financial information was as follows: Year Ended December 31, 2022 2021 Total revenues 957,222 731,606 Income before taxes 161,284 41,041 Net income 110,340 37,911 (6) Sale of corporate-owned stores On August 31, 2022, the Company sold 6 corporate-owned stores located in Colorado to a franchisee for $20,820. The net value of assets derecognized in connection with the sale amounted to $19,496, which included goodwill of $14,423, intangible assets of $2,629, and net tangible assets of $2,444, which resulted in a gain on sale of corporate-owned stores of $1,324. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 88

(7) Property and equipment Property and equipment as of December 31, 2022 and 2021 consists of the following: December 31, 2022 December 31, 2021 Land $ 1,341 $ 1,341 Equipment 140,160 66,369 Leasehold improvements 272,360 146,810 Buildings and improvements 8,589 8,589 Furniture & fixtures 59,015 29,409 Information technology and systems assets 78,330 62,803 Other 2,920 2,463 Construction in progress 13,974 8,199 $ 576,689 $ 325,983 Accumulated depreciation (227,869) (152,296) Total $ 348,820 $ 173,687 The Company recorded depreciation expense of $83,310, $46,123, and $36,943 for the years ended December 31, 2022, 2021 and 2020, respectively. (8) Investments Investments - Debt securities As of December 31, 2022, the Company’s debt security investment consists of redeemable preferred shares that are accounted for as a held-to-maturity investment. The Company’s investment is measured at amortized cost within investments in the consolidated balance sheets. The Company reviews its held-to-maturity securities for expected credit losses under ASC Topic 326, Credit Impairment, on an ongoing basis. During the year ended December 31, 2022, the Company’s review of the investee’s operations and financial position indicated that an adjustment to its allowance for expected credit losses was necessary. The Company utilized a probability-of-default (“PD”) and loss-given-default (“LGD”) methodology to calculate the allowance for expected credit losses. The Company derived its estimate using historical lifetime loss information for assets with similar risk characteristics, adjusted for management’s expectations. Adjustments for management’s expectations were based on the investee’s recent financial results, current financial position, and forward-looking financial forecasts. Based upon its analysis during the years ended December 31, 2022 and December 31, 2021, the Company recorded a gain on the adjustment of its allowance for credit losses of $2,505 and expense of $17,462, respectively, within other (income) expense on the consolidated statements of operations. The amortized cost, including accrued dividends, of the Company’s held-to-maturity debt security investments was $28,277 and $26,401 and the allowance for expected credit losses was $14,957 and $17,462, as of December 31, 2022 and December 31, 2021, respectively. The amortized cost, net of the allowance for expected credit losses, approximates fair value. During the years ended December 31, 2022 and December 31, 2021, respectively, the Company recognized dividend income of $1,876 and $1,401 within other income (expense) on the consolidated statements of operations. As of December 31, 2022, the Company’s held-to-maturity investment had a contractual maturity in 2026. A rollforward of the Company’s allowance for expected credit losses on held-to-maturity investments is as follows: Year Ended December 31, 2022 Year Ended December 31, 2021 Beginning allowance for expected credit losses $ 17,462 $ — (Gain) loss on adjustment of allowance for credit losses on held-to-maturity investment (2,505) 17,462 Write-offs, net of recoveries — — Ending allowance for expected credit losses $ 14,957 $ 17,462 Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 89

Equity method investments On April 9, 2021, the Company acquired a 21% ownership in Bravo Fit Holdings Pty Ltd, the Company’s franchisee and store operator in Australia, which is deemed to be a related party, for $10,000. In the fourth quarter of 2022, the Company invested an additional $2,449 in Bravo Fit Holdings Pty Ltd. Following such additional investment, its ownership remained at 21%. For the years ended December 31, 2022 and December 31, 2021, the Company’s proportionate share of the earnings in accordance with the equity method was a loss of $467 and $179, respectively, recorded within equity earnings of unconsolidated entities on the consolidated statement of operations. The adjusted carrying value of the equity method investment was $11,802 and $9,820 as of December 31, 2022 and December 31, 2021, respectively. (9) Leases Leases Classification December 31, 2022 December 31, 2021 Assets Operating Right of use asset, net $ 346,937 $ 190,330 Finance Property and equipment, net 370 222 Total lease assets $ 347,307 $ 190,552 Liabilities Current: Operating Other current liabilities $ 33,233 $ 22,523 Noncurrent: Operating Lease liabilities, net of current portion 341,843 197,682 Finance Other liabilities 380 230 Total lease liabilities $ 375,456 $ 220,435 Weighted-average remaining lease term (years) - operating leases 8.1 8.7 Weighted-average discount rate - operating leases 4.7% 5.0 % For the years ended December 31, 2022, 2021 and 2020, the components of lease cost were as follows: December 31, 2022 December 31, 2021 December 31, 2020 Operating lease cost $ 56,319 $ 29,012 $ 26,255 Variable lease cost 20,327 11,317 10,324 Total lease cost $ 76,646 $ 40,329 $ 36,579 The Company’s costs related to short-term leases, those with a duration between one and twelve months, were immaterial. Supplemental disclosures of cash flow information related to leases were as follows for the years ended December 31, 2022, 2021 and 2020: December 31, 2022 December 31, 2021 December 31, 2020 Cash paid, net, for lease liabilities $ 44,928 $ 28,126 $ 24,091 Operating lease ROU assets obtained in exchange for operating lease liabilities, excluding the Sunshine Acquisition $ 37,928 $ 48,651 $ 33,140 Sunshine Acquisition operating lease ROU assets obtained in exchange for operating lease liabilities $ 162,827 $ — $ — Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 90

As of December 31, 2022, maturities of lease liabilities were as follows: Amount 2023 $ 49,853 2024 60,578 2025 60,889 2026 59,495 2027 54,964 Thereafter 170,818 Total lease payments $ 456,597 Less: imputed interest 81,141 Present value of lease liabilities $ 375,456 As of December 31, 2022, operating lease payments exclude approximately $19,017 of legally binding minimum lease payments for leases signed but not yet commenced. (10) Goodwill and intangible assets A summary of goodwill and intangible assets at December 31, 2022 and 2021 is as follows: December 31, 2022 Weighted average amortization period (years) Gross carrying amount Accumulated amortization Net carrying Amount Customer relationships 10.6 $ 198,813 (153,243) $ 45,570 Reacquired franchise and area development rights 10.8 268,058 (43,161) 224,897 $ 466,871 $ (196,404) $ 270,467 Indefinite-lived intangible: Trade and brand names N/A 146,600 — 146,600 Total intangible assets $ 613,471 $ (196,404) $ 417,067 Goodwill $ 702,690 $ — $ 702,690 December 31, 2021 Weighted average amortization period (years) Gross carrying amount Accumulated amortization Net carrying Amount Customer relationships 11.0 $ 174,033 (137,699) $ 36,334 Reacquired franchise rights 8.0 38,158 (20,155) 18,003 $ 212,191 $ (157,854) $ 54,337 Indefinite-lived intangible: Trade and brand names N/A 146,600 — 146,600 Total intangible assets $ 358,791 $ (157,854) $ 200,937 Goodwill $ 228,569 $ — $ 228,569 91

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

A rollforward of goodwill during the years ended December 31, 2022 and 2021 is as follows:

	Franchise	Corporate-owned stores	Equipment	Total
As of December 31, 2020	$ 16,938	$ 118,217	$ 92,666	$ 227,821
Acquisition of franchisee-owned stores	—	748	—	748
As of December 31, 2021	$ 16,938	$ 118,965	$ 92,666	$ 228,569
Acquisition of franchisee-owned stores	—	488,544	—	488,544
Sale of corporate-owned stores	—	(14,423)	—	(14,423)
As of December 31, 2022	$ 16,938	$ 593,086	$ 92,666	$ 702,690

The Company determined that no impairment charges were required during any periods presented. Increases to goodwill were due to the acquisition of 114 and 2 franchisee-owned stores in 2022 and 2021, respectively. The sale of 6 corporate-owned stores decreased goodwill in 2022.

Amortization expense related to the intangible assets totaled $40,294, $16,677, and $16,888 for the years ended December 31, 2022, 2021 and 2020, respectively. The anticipated annual amortization expense to be recognized in future years as of December 31, 2022 is as follows:

	Amount
2023	$ 50,307
2024	47,601
2025	35,476
2026	31,024
2027	27,119
Thereafter	78,940
Total	$ 270,467

(11) Long-term debt

Long-term debt as of December 31, 2022 and 2021 consists of the following:

	December 31, 2022	December 31, 2021
2018-1 Class A-2-I notes	$ —	$ 556,312
2018-1 Class A-2-II notes	598,438	604,688
2019-1 Class A-2 notes	533,500	539,000
2022-1 Class A-2-I notes	421,812	—
2022-1 Class A-2-II notes	471,437	—
Borrowings under Variable Funding notes	—	75,000
Total debt, excluding deferred financing costs	2,025,187	1,775,000
Deferred financing costs, net of accumulated amortization	(26,306)	(17,227)
Total debt	1,998,881	1,757,773
Current portion of long-term debt	20,750	17,500
Long-term debt and borrowings under Variable Funding Notes, net of current portion	$ 1,978,131	$ 1,740,273

92

Future annual principal payments of long-term debt as of December 31, 2022 are as follows: Amount 2023 $ 20,750 2024 20,750 2025 600,438 2026 419,313 2027 10,250 Thereafter 953,686 Total $ 2,025,187 On August 1, 2018, Planet Fitness Master Issuer LLC (the “Master Issuer”), a limited-purpose, bankruptcy remote, wholly- owned indirect subsidiary of Pla-Fit Holdings, LLC, entered into a base indenture and a related supplemental indenture (collectively, the “2018 Indenture”) under which the Master Issuer may issue multiple series of notes. On the same date, the Master Issuer issued Series 2018-1 4.262% Fixed Rate Senior Secured Notes, Class A-2-I (the “2018 Class A-2-I Notes”) with an initial principal amount of $575,000 and Series 2018-1 4.666% Fixed Rate Senior Secured Notes, Class A-2-II (the “2018 Class A-2-II Notes” and, together with the 2018 Class A-2-I Notes, the “2018 Notes”) with an initial principal amount of $625,000. In connection with the issuance of the 2018 Notes, the Master Issuer also entered into a revolving financing facility that allows for the incurrence of up to $75,000 in revolving loans and/or Letters of Credit under the Master Issuer’s Series 2018-1 Variable Funding Senior Notes, Class A-1 (the “2018 Variable Funding Notes”). The Company fully drew down on the 2018 Variable Funding Notes on March 20, 2020. On December 3, 2019, the Master Issuer issued Series 2019-1 3.858% Fixed Rate Senior Secured Notes, Class A-2 (the “2019 Notes” and, together with the 2018 Notes, the “Notes”) with an initial principal amount of $550,000. The 2019 Notes were issued under the 2018 Indenture and a related supplemental indenture dated December 3, 2019 (together, the “2019 Indenture”). On February 10, 2022, the Company completed a prepayment in full of its 2018-1 Class A-2-I Notes and an issuance of Series 2022-1 3.251% Fixed Rate Senior Secured Notes, Class A-2-I with an initial principal amount of $425,000 and Series 2022-1 4.008% Fixed Rate Senior Secured Notes, Class A-2-II with an initial principal amount of $475,000 (the “2022 Notes” and, together with the 2018 Notes and 2019 Notes, the “Notes”), and also entered into a new revolving financing facility that allows for the issuance of up to $75,000 in Variable Funding Notes (“2022 Variable Funding Notes”) and certain Letters of Credit (the issuance of such notes, the “Series 2022-I Issuance”). The 2022 Notes were issued under the 2018 Indenture and a related supplemental indenture dated February 10, 2022 (together, with the 2019 Indenture, the “Indenture”). Together, the Notes, 2018 Variable Funding Notes and 2022 Variable Funding Notes will be referred to as the “Securitized Senior Notes”. On February 10, 2022, the Company borrowed the full amount of the $75,000 2022 Variable Funding Notes and used such proceeds to repay the outstanding principal amount (together with all accrued and unpaid interest thereon) of the 2018 Variable Funding Notes in full. On May 9, 2022, the Company repaid in full its $75,000 of borrowings under the 2022 Variable Funding Notes using cash on hand. The Notes were issued in securitization transactions pursuant to which most of the Company’s domestic revenue-generating assets, consisting principally of franchise-related agreements, certain corporate-owned store assets, equipment supply agreements and intellectual property and license agreements for the use of intellectual property, were assigned to the Master Issuer and certain other limited-purpose, bankruptcy remote, wholly-owned indirect subsidiaries of the Company that act as guarantors of the Securitized Senior Notes and that have pledged substantially all of their assets to secure the Securitized Senior Notes. Interest and principal payments on the Notes are payable on a quarterly basis. The requirement to make such quarterly principal payments on the Notes is subject to certain financial conditions set forth in the Indenture. The legal final maturity date of the 2018 Class A-2-II Notes is in September 2048, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2018 Class A-2-II Notes will be repaid in or prior to September 2025. The legal final maturity date of the 2019 Notes is in December 2049, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2019 Notes will be repaid in or prior to December 2029. The legal final maturity date of the 2022 Notes is in February 2052, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the 2022 Class A-2-I Notes will be repaid in or prior to December 2026 and the 2022 Class A-2-II Notes will be repaid in or prior to December 2031 (together, the “Anticipated Repayment Dates”). If the Master Issuer has not repaid or refinanced the Notes prior to the respective Anticipated Repayment Dates, additional interest will accrue pursuant to the Indenture. As noted above, the Company borrowed the full $75,000 in 2022 Variable Funding Notes on February 10, 2022, which was repaid in full using cash on hand on May 9, 2022. If outstanding, the 2022 Variable Funding Notes will accrue interest at a variable interest rate based on (i) the prime rate, (ii) overnight federal funds rates, (iii) the secured overnight financing rate for Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 93

U.S. Dollars, or (iv) with respect to advances made by conduit investors, the weighted average cost of, or related to, the issuance of commercial paper allocated to fund or maintain such advances, in each case plus any applicable margin and as specified in the 2022 Variable Funding Notes. There is a commitment fee on the unused portion of the 2022 Variable Funding Notes of 0.5% based on utilization. It is anticipated that the principal and interest on the 2022 Variable Funding Notes, if any, will be repaid in full on or prior to December 2026, subject to two additional one-year extension options. Following the anticipated repayment date (and any extensions thereof), additional interest will accrue on the 2022 Variable Funding Notes equal to 5.0% per year. In connection with the issuance of the 2018 Notes, 2019 Notes, and 2022 Notes, the Company incurred debt issuance costs of $27,133, $10,577, and $16,193 respectively. The debt issuance costs are being amortized to interest expense through the Anticipated Repayment Dates of the Notes utilizing the effective interest rate method. As a result of the repayment of the 2018 Class A-2-I Notes prior to the Anticipated Repayment Date, the Company recorded a loss on early extinguishment of debt of $1,583 within interest expense on the Consolidated statements of operations, consisting of the write-off of remaining unamortized deferred financing costs related to the issuance of the 2018 Class A-2-I Notes. The Securitized Senior Notes are subject to covenants and restrictions customary for transactions of this type, including (i) that the Master Issuer maintains specified reserve accounts to be used to make required payments in respect of the Securitized Senior Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the assets pledged as collateral for the Securitized Senior Notes are in stated ways defective or ineffective, (iv) a cap on non-securitized indebtedness of $50,000 (provided that the Company may incur non- securitized indebtedness in excess of such amount, subject to the leverage ratio cap described below, under certain conditions, including if the relevant lenders execute a non-disturbance agreement that acknowledges the bankruptcy-remote status of the Master Issuer and its subsidiaries and of their respective assets), (v) a leverage ratio cap incurrence test on the Company of 7.0x (calculated without regard for any indebtedness subject to the $50,000 cap) and (vi) covenants relating to recordkeeping, access to information and similar matters. Pursuant to a parent company support agreement, the Company has agreed to cause its subsidiary to perform each of its obligations (including any indemnity obligations) and duties under the Management Agreement and under the contribution agreements entered into in connection with the securitized financing facility, in each case as and when due. To the extent that such subsidiary has not performed any such obligation or duty within the prescribed time frame after such obligation or duty was required to be performed, the Company has agreed to either (i) perform such obligation or duty or (ii) cause such obligations or duties to be performed on the Company’s behalf. The Securitized Senior Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to failure to maintain stated debt service coverage ratios, certain manager termination events, an event of default, and the failure to repay or refinance the Notes on the applicable scheduled Anticipated Repayment Dates. The Securitized Senior Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal, or other amounts due on or with respect to the Securitized Senior Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, and certain judgments. In accordance with the Indenture, certain cash accounts have been established with the Indenture trustee (the “Trustee”) for the benefit of the trustee and the noteholders, and are restricted in their use. The Company holds restricted cash which primarily represents cash collections held by the Trustee, interest, principal, and commitment fee reserves held by the Trustee related to the Securitized Senior Notes. As of December 31, 2022, the Company had restricted cash held by the Trustee of $46,651. (12) Revenue from contracts with customers Contract Liabilities Contract liabilities consist primarily of deferred revenue resulting from initial and renewal franchise fees and ADA fees paid by franchisees, as well as transfer fees, which are generally recognized on a straight-line basis over the term of the underlying franchise agreement. Also included are corporate-owned store enrollment fees, annual fees and monthly fees as well as deferred equipment rebates relating to our equipment business. We classify these contract liabilities as deferred revenue in our consolidated balance sheets. The following table reflects the change in contract liabilities between December 31, 2021 and December 31, 2022: Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 94

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

		Contract liabilities
Balance at December 31, 2021	$	61,779
Revenue recognized that was included in the contract liability at the beginning of the year		(28,115)
Other gain on settlement of preexisting contracts in connection with the Sunshine Acquisition		(2,059)
Deferred revenue acquired in the Sunshine Acquisition		16,973
Increase, excluding amounts recognized as revenue during the period		38,333
Balance at December 31, 2022	$	86,911

The following table illustrates estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2022. The Company has elected to exclude short term contracts, sales and usage based royalties and any other variable consideration recognized on an "as invoiced" basis.

Contract liabilities to be recognized in:		Amount
2023	$	53,759
2024		5,305
2025		3,931
2026		3,495
2027		3,030
Thereafter		17,391
Total	$	86,911

The summary set forth below represents the balances in deferred revenue as of December 31, 2022 and 2021:

		December 31, 2022		December 31, 2021
Prepaid membership fees	$	14,160	$	6,491
Enrollment fees		3,806		1,257
Equipment discount		5,256		3,152
Annual membership fees		26,848		13,591
Area development and franchise fees		36,841		37,288
Total deferred revenue		86,911		61,779
Long-term portion of deferred revenue		33,152		33,428
Current portion of deferred revenue	$	53,759	$	28,351

Equipment deposits received in advance of delivery as of December 31, 2022 and 2021 were $8,443 and $6,036, respectively and are expected to be recognized as revenue in the next twelve months.

(13) Related party transactions

Activity with franchisees considered to be related parties is summarized below.

	For the Year Ended December 31,					
		2022		2021		2020
Franchise revenue	$	4,074	$	3,511	$	1,783
Equipment revenue		1,909		1,626		515
Total revenue from related parties	$	5,983	$	5,137	$	2,298

Additionally, the Company had deferred ADA and franchise agreement revenue from related parties of $467 and $292 as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company had $80,717 and $84,595, respectively, payable to related parties pursuant to tax benefit arrangements, see Note 17.

95

The Company provides administrative services to the NAF and typically charges the NAF a fee for providing those services, but temporarily suspended charging these fees in June 2020 through December 31, 2020 as a result of the COVID-19 pandemic. The services provided include accounting, information technology, data processing, product development, legal and administrative support, and other operating expenses, which amounted $2,437, $1,997 and $793 for the years ended December 31, 2022, 2021 and 2020, respectively. A member of the Company’s board of directors, who is also a franchisee, holds an approximate 10.5% ownership of a company that sells amenity tracking compliance software to Planet Fitness stores to which the Company made payments of approximately $272 and $220, during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the software was being utilized at 192 and 110 corporate-owned stores, respectively, and approximately 672 and 653 franchise stores, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company incurred approximately $378, $173 and $90, respectively, which is included within selling, general and administrative expense on the consolidated statements of operations, for corporate travel to a third-party company which is affiliated with our Chief Executive Officer. (14) Stockholders’ equity Pursuant to the exchange agreement between the Company and the Continuing LLC Owners, the Continuing LLC Owners (or certain permitted transferees thereof) have the right, from time to time and subject to the terms of the exchange agreement, to exchange their Holdings Units, along with a corresponding number of shares of Class B common stock, for shares of Class A common stock (or cash at the option of the Company) on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. In connection with any exchange of Holdings Units for shares of Class A common stock by a Continuing LLC Owner, the number of Holdings Units held by the Company is correspondingly increased as it acquires the exchanged Holdings Units, and a corresponding number of shares of Class B common stock are canceled. During the year ended December 31, 2022, the Company issued 517,348 shares of Class A Common Stock, of the Company and 3,637,678 membership units of Pla-Fit Holdings, LLC, together with shares of Class B Common Stock as consideration in conjunction with the Sunshine Acquisition. See Note 5. Other Exchanges During the years ended December 31, 2022, 2021 and 2020, respectively, certain Continuing LLC Owners have exercised their exchange right and exchanged 548,175, 622,979 and 4,839,866 Holdings Units, respectively, for 548,175, 622,979 and 4,839,866 newly-issued shares of Class A common stock, respectively. Simultaneously, and in connection with these exchanges, 548,175, 622,979 and 4,839,866 shares of Class B common stock were surrendered by the Continuing LLC Owners that exercised their exchange rights and canceled during the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, in connection with these exchanges, Planet Fitness, Inc. received 548,175, 622,979 and 4,839,866 Holdings Units, during the years ended December 31, 2022, 2021 and 2020 respectively, increasing its total ownership in Pla-Fit Holdings. Future exchanges of Holdings Units by the Continuing LLC Owners will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital on our consolidated balance sheets. As a result of the recapitalization transactions, the IPO, completion of our secondary offerings, and other exchanges and equity activity, as of December 31, 2022: • the public investors collectively owned 83,430,495 shares of our Class A common stock, representing 93.1% of the voting power in the Company and, through the Company, 93.1% of the economic interest in Pla-Fit Holdings; and • the Continuing LLC Owners collectively hold 6,145,722 Holdings Units, representing 6.9% of the economic interest in Pla-Fit Holdings and 6,145,722 shares of our Class B common stock, representing 6.9% of the voting power in the Company; Share repurchase programs 2019 share repurchase program On November 5, 2019, the Company’s board of directors approved a share repurchase program of up to $500,000. On December 4, 2019, the Company entered into a $300,000 accelerated share repurchase agreement (the “2019 ASR Agreement”) with JPMorgan Chase Bank, N.A. (“JPMC”). Pursuant to the terms of the 2019 ASR Agreement, on December 5, 2019, the Company paid JPMC $300,000 upfront in cash and received 3,289,924 shares of the Company’s Class A common stock, which were retired, and the Company elected to record as a reduction to retained earnings of $240,000. Final settlement 96 of the ASR Agreement occurred on March 2, 2020. At final settlement, JPMC delivered 666,961 additional shares of the Company’s Class A common stock, based on a weighted average cost per share of $75.82 over the term of the 2019 ASR Agreement, which were retired. This was evaluated as an unsettled forward contract indexed to our own stock, with $60,000 classified as a reduction to retained earnings at the original date of payment. During the year ended December 31, 2022, the Company purchased 1,528,720 shares of Class A common stock for a total cost of $94,315. All purchased shares were retired. Subsequent to these repurchases, there was $105,686 remaining under the 2019 share repurchase program. 2022 share repurchase program On November 4, 2022, the Company’s board of directors approved a share repurchase program of up to $500,000, which replaces the 2019 share repurchase program. During January 2023, the Company purchased 317,599 shares of Class A common stock for a total cost of $25,005. The timing of purchases and amount of stock repurchased will be subject to the Company’s discretion and will depend on market and business conditions, the Company’s general working capital needs, stock price, applicable legal requirements and other factors. Our ability to repurchase shares at any particular time is also subject to the terms of the Indenture governing the Securitized Senior Notes. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, or a combination of the foregoing. Dividends The Company did not declare or pay any dividends during the years ended December 31, 2022, 2021, or 2020. Preferred stock The Company had 50,000,000 preferred stock shares authorized and none issued or outstanding for the years ended December 31, 2022 or 2021. (15) Equity-based compensation 2015 Omnibus Incentive Plan In August 2015, the Company adopted the 2015 Omnibus Incentive Plan (the “2015 Plan”) under which the Company may grant options and other equity-based awards to purchase up to 7,896,800 shares to employees, directors and officers. Stock Options Generally, stock options awarded vest annually, on a tranche by tranche basis, over a period of four years with a maximum contractual term of 10 years. The fair value of stock option awards granted were determined on the grant date using the Black-Scholes valuation model based on the following assumptions: Year ended December 31, 2022 2021 Expected term (years)(1) 0.25 - 6.25 6.25 Expected volatility(2) 28.0% - 55.5% 48.8% - 49.4% Risk-free interest rate(3) 0.65% - 4.20% 1.05% - 1.21% Dividend yield(4) — % — % (1) Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method. (2) Expected volatility is based on the historical volatility of a selected peer group over a period equivalent to the expected term. (3) The risk-free rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term. (4) Based on an assumed a dividend yield of zero at the time of grant. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 97

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

A summary of stock option activity for the year ended December 31, 2022:

	Stock Options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 1, 2022	832,325	$ 43.86		
Granted	119,364	$ 77.05		
Exercised	(8,063)	$ 23.17		
Forfeited	(73,687)	$ 76.39		
Outstanding at December 31, 2022	869,939	$ 45.85	5.5	$ 28,903
Vested or expected to vest at December 31, 2022	869,939	$ 45.85	5.5	$ 28,903
Exercisable at December 31, 2022	650,955	$ 35.49	4.7	$ 28,193

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2022 was $29.31. During the years ended December 31, 2022 and 2021, $2,947 and $3,915, respectively, was recorded to selling, general and administrative expense related to stock options. As of December 31, 2022, total unrecognized compensation expense related to unvested stock options, was $3,045, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted stock units

Restricted Class A stock units ("RSUs") granted to members of the Board of Directors vest on the first anniversary of the grant date, provided that the recipient continues to serve on the Board of Directors through the vesting dates. RSUs are also granted to certain employees of the Company and generally vest annually, on a tranche by tranche basis, over a period of four years. RSU awards are valued using the intrinsic value method.

	Restricted stock units	Weighted average fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Unvested outstanding at January 1, 2022	138,917	$ 71.65		
Granted	80,472	$ 82.42		
Vested	(65,433)	$ 66.06		
Forfeited	(48,592)	$ 84.38		
Unvested outstanding at December 31, 2022	105,364	$ 77.47	1.8	$ 8,303

During the years ended December 31, 2022 and 2021, $4,202 and $4,568, respectively, was recorded to selling, general and administrative expense related to RSUs. As of December 31, 2022, total unrecognized compensation expense related to unvested RSUs was $3,162, which is expected to be recognized over a weighted-average period of 1.8 years.

Performance share units

Class A performance share units ("PSUs") are subject to a set of performance metrics that adjusts the quantity of awards earned from zero up to 200% of the original target quantity depending upon the Company's results at the end of the three year performance period against the performance metrics. These awards cliff-vest three years from the date of grant, and the Company recognizes compensation expense ratably over the required service period based on its estimate of the number of shares will vest upon achieving the measurement criteria. If there is a change in the estimate of the number of shares that are probable of vesting, the Company will cumulatively adjust compensation expense in the period that the change in estimate is made.

98

Performance share units Weighted average fair value Weighted average remaining contractual term (years) Aggregate intrinsic value Unvested outstanding at January 1, 2022 — $ — Granted 95,338 $ 90.21 Vested — $ — Forfeited (66,394) $ 93.52 Unvested outstanding at December 31, 2022 28,944 $ 82.61 2.2 $ 2,281 Expected to vest at December 31, 2022 25,177 $ 82.61 2.2 $ 1,984 During the years ended December 31, 2022 and 2021, $540 and $0, respectively, was recorded to selling, general and administrative expense related to the PSUs. As of December 31, 2022, total unrecognized compensation expense related to unvested PSUs was $1,540, which is expected to be recognized over a weighted average period of 2.2 years. 2018 Employee stock purchase plan The 2018 Employee Stock Purchase Plan (the “ESPP”), as adopted by the Board of Directors in March 2018, allows eligible employees to purchase shares of the Company’s Class A common stock at a discount through payroll deductions of up to 10% of their eligible compensation, subject to any plan limitations. The ESPP provides for six-month offering periods, and at the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company’s Class A common stock on the first trading day of the offering period or on the last day of the offering period. As of December 31, 2022, a total of 1,000,000 shares of common stock were authorized and available for the issuance of equity awards under the ESPP. During the year ended December 31, 2022, employees purchased 16,375 shares and $377 was recorded to expense related to the ESPP. (16) Earnings per share Basic earnings per share of Class A common stock is computed by dividing net income or loss attributable to Planet Fitness, Inc. for the years ended December 31, 2022, 2021, and 2020, by the weighted-average number of shares of Class A common stock outstanding during the same periods. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to Planet Fitness, Inc. by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities. Shares of the Company’s Class B common stock do not share in the earnings or losses attributable to Planet Fitness, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of the Company’s Class B common stock are, however, considered potentially dilutive shares of Class A common stock because shares of Class B common stock, together with the related Holdings Units, are exchangeable into shares of Class A common stock on a one-for-one basis. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 99

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock: Basic net income per share: Year Ended December 31, 2022 Year Ended December 31, 2021 Year Ended December 31, 2020 Numerator Net income (loss) $ 110,456 $ 46,122 $ (15,204) Less: net income (loss) attributable to non-controlling interests 11,054 3,348 (213) Net income (loss) attributable to Planet Fitness, Inc. - basic & diluted $ 99,402 $ 42,774 $ (14,991) Denominator Weighted-average shares of Class A common stock outstanding - basic 84,136,819 83,295,580 80,303,277 Effect of dilutive securities: Stock options 351,200 540,381 — Restricted stock units 54,864 58,188 — Performance stock units 1,215 — — Weighted-average shares of Class A common stock outstanding - diluted 84,544,098 83,894,149 80,303,277 Earnings (loss) per share of Class A common stock - basic $ 1.18 $ 0.51 $ (0.19) Earnings (loss) per share of Class A common stock - diluted $ 1.18 $ 0.51 $ (0.19) Potentially dilutive stock options of 528,464 and restricted stock units of 41,223 for the year ended December 31, 2020 were not included in the computation of diluted loss per share because the inclusion thereof would be antidilutive. Weighted average shares of Class B common stock of 5,867,367, 3,323,399 and 6,292,971 for the years ended December 31, 2022, 2021 and 2020, respectively, were evaluated under the if-converted method for potential dilutive effects and were determined to be anti-dilutive. Weighted-average stock options outstanding of 244,660, 160,833 and 162,740 for the years ended December 31, 2022, 2021 and 2020, respectively, were evaluated under the treasury stock method for potential dilutive effects and were determined to be anti-dilutive. Weighted average restricted stock units outstanding of 11,963, 114 and 548, for the year ended December 31, 2022, 2021 and 2020, respectively, were evaluated under the treasury stock method for potential dilutive effects and were determined to be anti-dilutive. Weighted average performance stock units outstanding of 1,066, 0 and 0, for the year ended December 31, 2022, 2021 and 2020, respectively, were evaluated under the treasury stock method for potential dilutive effects and were determined to be anti-dilutive. (17) Income taxes Income (loss) before the provision for income taxes as shown in the accompanying consolidated statements of operations is as follows: Year Ended December 31, 2022 2021 2020 Domestic $ 158,345 $ 52,425 $ (13,382) Foreign 3,093 (465) (1,135) Total income (loss) before the provision for income taxes 161,438 51,960 (14,517) Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 100

The provision (benefit) for income taxes consists of the following: Year Ended December 31, 2022 2021 2020 Current: Federal $ — $ (314) $ (6,938) State 842 4,197 256 Foreign 1,055 248 156 Total current tax expense (benefit) 1,897 4,131 (6,526) Deferred: Federal 27,401 11,079 2,769 State 21,049 (9,750) 4,530 Foreign 168 199 (86) Total deferred tax expense 48,618 1,528 7,213 Provision for income taxes $ 50,515 $ 5,659 $ 687 The Company is the sole managing member of Pla-Fit Holdings, which is treated as a partnership for U.S. federal and certain state and local income taxes. As a partnership, Pla-Fit Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Pla-Fit Holdings is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. Planet Fitness, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of Pla-Fit Holdings. The Company is also subject to taxes in certain foreign jurisdictions. A reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate is as follows: Year Ended December 31, 2022 2021 2020 U.S. statutory tax rate 21.0% 21.0% 21.0 % State and local taxes, net of federal benefit 4.0% 6.6% 5.7 % State rate change impact on deferred taxes 8.6% (22.7) % (37.4) % Tax benefit arrangement liability adjustment (1.8) % 4.7% 8.6 % Foreign tax rate differential 0.2% 0.7% (1.0) % Withholding taxes and other 0.3% 0.6% (0.3) % Colorado store sale 0.9% — % — % Change in valuation allowance (0.4) % 8.6% — % Equity-based compensation (0.2) % (7.4) % — % Income attributable to non-controlling interests (1.3) % (1.2) % (1.3) % Effective tax rate 31.3% 10.9% (4.7) % The Company’s effective tax rate was 31.3% for the year ended December 31, 2022, in comparison to the U.S. statutory tax rate in 2022 of 21.0%. The effective tax rate differs from the U.S. statutory rate primarily due to an income tax expense recorded in 2022 resulting from a change in our deferred tax rate, in addition to the fact that we are subject to taxation in various state and local jurisdictions resulting in an increase in our effective tax rate. The Company’s effective tax rate was 31.3% for the year ended December 31, 2022, compared to 10.9% in the prior year. The increase in the effective income tax rate was primarily due to an income tax expense in 2022 resulting from a change in our deferred tax rate, partially offset by a reduction in state and local taxes. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the accompanying consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. Details of the Company’s deferred tax assets and liabilities are summarized as follows: Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 101

Year Ended December 31, 2022 2021 Deferred tax assets: Deferred revenue $ 5,277 $ 7,518 Goodwill and intangible assets 401,438 487,752 Net operating loss 53,370 47,361 Lease liabilities 91,205 53,625 Other 12,585 11,209 Deferred tax assets 563,875 607,465 Valuation allowance (4,037) (4,630) Deferred tax assets, net of valuation allowance $ 559,838 $ 602,835 Deferred tax liabilities: Prepaid expenses (952) (2,244) Property and equipment (23,718) (16,433) Right of use assets (82,074) (44,894) Total deferred tax liabilities $ (106,744) $ (63,571) Total deferred tax assets and liabilities $ 453,094 $ 539,264 Reported as: Deferred income taxes - non-current assets $ 454,565 $ 539,264 Deferred income taxes - non-current liabilities (1,471) — Total deferred tax assets and liabilities $ 453,094 $ 539,264 As of December 31, 2022, we had a net deferred tax asset of $453,094, primarily resulting from tax attributes generated from past exchanges and sales of Holdings Units which will reduce taxable income in future periods. Substantially all of our deferred tax assets are deemed to be more likely than not to be realized. In assessing the need for a valuation allowance, we consider, among other things, our recent history of generating positive income before taxes, projections of future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2022, the Company has continued to provide a valuation allowance of $4,037 against the portion of its deferred tax assets that would generate capital losses for which the Company does not have sufficient positive evidence to support its recoverability. As of December 31, 2022, the Company had federal net operating loss carryforwards of $210,717, with an indefinite lived carryforward. A summary of the changes in the Company’s unrecognized tax positions is as follows: Year Ended December 31, 2022 2021 Balance at beginning of year $ 420 $ 420 Increase related to current year tax positions — — Decrease related to prior year tax positions (92) — Balance at end of year $ 328 $ 420 As of December 31, 2022 and 2021, the total liability related to uncertain tax positions was $328 and $420, respectively, and is included within other liabilities on our consolidated balance sheets. The table above presents a reconciliation of the beginning and ending balances of the liability for unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2022 and 2021. The Company and its subsidiaries file U.S. federal income tax returns, as well as tax returns in various state and foreign jurisdictions. Generally, the tax years 2019 through 2022 remain open to examination by the tax authorities in these jurisdictions. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 102

Tax benefit arrangements The Company’s acquisition of Holdings Units in connection with the IPO and certain future and past exchanges of Holdings Units for shares of the Company’s Class A common stock (or cash at the option of the Company) are expected to produce and have produced favorable tax attributes. In connection with the IPO, the Company entered into two tax receivable agreements. Under the first of those agreements, the Company generally is required to pay to the TRA Holders 85% of the applicable tax savings, if any, in U.S. federal and state income tax that the Company is deemed to realize as a result of certain tax attributes of their Holdings Units sold to the Company (or exchanged in a taxable sale) and that are created as a result of (i) the sales of their Holdings Units for shares of Class A common stock and (ii) tax benefits attributable to payments made under the tax receivable agreement (including imputed interest). Under the second tax receivable agreement, the Company generally is required to pay to the Direct TSG Investors 85% of the amount of tax savings, if any, that the Company is deemed to realize as a result of the tax attributes of the Holdings Units held in respect of the Direct TSG Investors’ interest in the Company, which resulted from the Direct TSG Investors’ purchase of interests in Pla-Fit Holdings in 2012, and certain other tax benefits. Under both agreements, the Company generally retains the benefit of the remaining 15% of the applicable tax savings. The Company recorded other income of $13,831, other expense of $11,737 and other income of $5,949 in the years ended December 31, 2022, 2021 and 2020, respectively, reflecting a change in the tax benefit obligation attributable to a change in the expected tax benefits. In each year, the remeasurement was primarily due to various state tax legislation changes enacted in the year and in 2022 was also due to the Sunshine Acquisition which resulted in a change in the amount of income apportioned to various states in future periods and accordingly resulted in a decrease to the tax benefit arrangement liability. In connection with the exchanges that occurred during 2022 and 2021, 548,175 and 622,979 Holdings Units, respectively, were redeemed by the Continuing LLC Owners for newly-issued shares of Class A common stock, resulting in an increase in the tax basis of the net assets of Pla-Fit Holdings. As a result of the change in Planet Fitness, Inc.’s ownership percentage of Pla-Fit Holdings that occurred in conjunction with the exchanges and issuance of Holdings Units, we recorded an increase to our net deferred tax assets of $2,000 and a decrease to our net deferred tax assets of $468, during the years ended December 31, 2022 and 2021, respectively. As a result of these exchanges and other activity, during the years ended December 31, 2022 and 2021 we also recognized deferred tax assets in the amount of $16,326 and $17,714, respectively, and corresponding tax benefit arrangement liabilities of $0 and $15,034, respectively, representing approximately 85% of the tax benefits due to the TRA Holders for shares exchanged that were subject to tax benefit arrangements. The offset to the entries recorded in connection with exchanges in each year was to stockholders’ equity. The tax benefit obligation was $494,465 and $528,107 as of December 31, 2022 and 2021, respectively. Projected future payments under the tax benefit arrangements are as follows: Amount 2023 $ 31,940 2024 41,153 2025 51,713 2026 54,038 2027 56,761 Thereafter 258,860 Total $ 494,465 (18) Commitments and contingencies (a) Legal matters From time to time, and in the ordinary course of business, the Company is subject to various claims, charges, and litigation, such as employment-related claims and slip and fall cases. On May 27, 2022, the Company and other defendants, including an officer of the Company who is a related party, received a final judgment after appeal to the joint and several judgment against them in a civil action brought by a former employee. In connection with the 2012 acquisition of Pla-Fit Holdings on November 8, 2012, the sellers are obligated to indemnify the Company related to this specific matter. The Company has incurred legal costs on behalf of the defendants in the case, which include a related party. These costs have historically not been material. During the fourth quarter of 2022, the Company and other defendants, as applicable, paid the final judgment in full, of which the Company paid $3,414. During 2022, the Company recorded an increase to its indemnification receivable of $1,189, and recorded a corresponding reserve against the indemnification receivable of $1,189 through other gain (loss) on the statement of operations. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 103

On December 31, 2020, the Company reached agreement on the settlement of certain legal claims for $3,800 and recorded this amount as expense in other gain (loss) in our consolidated statements of operations in the year ended December 31, 2020. Mexico Acquisition On March 19, 2020, a franchisee in Mexico exercised a put option that requires the Company to acquire their franchisee-owned stores in Mexico. The transaction had not closed as of December 31, 2022 as the parties were in dispute over the final terms of the transaction and related matters. Subsequent to year-end, in February 2023, the Company and the franchisee agreed on a summary of terms for a settlement agreement (“Preliminary Settlement Agreement”), which will include the Company’s acquisition of the franchisee-owned stores and a release of all claims by all parties. In connection with the Preliminary Settlement Agreement, the Company recorded a legal settlement reserve of $8,550, inclusive of estimated future legal fees, through other loss on the statement of operations. The Company is not currently aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position or result of operations. (b) Purchase commitments As of December 31, 2022, the Company had advertising purchase commitments of approximately $77,865, including commitments made by the NAF. In addition, the Company had open purchase orders of approximately $22,019 primarily related to equipment to be sold to franchisees. (c) Guarantees The Company historically guaranteed lease agreements for certain franchisees and in 2019, in connection with a real estate partnership, the Company began guaranteeing certain leases of its franchisees up to a maximum period of ten years, with earlier expiration dates if certain conditions are met. The Company’s maximum obligation, as a result of its guarantees of leases, is approximately $5,942 and $6,670 as of December 31, 2022 and 2021, respectively, and would only require payment upon default by the primary obligor. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2022 and 2021, no accrual has been recorded for the Company’s potential obligation under its guaranty arrangement. (19) Retirement plan The Company maintains a 401(k) deferred tax savings plan (the Plan) for eligible employees. The Plan provides for the Company to make an employer matching contribution currently equal to 100% of employee deferrals up to a maximum of 4% of each eligible participating employees’ wages. Total employer matching contributions expensed in the consolidated statements of operations were approximately $1,123, $846, and $910 for the years ended December 31, 2022, 2021 and 2020, respectively. (20) Segments The Company has three reportable segments: (i) Franchise; (ii) Corporate-owned stores; and (iii) Equipment. The Company’s operations are organized and managed by type of products and services and segment information is reported accordingly. The Company’s chief operating decision maker (the “CODM”) is its Chief Executive Officer. The CODM reviews financial performance and allocates resources by reportable segment. There have been no operating segments aggregated to arrive at the Company’s reportable segments. The Franchise segment includes operations related to the Company’s franchising business in the United States, Puerto Rico, Canada, Panama, Mexico and Australia. The Company records all revenues and expenses of the NAF within the franchise segment. The Corporate-owned stores segment includes operations with respect to all Corporate-owned stores throughout the United States and Canada. The Equipment segment includes the sale of equipment to franchisee-owned stores. The accounting policies of the reportable segments are the same as those described in Note 2. The Company evaluates the performance of its segments and allocates resources to them based on revenue and earnings before interest, taxes, depreciation, and amortization, referred to as Segment EBITDA. Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues. The tables below summarize the financial information for the Company’s reportable segments for the years ended December 31, 2022, 2021 and 2020. The “Corporate and other” column, as it relates to Segment EBITDA, primarily includes corporate overhead costs, such as payroll and related benefit costs and professional services which are not directly attributable to any individual segment. Planet Fitness, Inc. and subsidiaries Notes to Consolidated financial statements (Amounts in thousands, except share and per share amounts) 104

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2022	2021	2020
Revenue			
Franchise segment revenue - U.S.	$ 321,062	$ 286,283	$ 202,844
Franchise segment revenue - International	8,572	4,427	3,312
Franchise segment total	329,634	290,710	206,156
Corporate-owned stores segment - U.S.	375,375	165,433	115,174
Corporate-owned stores segment - International	4,018	1,786	1,968
Corporate-owned stores segment total	379,393	167,219	117,142
Equipment segment - U.S.	212,269	125,023	82,331
Equipment segment - International	15,476	4,071	989
Equipment segment total	227,745	129,094	83,320
Total revenue	$ 936,772	$ 587,023	$ 406,618

Franchise revenue includes revenue generated from placement services of $17,125, $9,968, and $6,918 for the years ended December 31, 2022, 2021 and 2020, respectively.

	Year Ended December 31, 2022	2021	2020
Segment EBITDA			
Franchise	$ 216,817	$ 194,303	$ 114,968
Corporate-owned stores	142,083	49,196	23,672
Equipment	59,082	29,680	13,097
Corporate and other	(49,366)	(78,265)	(33,242)
Total Segment EBITDA	$ 368,616	$ 194,914	$ 118,495

The following table reconciles total Segment EBITDA to income before taxes:

	Year Ended December 31, 2022	2021	2020
Total Segment EBITDA	$ 368,616	$ 194,914	$ 118,495
Less:			
Depreciation and amortization	124,022	62,800	53,832
Other income (expense)	14,983	(11,102)	4,903
Equity earnings (losses) of unconsolidated entities, net of tax	(467)	(179)	—
Income from operations	230,078	143,395	59,760
Interest expense, net	(83,623)	(80,333)	(79,180)
Other income (expense)	14,983	(11,102)	4,903
Income before income taxes	$ 161,438	$ 51,960	$ (14,517)

The following table summarizes the Company's assets by reportable segment:

	December 31, 2022	December 31, 2021
Franchise	$ 161,355	$ 172,822
Corporate-owned stores	1,559,985	516,714
Equipment	200,020	193,983
Unallocated	933,229	1,132,464
Total consolidated assets	$ 2,854,589	$ 2,015,983

105

Planet Fitness, Inc. and subsidiaries
Notes to Consolidated financial statements
(Amounts in thousands, except share and per share amounts)

The table above includes $916 and $1,203 of long-lived assets located in the Company's international corporate-owned stores as of December 31, 2022 and 2021, respectively.

The following table summarizes the Company's goodwill by reportable segment:

	December 31, 2022	December 31, 2021
Franchise	$ 16,938	$ 16,938
Corporate-owned stores	593,086	118,965
Equipment	92,666	92,666
Total consolidated goodwill	$ 702,690	$ 228,569

(21) Corporate-owned and franchisee-owned stores

The following table shows changes in our corporate-owned and franchisee-owned stores for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
Franchisee-owned stores:			
Stores operated at beginning of period	2,142	2,021	1,903
New stores opened	144	125	125
Stores acquired from the Company	6	—	—
Stores debranded, sold or consolidated(1)	(116)	(4)	(7)
Stores operated at end of period(2)	2,176	2,142	2,021
Corporate-owned stores:			
Stores operated at beginning of period	112	103	98
New stores opened	14	7	5
Stores sold to franchisees	(6)	—	—
Stores acquired from franchisees	114	2	—
Stores operated at end of period(2)	234	112	103
Total stores:			
Stores operated at beginning of period	2,254	2,124	2,001
New stores opened	158	132	130
Stores debranded, sold or consolidated(1)	(2)	(2)	(7)
Stores operated at end of period(2)	2,410	2,254	2,124

(1) The term "debrand" refers to a franchisee-owned store whose right to use the Planet Fitness brand and marks has been terminated in accordance with the franchise agreement. We retain the right to prevent debranded stores from continuing to operate as fitness centers. The term "consolidated" refers to the combination of a franchisee's store with another store located in close proximity with our prior approval. This often coincides with an enlargement, re-equipment and/or refurbishment of the remaining store.

(2) The "stores operated" includes stores that have closed temporarily related to the COVID-19 pandemic. All stores were closed in March 2020 in response to the COVID-19 pandemic, and as of December 31, 2022, all 2,410 were re-opened and operating.

(22) Subsequent events

Subsequent to year-end, in February 2023, the Company reached a Preliminary Settlement Agreement in its litigation with a franchisee, which will include the Company's acquisition of the franchisee-owned stores and a release of all claims by all parties. See Note 18.

106

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Item 9A. Controls and Procedures. Evaluation of Disclosure Controls and Procedures We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are intended to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was performed, under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 at the reasonable assurance level. Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: • Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; • Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and • Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated 2013 Framework. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria. KPMG LLP, our independent registered public accounting firm, has issued an audit report appearing in this Annual Report on Form 10-K on the effectiveness of our internal control over financial reporting as of December 31, 2022. Changes in Internal Control Over Financial Reporting There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 107

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Planet Fitness, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Planet Fitness, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules, Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Boston, Massachusetts March 1, 2023 108

Item 9B. Other Information. Not applicable. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information called for by Item 10 is incorporated herein by reference to our Definitive Proxy Statement relating to our 2022 Annual Meeting of Stockholders to be held May 1, 2023. We intend to file such Definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 11. Executive Compensation. The information required by this Item 11 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by this Item 12 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required by this Item 13 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. Item 14. Principal Accounting Fees and Services. The information required by this Item 14 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. 109

PART IV Item 15. Exhibits, Financial Statement Schedules. (a) The following documents are filed as part of this Annual Report on Form 10-K: (i) Financial statements (included in Item 8 of this Annual Report on Form 10-K): 1 Report of Independent Registered Public Accounting Firm (PCAOB ID: 185) 2 Consolidated Balance Sheets as of December 31, 2022 and 2021 3 Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 4 Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 5 Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 6 Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020 7 Notes to Consolidated Financial Statements (ii) Financial Statements Schedules 1 Schedule II – Valuation and Qualifying Accounts (in thousands) Balance at Beginning of Period Provision for (recovery of) doubtful accounts, net Write-offs and other Balance at End of Period Allowance for uncollectible amounts: December 31, 2022 $ — $ — $ — $ — December 31, 2021 $ 7 $ 10 $ (17) $ — December 31, 2020 $ 111 $ (74) $ (30) $ 7 (in thousands) Balance at Beginning of Period (Gain) loss on adjustment of allowance for credit losses on held-to- maturity investment Write-offs and other Balance at End of Period Allowance for credit losses on held to maturity investment: December 31, 2022 $ 17,462 $ (2,505) $ — $ 14,957 December 31, 2021 $ — $ 17,462 $ — $ 17,462 December 31, 2020 $ — $ — $ — $ — (in thousands) Balance at Beginning of Period (Benefit) provision of allowance Utilization of allowance Balance at End of Period Valuation allowance on deferred tax assets: December 31, 2022 $ 4,630 $ (593) $ — $ 4,037 December 31, 2021 $ — $ 4,630 $ — $ 4,630 December 31, 2020 $ — $ — $ — $ — All other separate financial statements schedules have been omitted because such information is inapplicable or is included in the financial statements or notes described above. (3) Exhibits The exhibits listed in the following Exhibits Index, are filed or incorporated by reference as part of this Annual Report on Form 10-K. 110

Exhibit number	Exhibit description	Filed herewith	Incorporated by Reference			
			Form	File no.	Exhibit	Filing date
2.1*	Equity Purchase Agreement, dated January 10, 2022, by and among the Company, Pla-Fit Holdings, LLC, Sunshine Fitness Growth Holdings, LLC, TSG7 A AIV III, L.P., Sunshine Fitness Group Holdings, LLC, Eric Dore, Shane McGuiness, Joseph Landau, The Glenn Dowler Irrevocable GST Trust of 2018, The Shannon Dowler Irrevocable GST Trust of 2018, Michael Hicks, The David W. Blevins Irrevocable GST Trust of 2020, and The Heather L. Blevins Irrevocable GST Trust of 2020, TSG7 A AIV III Holdings-A, L.P., TSG7 A AIV III Holdings, L.P., and TSG7 A AIV III, L.P., in its capacity as the Sellers' Representative, as amended by that certain Amendment No. 1, dated February 9, 2022.		8-K	001-37534	2.1	10-Feb-22
3.1	Restated Certificate of Incorporation of Planet Fitness, Inc.		S-1/A	333-205141	3.1	15-Jul-15
3.2	Amended and Restated Bylaws of Planet Fitness, Inc.		8-K	001-37534	3.1	23-Feb-23
4.1	Form of Class A Common Stock Certificate		S-1/A	333-205141	4.1	27-Jul-15
4.2	Amended and Restated Base Indenture dated February 10, 2022 between Planet Fitness Master Issuer LLC, as Master Issuer, and Citibank, N.A., as Trustee and Securities Intermediary		8-K	001-37534	4.1	10-Feb-22
4.3	Series 2018-1 Supplement dated August 1, 2018 between Planet Fitness Master Issuer LLC, as Master Issuer of the Series 2018-1 fixed rate senior secured notes, Class A-2, and Series 2018-1 variable funding senior notes, Class A-1, and Citibank, N.A., as Trustee and Series 2018-1 Securities Intermediary		8-K	001-37534	4.2	1-Aug-18
4.4	Series 2019-1 Supplement dated December 3, 2019 between Planet Fitness Master Issuer LLC, as Master Issuer of the Series 2019-1 3.858% Fixed Rate Senior Secured Notes, Class A-2, and Citibank, N.A., as Trustee and Series 2019-1 Securities Intermediary		8-K	001-37534	4.1	3-Dec-19
4.5	Description of Securities of the Registrant		10-K	001-37534	4.5	28-Feb-20
4.6	Series 2022-1 Supplement dated February 10, 2022, between Planet Fitness Master Issuer LLC, as Master Issuer of the Series 2022-1 fixed rate senior secured notes, Class A-2, and Series 2022-1 variable funding senior notes, Class A-1, and Citibank, N.A., as Trustee and Series 2022-1 Securities Intermediary.		8-K	001-37534	4.2	10-Feb-22
10.1	Form of Amended and Restated Pla-Fit Holdings, LLC Operating Agreement		S-1/A	333-205141	10.4	15-Jul-15
10.2	Form of Tax Receivable Agreement with the Continuing LLC Owners		S-1/A	333-205141	10.5	15-Jul-15
10.3	Form of Tax Receivable Agreement with the Direct TSG Investors		S-1/A	333-205141	10.6	15-Jul-15
10.4	Form of Registration Rights Agreement		S-1/A	333-205141	10.7	15-Jul-15
10.5	Amendment No. 1 to the Registration Rights Agreement, dated August 30, 2016, by and among Planet Fitness, Inc., the Investors (as defined therein) and the Managers (as defined therein)		10-Q	001-37534	10.2	03-Nov-16
10.6	Form of Exchange Agreement		S-1/A	333-205141	10.9	15-Jul-15

111

Exhibit number	Exhibit description	Filed herewith	Incorporated by Reference			
			Form	File no.	Exhibit	Filing date
10.7	Amendment No. 1 to the Exchange Agreement, dated August 30, 2016, by and among Planet Fitness, Inc., Pla-Fit Holdings, LLC, and the holders of Holdings Units (as defined therein) and shares of Class B Common Stock (as defined therein)		10-Q	001-37534	10.1	03-Nov-16
10.8	Amended and Restated Employment Agreement with Christopher Rondeau		S-1/A	333-205141	10.10	15-Jul-15
10.9	Form of Director Indemnification Agreement		S-1/A	333-205141	10.11	15-Jul-15
10.10	Amended and Restated Employment Agreement with Dorvin Lively		S-1/A	333-205141	10.12	15-Jul-15
10.11	Form of Confidentiality, Inventions and Non-competition Agreement		10-Q	001-37534	10.3	8-May-19
10.12	Employment Agreement with Thomas Fitzgerald		10-K	001-37534	10.13	28-Feb-20
10.13	Employment Agreement with Jeremy Tucker		10-K	001-37534	10.14	01-Mar-21
10.14	Amended and Restated Planet Fitness, Inc. 2015 Omnibus Incentive Plan	X				
10.15	Form of Planet Fitness, Inc. Cash Incentive Plan		S-1	333-205141	10.17	22-Jun-15
10.16	Form of Stock Option Award		10-K	001-37534	10.17	01-Mar-21
10.17	Form of Restricted Stock Unit and Performance Stock Unit Award Agreement		10-K	001-37534	10.18	1-Mar-22
10.18	Class A-1 Note Purchase Agreement dated July 19, 2018 among Planet Fitness Master Issuer LLC, as Master Issuer, Planet Fitness SPV Guarantor LLC, Planet Fitness Franchising LLC, Planet Fitness Assetco LLC and Planet Fitness Equipment Distributor LLC, each as Guarantor, Planet Fitness Holdings, LLC, as manager, certain conduit investors and financial institutions and funding agents, and ING Capital LLC, as provider of letters of credit, as swingline lender and as administrative agent		8-K	001-37534	10.1	20-Jul-18
10.19	Guarantee and Collateral Agreement dated August 1, 2018 among Planet Fitness Franchising LLC, Planet Fitness Distribution LLC, Planet Fitness Assetco LLC and Planet Fitness SPV Guarantor LLC, each as a Guarantor, and Citibank, N.A., as Trustee		8-K	001-37534	10.1	1-Aug-18
10.20	Management Agreement dated August 1, 2018 among Planet Fitness Master Issuer LLC, Planet Fitness SPV Guarantor LLC, certain subsidiaries of Planet Fitness Master Issuer LLC party thereto, Planet Fitness Holdings, LLC, as Manager, and Citibank, N.A., as Trustee		8-K	001-37534	10.2	1-Aug-18
10.21	First Amendment dated February 10, 2022 to Management Agreement among Planet Fitness Master Issuer LLC, Planet Fitness SPV Guarantor LLC, certain subsidiaries of Planet Fitness Master Issuer LLC party thereto, Planet Fitness Holdings, LLC, as Manager, and Citibank, N.A., as Trustee.		8-K	001-37534	10.1	10-Feb-22

112

Exhibit number	Exhibit description	Filed herewith	Incorporated by Reference			
			Form	File no.	Exhibit	Filing date
10.22	Class A-1 Note Purchase Agreement dated January 25, 2022 among Planet Fitness Master Issuer LLC, as Master Issuer, Planet Fitness SPV Guarantor LLC, Planet Fitness Franchising LLC, Planet Fitness Assetco LLC and Planet Fitness Equipment Distributor LLC, each as Guarantor, Planet Fitness Holdings, LLC, as manager, certain conduit investors and financial institutions and funding agents, and ING Capital LLC, as provider of letters of credit, as swingline lender and as administrative agent.		8-K	001-37534	10.1	26-Jan-22
10.23	Executive Severance & Change in Control Policy		10-Q	001-37534	10.1	7-May-21
10.24	Registration Rights Agreement, dated February 10, 2022, by and among the Company and the holders party thereto.		8-K	001-37534	10.2	10-Feb-22
10.25	Form of Lock-Up Agreement, dated as of February 10, 2022, by and among the Company, Plat-Fit Holdings, LLC and the holders party thereto.		8-K	001-37534	10.3	10-Feb-22
10.26	Employment Agreement with Jennifer Simmons		8-K	001-37534	10.1	9-Nov-22
10.27	Employment Agreement with Bill Bode		8-K	001-37534	10.2	9-Nov-22
10.28	Separation Agreement with Jeremy Tucker		8-K	001-37534	10.3	9-Nov-22
10.29	Employment Agreement with Shane McGuiness		10-K	001-37534	10.24	1-Mar-22
10.30	Amended and Restated Planet Fitness, Inc. 2018 Employee Stock Purchase Plan	X				
10.31	Amended and Restated Planet Fitness, Inc. Non-Employee Director Compensation Program	X				
10.32	Employment Agreement with Edward Hymes	X				
10.33	Form of Restricted Stock Unit Director Award Agreement	X				
21.1	List of Subsidiaries of the Registrant	X				
23.1	Consent of KPMG LLP	X				
31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T formatted as Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Equity, and (vi) Notes to Consolidated Financial Statements	X				
104	Cover Page Interactive Data File Inline XBRL and contained in Exhibit 101	X				

113

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request. Item 16. Form 10-K Summary. None. 114

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized. Planet Fitness, Inc. Date: March 1, 2023 /s/ Thomas Fitzgerald Thomas Fitzgerald Chief Financial Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated. Name Title Date /s/ Christopher Rondeau Chief Executive Officer and Director March 1, 2023 Christopher Rondeau (Principal Executive Officer) /s/ Thomas Fitzgerald Chief Financial Officer March 1, 2023 Thomas Fitzgerald (Principal Financial Officer) /s/ Brian O’Donnell Chief Accounting Officer March 1, 2023 Brian O’Donnell (Principal Accounting Officer) /s/ Enshalla Anderson Director March 1, 2023 Enshalla Anderson /s/ Frances Rathke Director March 1, 2023 Frances Rathke /s/ Craig Benson Director March 1, 2023 Craig Benson /s/ Cammie Dunaway Director March 1, 2023 Cammie Dunaway /s/ Stephen Spinelli, Jr. Director March 1, 2023 Stephen Spinelli, Jr. /s/ Christopher Tanco Director March 1, 2023 Christopher Tanco /s/ Bernard Acoca Director March 1, 2023 Bernard Acoca 115

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